UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2019

(Commission File No. 33-99720)

ARAUCO AND CONSTITUTION PULP INC.

(Translation of registrant’s name into English)

El Golf 150

Fourteenth Floor

Santiago, Chile

(Address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

ARAUCO AND CONSTITUTION PULP INC

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES Ratio Analysis of the Consolidated Financial Statements December 31, 2019Amounts in thousands of U.S. dollars, except as indicated

1. ANALYSIS OF FINANCIAL POSITION

a)	Statement of Financial Position

The principal components of assets and liabilities at each period are as follows:

Assets	12-31-2019	12-31-2018
	ThU.S.$	ThU.S.$
Current assets	3,931,381	3,441,160
Non-current assets	11,928,649	11,152,588
Total assets	15,860,030	14,593,748

Liabilities	12-31-2019	12-31-2018
	ThU.S.$	ThU.S.$
Current liabilities	1,261,522	1,579,764
Non-current liabilities	7,229,093	5,675,013
Non–parent participation	35,011	37,192
Net equity attributable to parent company	7,334,404	7,301,779
Total net equity and liabilities	15,860,030	14,593,748

As of December 31, 2019, total assets increased MU.S.$1,266 compared to December 31, 2018, equivalent to a 8.68% variation. This variation was driven mainly by increases in the balance of property, plant and equipment and current tax assets which were partially offset by a decrease in trade and other current receivables and investment in related parties.

In turn, total liabilities increased by MU.S.$1,236 principally due to an increase in financial liabilities (mainly bonds issuances), partially offset by decreases in tax liabilities and current non-financial liabilities (minimum dividend).

The main financial and operational indicators as of the dates and periods indicated below are as follows:

Liquidity ratios	12-31-2019	12-31-2018
Current Liquidity (current assets / current liabilities)	3.12	2.18
Acid ratio ((current assets-inventories, biological assets) /	2.06	1.33
current liabilities)

Debt indicators	12-31-2019	12-31-2018
Debt to equity ratio (total liabilities / equity)	1.15	0.99
Short-term debt to total debt (current liabilities / total liabilities)	0.15	0.22
Long-term debt to total debt (non-current liabilities / total liabilities)	0.85	0.78

	12-31-2019	12-31-2018
Financial expenses coverage ratio (earnings before	1.23	5.44
taxes + interest expense / interest expense)

Activity ratio	12-31-2019	12-31-2018
Inventory turnover-time (cost of sales / inventories + current biological assets)	2.92	2.95
Inventory turnover-time (excluding biological assets) (Cost of sales /inventory)	3.75	3.92
Inventory permanence-days ((inventories + biological assets) /cost of sales)	123.17	121.96
Inventory permanence-days (excluding biological assets) (inventory / cost of sales)	95.93	91.80

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES Ratio Analysis of the Consolidated Financial Statements December 31, 2019Amounts in thousands of U.S. dollars, except as indicated

As of December 31, 2019, the short-term debt to total debt ratio represented 15% of total liabilities (22% as of December 31, 2018).

Our financial expenses coverage ratio decreased from 5.44 to 1.23, mainly due to lower earnings before taxes for period ended December 31, 2019, compared to the same period of 2018.

b)	Statement of profit or loss

Profit before income tax

Profit before income tax registered a profit of approximately MU.S.$63 compared to a profit of approximately MU.S.$954 in the same period of 2018. The negative variation of MU.S.$891 is explained by the factors described in the following table:

Item	MU.S.$
Gross profit	(813)
Distribution and Administrative Expenses	(23)
Other financial income and expenses	(47)
Others	(8)
Net change in profit before income tax	(891)

The main indicators related to result accounts and the details of revenues and operation costs are as follows:

Revenues	12-31-2019 ThU.S.$	12-31-2018 ThU.S.$
Pulp	2,323,675	3,044,506
Timber	2,869,406	2,761,878
Forestry	135,691	113,981
Other	442	34,468
Total revenues	5,329,214	5,954,833

Sales costs	12-31-2019 ThU.S.$	12-31-2018 ThU.S.$
Wood	879,583	691,129
Forestry work and other services	547,749	672,233
Depreciation and amortization	473,876	377,557
Other costs	2,009,170	1,981,830
Total sales costs	3,910,378	3.722.749

Profitability index	12-31-2019	12-31-2018
Profitability on equity	0.84	10.05
Profitability on assets	0.41	5.08
Return on operating assets	1.90	8.19

Profitability ratios	12-31-2019	12-31-2018
Income per share (U.S.$) (1)	0.55	6,41
Profit after tax (ThU.S.$) (2)	61,970	726,759
Gross margin (ThU.S.$)	1,418,836	2,232,084
Finance costs (ThU.S.$)	(273,639)	(214,779)
(1)	Earnings per share refer to the profit to net equity to parent company.
(2)	Includes non-controlling interest.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES Ratio Analysis of the Consolidated Financial Statements December 31, 2019Amounts in thousands of U.S. dollars, except as indicated

EBITDA	12-31-2019 ThU.S.$	12-31-2018 ThU.S.$
Profit (loss)	61,970	726,759
Finance costs	273,639	214,779
Finance income	(32,582)	(20,895)
Income tax expense	535	226,765
EBIT	303,562	1,147,408
Depreciation and amortization	519,380	407,422
EBITDA	822,942	1,554,830
Cost at fair value of the harvest	323,271	319,448
Gain from changes in fair value of biological assets	(154,705)	(84,476)
Exchange difference	32,507	26,470
Others*	123,353	34,264
Adjusted EBITDA	1,147,368	1,850,536

* Considers impairment provision for property, plant and equipment.

2. MAIN SOURCES OF FINANCING

Arauco’s financing needs are mainly covered through the capital markets, with bond issuances and credits obtained from banks and financial institutions serving as the main sources of financing. For short-term borrowing, Arauco follows a liquidity policy which indicates the amounts and institutions from which it can borrow according to several conditions defined in the policy. In the case of long-term debt, corporate bond issuances in the local market and also in international markets are used as sources of new resources. Another source of long-term financing corresponds to borrowings from banks and financial institutions around the world.

3. DIFFERENCE BETWEEN ECONOMIC VALUES AND BOOK ASSETS

Assets and liabilities are presented in the Consolidated Financial Statements according to International Financial Reporting Standards and instructions issued by Chilean Commission for the Financial Market. We believe that there are no material differences between the economic value of our assets and the value reflected in these Financial Statements.

4. MARKET SITUATION

Pulp Division

The market situation during the last quarter of 2019 remained affected by trade conflicts between China and the US. Nevertheless, the cycle appears to have bottomed out and prices started to stabilize stopping the downward trend that we saw since the beginning of 2019. The decrease we saw during the third quarter in inventory levels continued through the fourth quarter, reaching the lowest levels of the last 14 months. Additionally, the fourth quarter showed greater balance between supply and demand.

In China, uncertainty regarding the trade war between China and the US diminished after the phase one of the trade deal, which left proposed tariff increases on Chinese products without effect. At the same time, the agreement implied that tariffs on certain US products did not increase, such as pulp. Chinese paper producers faced good margins due to higher demand and lower raw materials costs. Paper producers started buying port inventories, not necessarily to use them right away but to buy at low prices.

In Europe, paper demand started to recover especially at the end of the fourth quarter. Normally, at the end of the year paper producers lower their inventories, but this time was

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES Ratio Analysis of the Consolidated Financial Statements December 31, 2019Amounts in thousands of U.S. dollars, except as indicated

different, and they bought at the usual levels. Paper producer margins remain low, as the increase in paper demand has not been enough to lead price increases.

Production during the fourth quarter was affected by the programmed maintenance stoppages of the Montes del Plata and the Valdivia mills.

Composite Panel

Sales decreased compared to the third quarter, with sales volume and prices decreasing by 8.4% and 0.7%, respectively.

During the fourth quarter, the Latin American market was more complex than the third quarter. In Chile, our results were affected by the civil unrest. Brazil, was affected by higher MDF supply and a weaker than expected economy. In Argentina, sales volumes were lower, but compensated by some price increases.

In the US and Canada prices remained stable, even though the seasonality normally affects sales during the fourth quarter. Nevertheless, we have experienced some oversupply due to more imports, which also affected our sales.

Sawn timber

During the fourth quarter, price and sales volume for sawn timber were affected by the trade war and greater supply from Europe, Brazil and Russia, among others. Sales volume decreased by 6.9% compared to the last quarter. Results for remanufactured wood products were good mainly because of a stable American market and less competition from Chinese producers.

Plywood

Sales volume slightly decreased by 2.5% during the fourth quarter. In general, markets were affected by oversupply. Sales in the North American market remained stable, even though they were impacted by the holiday season at the end of the quarter.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES Ratio Analysis of the Consolidated Financial Statements December 31, 2019Amounts in thousands of U.S. dollars, except as indicated

5. ANALYSIS OF CASH FLOW

The main components of cash flow in each period are as follows:

	12-31-2019 ThU.S.$	12-31-2018 ThU.S.$
Positive (negative) Cash flow
Net cash flows from operating activities	672,838	1,287,545

Cash flows from (used in) financing activities: Loan and bond obtention and payments	1,420,487	388,267
Payment of lease liabilities	(80,323)	(6,624)
Dividends paid	(182,109)	(257,421)
Others	(10,623)	(975)
Cash flows from (used in) investment activities:
Purchase and sale of property, plant and equipment	(990,019)	(666,566)
Purchase and sale of biological assets	(241,743)	(216,592)
Purchase and sale of intangible assets	(32,032)	(2,682)
Additions (Disposals), Investments in joint ventures and associates	(67,441)	(20,070)
Dividends received	13,007	10,880
Others	487	1,048
Positive (negative) net cash flow	502,529	516,810

Cash flow from operating activities shows a lower positive balance of MU.S.$673 for the current period, representing a negative variation of MU.S.$615 compared to the same period of 2018, resulting mainly from higher tax payments and higher payments to accounts payables.

The financing cash flow shows a positive balance of MU.S.$1,147 for the current period, representing a variation in respect of the same period of 2018 (positive balance of MU.S.$123), resulting mainly from bonds issuances, which was partially offset by higher dividends payments.

Regarding the investment cash flow, the current period shows a higher negative balance of MU.S.$1,318 (compared to the negative balance of MU.S.$894 for the same period of 2018), mainly due to higher disbursements for the purchase of property, plant and equipment and the purchase of plants to Masisa in Mexico, partially offset by the disposal of Puertos y Logística S.A.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES Ratio Analysis of the Consolidated Financial Statements December 31, 2019Amounts in thousands of U.S. dollars, except as indicated

6. MARKET RISK ANALYSIS

In respect of the economic risks resulting from interest rate variations, the Company maintains, as of December 31, 2019, a ratio of fixed rate debt to total consolidated debt of approximately 89%, which we believe is consistent with industry standards.

Regarding variations in prices of pulp and forestry products, the Company does not participate in futures trading as to maintain one of the lowest cost structures in the industry, the risks for price fluctuations are bounded.

The Company and most of its subsidiaries maintain their accounting records and prepare their financial statements in U.S. dollars. Both the accounts receivable and most financial liabilities are denominated in U.S. dollars or are covered by an exchange rate swap, as well as most of their revenues. As a result, exposure to changes in the exchange rate has decreased significantly.

In the Consolidated Financial Statements as of December 31, 2019, a detailed analysis of the risks associated with the business of Arauco is available (See Note 23).

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES Unaudited Consolidated Financial StatementsDecember 31, 2019Amounts in thousands of U.S. dollars, except as indicated

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

	Note	12-31-2019	12-31-2018
		ThU.S.$	ThU.S.$

Assets
Current Assets
Cash and cash equivalents	5-23	1,560,012	1,075,942
Other current financial assets	23	3,370	497
Other current non-financial assets	25	174,110	129,854
Trade and other current receivables	23	642,315	839,184
Accounts receivable from related companies	13	17,526	7,324
Current inventories	4	1,053,867	1,030,196
Current biological assets	20	275,792	315,924
Current tax assets	6	199,953	36,513
Total Current Assets other than assets or disposal groups classified as held for sale		3,926,945	3,435,434
Non-Current Assets or disposal groups classified as held for sale	22	4,436	5,726
Non-Current Assets or disposal groups classified as held for sale or as held for distribution to owners		4,436	5,726
Total Current Assets		3,931,381	3,441,160
Non-Current Assets
Other non-current financial assets	23	9,395	20,346
Other non-current non-financial assets	25	112,414	86,948
Trade and other non-current receivables	23	9,456	15,149
Accounts receivable from related companies, non-current	13	-	481
Investments accounted for using equity method	15-16	293,118	358,053
Intangible assets other than goodwill	19	106,252	90,093
Goodwill	17	65,751	65,851
Property, plant and equipment	7	7,932,562	7,174,693
Non-current biological assets	20	3,393,634	3,336,339
Deferred tax assets	6	6,067	4,635
Total Non-Current Assets		11,928,649	11,152,588
Total Assets		15,860,030	14,593,748

The accompanying notes are an integral part of these consolidated financial statements.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES Unaudited Consolidated Financial StatementsDecember 31, 2019Amounts in thousands of U.S. dollars, except as indicated

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION (continued)

	Note	12-31-2019	12-31-2018
		ThU.S.$	ThU.S.$

Equity and Liabilities
Liabilities
Current Liabilities
Other current financial liabilities	23	530,054	537,596
Trade and other current payables	23	673,057	659,618
Accounts payable to related companies	13	8,880	10,229
Other current provisions	18	1,259	413
Current tax liabilities	6	2,242	153,642
Current provisions for employee benefits	10	5,965	5,656
Other current non-financial liabilities	25	40,065	212,610
Total Current Liabilities other than assets included in disposal groups classified as held for sale		1,261,522	1,579,764
Total Current Liabilities		1,261,522	1,579,764
Non-Current Liabilities
Other non-current financial liabilities	23	5,654,011	4,044,279
Non-current payables		2,230	2,230
Other non-current provisions	18	31,765	33,884
Deferred tax liabilities	6	1,360,187	1,417,658
Non-current provisions for employee benefits	10	69,464	64,895
Other non-current non-financial liabilities	25	111,436	112,067
Total Non-Current Liabilities		7,229,093	5,675,013
Total Liabilities		8,490,615	7,254,777
Equity
Issued capital	3	353,618	353,618
Retained earnings		7,873,650	7,824,045
Other reserves		(892,864)	(875,884)
Equity attributable to parent company		7,334,404	7,301,779
Non-controlling interests		35,011	37,192
Total Equity		7,369,415	7,338,971
Total Equity and Liabilities		15,860,030	14,593,748

The accompanying notes are an integral part of these consolidated financial statements.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES Unaudited Consolidated Financial StatementsDecember 31, 2019Amounts in thousands of U.S. dollars, except as indicated

CONSOLIDATED STATEMENTS OF PROFIT OR LOSS

	Note	For the years ended December 31,
		2019	2018
		ThU.S.$	ThU.S.$
Statements of profit or loss

Revenue	9	5,329,214	5,954,833
Cost of sales	3	(3,910,378)	(3,722,749)
Gross profit		1,418,836	2,232,084
Other income	3	232,393	124,304
Distribution costs	3	(586,873)	(556,805)
Administrative expenses	3	(554,038)	(561,284)
Other expense	3	(203,698)	(95,880)
Other gains (losses)		21,674	14,213
Profit from operating activities		328,294	1,156,632
Finance income	3	32,582	20,895
Finance costs	3	(273,639)	(214,779)
Share of profit of associates and joint ventures accounted for using equity method	3-15	7,775	17,246
Exchange rate differences		(32,507)	(26,470)
Profit before income tax		62,505	953,524
Income Tax	6	(535)	(226,765)
Net Profit		61,970	726,759
Net profit attributable to
Net profit attributable to parent company		61,784	725,482
Net profit attributable to non-controlling interests		186	1,277
Net Profit		61,970	726,759

Basic and diluted earnings per share (in U.S.$ per share)
Basic and diluted earnings per share from continuing operations		0.5460	6,4111
Basic and diluted earnings per share		0.5460	6,4111

The accompanying notes are an integral part of these consolidated financial statements.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES Unaudited Consolidated Financial StatementsDecember 31, 2019Amounts in thousands of U.S. dollars, except as indicated

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	Note	For the years ended December 31
		2019	2018
		ThU.S.$	ThU.S.$

Net profit		61,970	726,759
Components of other comprehensive income that will not be reclassified to profit or loss before tax:
Other comprehensive income before tax gains (losses) on remeasurements of defined benefit plans	10	(2,655)	1,856
Other Comprehensive Income that will not be reclassified to profit or loss before tax		(2,655)	1,856
Components of other comprehensive income that will be reclassified to profit or loss before tax:
Exchange differences on translation
Gains (losses) on exchange differences on translation, before tax	11	(30,971)	(184,876)
Other Comprehensive Income before tax exchange differences on translation		(30,971)	(184,876)
Cash flow hedges
Gains (losses) on cash flow hedges, before tax	23	23,156	30,321
Recycle of cash flow hedges to profit or loss before tax	23	(29,227)	(15,286)
Other Comprehensive Income before tax Cash flow hedges		(6,071)	15,035
Share of other comprehensive income of associates and joint ventures accounted for using equity method that will be reclassified to profit or loss before tax
Share of other comprehensive income of associates and joint ventures accounted for using equity method that will be reclassified to profit or loss before tax		13,847	(1,657)
Share of other comprehensive income of associates and joint ventures accounted for using equity method that will be reclassified to profit or loss before tax		13,847	(1,657)
Other Comprehensive income that will be reclassified to profit or loss before tax		(23,195)	(171.498)
Income tax relating to components of other comprehensive income that will not be reclassified to profit or loss before tax
Income tax relating to remeasurements of defined benefit plans of other comprehensive income		717	(501)
Income tax relating to components of other comprehensive income that will not be reclassified to profit or loss before tax		717	(501)
Income tax relating to components of other comprehensive income that will be reclassified to profit or loss before tax
Income tax relating to cash flow hedges of other comprehensive income	6	1,686	(4,474)
Income tax relating to share of other comprehensive income of associates and joint ventures accounted for using equity method that will be reclassified to profit or loss		(6,582)	176
Income tax relating to components of other comprehensive income that will be reclassified to profit or loss		(4,896)	(4,298)
Other comprehensive income (loss)		(30,029)	(174,441)
Comprehensive income (loss)		31,941	552,318

Comprehensive Income (loss) attributable to
Comprehensive income (loss), attributable to Owners of parent company		37,732	555,294
Comprehensive income (loss), attributable to Non-controlling interests		(791)	(2,976)
Total comprehensive income (loss)		31,941	552,318

The accompanying notes are an integral part of these consolidated financial statements.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES Unaudited Consolidated Financial StatementsDecember 31, 2019Amounts in thousands of U.S. dollars, except as indicated

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

	Issued Capital ThU.S.$	Reserve of exchange differences on translation ThU.S.$	Reserve of cash flow hedges ThU.S.$	Reserve of actuarial losses on defined benefit plans ThU.S.$	Other Reserves ThU.S.$	Total other Reserves ThU.S.$	Retained Earnings ThU.S.$	Equity attributable to owners of parent ThU.S.$	Non - controlling interests ThU.S.$	Total Equity ThU.S.$
12-31-2019
Opening balance at 01-01-2019	353,618	(872,395)	13,395	(17,571)	687	(875,884)	7,824,045	7,301,779	37,192	7,338,971
Increase (decrease) for changes in accounting policies	-	-	-	-	-	-	(107)	(107)	-	(107)
Restated opening balance	353,618	(872,395)	13,395	(17,571)	687	(875,884)	7,823,938	7,301,672	37,192	7,338,864
Changes in Equity:
Comprehensive income
Net profit	-	-	-	-	-	-	61,784	61,784	186	61,970
Other comprehensive income, net of tax	-	(29,992)	(4,385)	(1,940)	7,265	(29,052)	-	(29,052)	(977)	(30,029)
Comprehensive income	-	(29,992)	(4,385)	(1,940)	7,265	(29,052)	61,784	32,732	(791)	31,941
Dividends	-	-	-	-	-	-	-	-	(1,390)	(1,390)
Increase (decrease) from transfers and other changes	-	-	-	-	12,072	12,072	(12,072)	-	-	-
Changes in equity	-	(29,992)	(4,385)	(1,940)	19,337	(16,980)	49,712	32,732	(2,181)	30,551
Closing balance at 12-31-2019	353,618	(902,387)	9,010	(19,511)	20,024	(892,864)	7,873,650	7,334,404	35,011	7,369,415

	Issued Capital ThU.S.$	Reserve of exchange differences on translation ThU.S.$	Reserve of cash flow hedges ThU.S.$	Reserve of actuarial losses on defined benefit plans ThU.S.$	Other Reserves ThU.S.$	Total other Reserves ThU.S.$	Retained Earnings ThU.S.$	Equity attributable to owners of parent ThU.S.$	Non - controlling interests ThU.S.$	Total Equity ThU.S.$
12-31-2018
Opening balance at 01-01-2018	353,618	(691,772)	4,752	(18,926)	2,168	(703,778)	7,425,133	7,074,973	41,920	7,116,893
Increase (decrease) for changes in accounting policies			(1,918)			(1,918)	(1,957)	(3,875)	-	(3,875)
Restated opening balance	353,618	(691,772)	2,834	(18,926)	2,168	(705,696)	7,423,176	7,071,098	41,920	7,113,018
Changes in Equity:
Comprehensive income
Net profit	-	-	-	-	-	-	725,482	725,482	1,277	726,759
Other comprehensive income, net of tax	-	(180,623)	10,561	1,355	(1,481)	(170,188)	-	(170,188)	(4,253)	(174,441)
Comprehensive income	-	(180,623)	10,561	1,355	(1,481)	(170,188)	725,482	555,294	(2,976)	552,318
Dividends	-	-	-	-	-	-	(324,295)	(324,295)	(1,752)	(326,047)
Increase(decrease) from transfers and other changes	-	-	-	-	-	-	(318)	(318)	-	(318)
Changes in equity	-	-	10,561	1,355	(1,481)	(170,188)	400,869	230,681	(4,728)	225,953
Closing balance at 12-31-2018	353,618	(872,395)	13,395	(17,571)	687	(875,884)	7,824,045	7,301,779	37,192	7,338,971

The accompanying notes are an integral part of these consolidated financial statements.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited Consolidated Financial Statements December 31, 2019 Amounts in thousands of U.S. dollars, except as indicated

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the years ended December 31,
	2019	2018
	ThU.S.$	ThU.S.$
STATEMENTS OF CASH FLOWS
Cash Flows from (used in) Operating Activities
Classes of cash receipts from operating activities
Receipts from sales of goods and rendering of services	5,913,495	6,129,806
Other cash receipts from operating activities	495,471	377,085
Classes of cash payments
Payments to suppliers for goods and services	(4,387,161)	(4,198,750)
Payments to and on behalf of employees	(600,386)	(558,230)
Other cash payments from operating activities	(176,128)	(208,461)
Interest paid	(266,019)	(172,280)
Interest received	29,655	11,738
Income taxes paid	(329,864)	(90,556)
Other inflows (outflows) of cash, net	(6,225)	(2,807)
Net Cash flow from Operating Activities	672,838	1,287,545

Cash flows from (used in) Investing Activities

Cash flow from loss of control of subsidiaries and other businesses	102,080	-
Cash flow used in obtaining control of subsidiaries or other businesses	(171,261)	(17,049)
Cash used for the purchase of non-controlling interests	(580)	(3,023)
Other cash receipts from sales of equity or debt instruments in other entities	2,320	2
Proceeds from sale of property, plant and equipment	10,354	9,392
Purchase of property, plant and equipment	(1,000,373)	(675,958)
Purchase of intangible assets	(32,032)	(2,682)
Proceeds from sales of other long-term assets	6,059	5,437
Purchase of other non-current assets	(247,802)	(222,029)
Dividends received	13,007	10,880
Other inflows (outflows) of cash, net	487	1,048
Cash flows from (used in) Investing Activities	(1,317,741)	(893,982)

Cash flows from (used in) Financing Activities

Total borrowings obtained	2,142,439	863,551
Debt obtained in long-term	2,125,332	485,077
Debt obtained in short-term	17,107	378,474
Repayments of borrowings	(721,952)	(475,284)
Payments of lease liabilities	(80,323)	(6,624)
Dividends paid	(182,109)	(257,421)
Other outflows of cash, net	(10,623)	(975)
Cash flows from (used in) Financing Activities	1,147,432	123,247
Net increase (decrease) in Cash and Cash Equivalents before effect of exchange rate changes	502,529	516,810
Effect of exchange rate changes on cash and cash equivalents	(18,459)	(30,754)
Net increase (decrease) of Cash and Cash Equivalents	484,070	486,056
Cash and cash equivalents, at the beginning of the period	1,075,942	589,886
Cash and cash equivalents, at the end of the period	1,560,012	1,075,942

The accompanying notes are an integral part of these consolidated financial statements.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited Consolidated Financial Statements December 31, 2019 Amounts in thousands of U.S. dollars, except as indicated

NOTES TO the Consolidated financial statements as of December 31, 2019 and 2018

NOTE 1.  PRESENTATION OF CONSOLIDATED FINANCIAL STATEMENTS

Entity Information

Celulosa Arauco y Constitución S.A. and subsidiaries, (hereafter “Arauco” or the “Company”), tax identification number 93,458,000-1, is a closely held corporation, that was registered in the Securities Registry (the “Registry”) of the Chilean Commission for the Financial Market (“CMF”) as No. 042 on June 14, 1982. Additionally, the Company is registered as a non-accelerated filer in the Securities and Exchange Commission (SEC) of the United States of America.

The Company’s head office address is El Golf Avenue 150, 14th floor, Las Condes, Santiago, Chile.

Arauco is principally engaged in the production and sale of products related to the forestry and timber industries. Its main operations are focused on business areas of pulp, wood products and forestry.

As of December 31, 2019, Arauco is controlled by Empresas Copec S.A., tax identification number 90,690,000-9, which owns 99.9780% of Arauco, and is registered in the Securities Registry as No. 0028. Each of the above mentioned companies is subject to the oversight of the CMF.

Moreover, Empresas Copec S.A. is controlled by the public corporation AntarChile S.A., tax identification number 96,556,310-5, which owns 60.8208% of Empresas Copec S.A. Furthermore, the ultimate shareholders of AntarChile S.A. and, consequently, of Empresas Copec S.A., are Mr. Roberto Angelini Rossi, tax identification number 5,625,652-0, and Mrs. Patricia Angelini Rossi, tax identification number 5,765,170-9.

Arauco’s Consolidated Financial Statements were prepared on a going concern basis.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited Consolidated Financial Statements December 31, 2019 Amounts in thousands of U.S. dollars, except as indicated

Presentation of Consolidated Financial Statements

The Consolidated Financial Statements presented by Arauco are comprised by the following:

-	Consolidated Statements of Financial Position as of December 31, 2019 and 2018.
-	Consolidated Statements of Profit or Loss for the periods ended December 31, 2019 and 2018.
-	Consolidated Statements of Comprehensive Income for the periods ended December 31, 2019 and 2018.
-	Consolidated Statements of Changes in Equity for the periods ended December 31, 2019 and 2018.
-	Consolidated Statements of Cash Flows for the periods ended December 31, 2019 and 2018.
-	Explanatory disclosures (notes)

Period Covered by the Consolidated Financial Statements

Period ended December 31, 2019 and 2018.

Date of Approval of the Consolidated Financial Statements

These consolidated financial statements were approved by the Board of Directors of the Company (the “Board”) at the Extraordinary Meeting No. 627 on March 5, 2020.

Abbreviations used in this report:

IFRS - International Financial Reporting Standards

IASB - International Accounting Standards Board

IAS - International Accounting Standards

IFRIC - International Financial Reporting Standards Interpretations Committee

MU.S.$ - Millions of U.S. dollars

ThU.S.$ - Thousands of U.S. dollars

U.F. – Inflation index-linked units of account

UTA – Annual Tax Unit

ICMS – Tax movement of inventories and services (Brazil)

Functional and Presentation Currency

Arauco and most of its subsidiaries determined the United States (“U.S.”) Dollar as its functional currency since the majority of its revenues from sales of its products are derived from exports denominated in U.S. Dollars, while their costs of sales are to a large extent related or indexed to the U.S. Dollar.

For the pulp reportable segment, most of the sales are exports denominated in U.S. Dollars and costs are mainly related to plantation costs which are settled in U.S. Dollars.

For the wood products and forestry reportable segments, although total sales include a mix of domestic and exports sales, prices of the products are established in U.S. Dollars, which is also the case for the cost structure of the related raw materials.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited Consolidated Financial Statements December 31, 2019 Amounts in thousands of U.S. dollars, except as indicated

In relation to the cost of sales, although labor and services costs are generally billed and paid in local currency, these costs are not as significant as the costs of raw materials, which are driven mainly by global markets and therefore, influenced mostly by the U.S. Dollar.

The currency used to finance operations is mainly the U.S. Dollar.

The presentation currency of the consolidated financial statements is the U.S. Dollar. Figures on these consolidated financial statements are presented in thousands of U.S. Dollar (ThU.S.$).

Summary of significant accounting policies

a)Basis for preparation of the consolidated financial statements

The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB) and they represent the explicit and unreserved adoption of IFRS.

The consolidated financial statements have been prepared on a historical cost basis, except for biological assets and certain derivative financial instruments which are measured at revalued amounts or fair value at the end of each period as explained in the following significant accounting policies.

b)Critical accounting estimates and judgments

The preparation of these consolidated financial statements, in accordance with IFRS, requires management to make estimates and assumptions that affect the carrying amounts reported. These estimates are based on historical experience and various other assumptions that are considered to be reasonable. Actual results may differ from these estimates. Management believes that the accounting policies below are the critical judgments that have the most significant effect on the amounts recognized in the consolidated financial statements.

- Biological Assets

The recovery of forest plantations is based on discounted cash flow models which means that the fair value of biological assets is calculated using cash flows from continuing operations on a discounted basis, based on our sustainable forest management plans and the estimated growth of forests.

These discounted cash flows require estimates in growth, harvest, sales prices and costs; therefore, it is important that management makes appropriate estimates of future levels and trends for sales and costs, as well as conduct regular surveys of the forests to establish the volumes of wood available for harvesting and their current growth rates. The main considerations used to measure forest plantations are presented in Note 20, including a sensitivity analysis.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited Consolidated Financial Statements December 31, 2019 Amounts in thousands of U.S. dollars, except as indicated

- Goodwill

Goodwill represents the excess of the acquisition cost over the fair value of the Group’s holding in the identifiable net assets of the acquired subsidiary at the date of acquisition. The aforementioned fair value is determined whether based on assessments and/or the discounted future flow method using hypotheses in their determination, such as sales prices and industry indexes, among others. See Note 17.

- Litigation and Contingencies

Arauco and its subsidiaries are subject to certain litigation proceedings. Future impact on Arauco’s financial condition derived from such litigations is estimated by management, in collaboration with its legal advisors. Arauco applies judgment when interpreting the reports of its legal advisors who provide updated estimates of the legal contingencies at each reporting period and/or at each time a modification is determined to be necessary. For a description of current litigations see Note 18.

c)	Consolidation

The consolidated financial statements include all entities over which Arauco has the power to direct the relevant financial and operating activities. Subsidiaries are consolidated from the date on which control is obtained and up to the date that control ceases.

Specifically, a company controls an investee or subsidiary if, and only if, they have all of the following:

(a) power over the investee, i.e. the investor has existing rights which give it the ability to direct the relevant activities (the activities that significantly affect the investee's returns);

(b) exposure or rights to variable returns from involvement with the investee; and

(c) the ability to use power over the investee to affect the amount of the investor’s returns.

When Arauco holds less than the majority of the voting rights in a company in which it participates, it nonetheless has the power over said company - when these voting rights are enough - to grant it in practice the ability to unilaterally direct said company's relevant activities. Arauco takes into account all facts and circumstances in order to assess if the voting rights in a company in which it participates are enough for granting it the power, including:

a) the size of the investor’s holding of voting rights relative to the size and dispersion of holdings of the other vote holders;

b) potential voting rights held by the investor, other vote holders or other parties;

c) rights arising from other contractual arrangements; and

d) any additional facts and circumstances that indicate the investor has, or does not have, the current ability to direct the relevant activities at the time that decisions need to be made, including voting patterns at previous shareholders’ meetings.

The Company will reevaluate whether or not it holds control of a company in which participates if the facts and circumstances indicate that changes have occurred in one or more of the three elements of control mentioned above.

Consolidation of an investee shall begin from the date the investor obtains control of the investee and cease when the investor loses control of the investee. An entity includes the income and expenses of an acquired or sold subsidiary in the consolidated financial statements from the date it gains control until the date when the entity ceases to control the subsidiary.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited Consolidated Financial Statements December 31, 2019 Amounts in thousands of U.S. dollars, except as indicated

The profit or loss of each component of other comprehensive income is attributed to owners of the parent company and the non-controlling interest, as appropriate. Total comprehensive income is attributed to the owners of the parent company and non-controlling interests even if the results of the non-controlling interest have a deficit balance.

If a subsidiary uses accounting policies other than those adopted in the consolidated financial statements for transactions and other events in similar circumstances, appropriate adjustments are made to the consolidated financial statements of subsidiaries in order to ensure compliance with Arauco's accounting policies.

All intercompany transactions and unrealized gains and losses from subsidiaries have been fully eliminated from these consolidated financial statements and non-controlling interest is presented in the consolidated statement of financial position within equity, separately from the equity of the owners of the parent company.

The consolidated financial statements at the end of this period include the assets, liabilities, income and expenses of the subsidiaries shown in Note 13.

Certain consolidated subsidiaries have Brazilian Real, Argentine Pesos, Canadian Dollars and Chilean Pesos as their functional currencies. For consolidation purposes, the financial statements of those subsidiaries have been prepared in accordance with IFRS and translated as indicated in Note 1 (e) (ii).

A parent company will present non-controlling interests in the consolidated statement of financial position within equity, separately from the equity of the owners of the parent company.

d)Segments

Arauco has defined its reportable segments according to its business areas, based on the products and services sold to its customers. This definition is consistent with the management, resource allocation and performance assessment made by key personnel responsible for making relevant decisions related to the Company’s operation. The personnel responsible for making such decisions are the Executive Vice-president and the Chief Executive Officer who are the highest authorities for making decisions and are supported by the Corporate Managing Directors of each segment.

Based on the aforementioned process, the Company has established reportable segments according to the following business units:

•	Pulp
•	Wood products
•	Forestry

Refer to Note 24 for detailed financial information by reportable segment.

e)

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited Consolidated Financial Statements December 31, 2019 Amounts in thousands of U.S. dollars, except as indicated

Functional currency

(i)Functional currency

All items in the financial statements of Arauco and each of its subsidiaries, associates and jointly controlled entities are measured using the currency of the primary economic environment in which each entity operates (the functional currency). The consolidated financial statements are presented in U.S. dollars, which is Arauco’s functional and presentation currency.

(ii)Translation to the presentation currency of Arauco

For the purposes of presenting consolidated financial statements, assets and liabilities of Arauco’s operations in a functional currency different from Arauco’s are translated into U.S. dollars using exchange rates prevailing at the end of each reporting period. Income and expense items are translated at the average exchange rates for the period, unless exchange rates fluctuate significantly during that period, in which case the exchange rates at the dates of the transactions are used. Exchange rate differences are recognized in other comprehensive income and accumulated in “Other reserves” within–equity.

(iii)Foreign Currency Transactions

Transactions in currencies other than the functional currency are recognized at the exchange rates prevailing at the dates of the transactions. Profit or loss on transactions in currencies other than the functional currency resulting from the settlement of such transactions and from the translation at year-end exchange rates of monetary assets and liabilities denominated in foreign currencies, are recognized in the statements of profit or loss, except those which are recorded in other comprehensive income and accumulated in equity such as cash flows hedging derivatives.

f)Cash and cash equivalents

Cash and cash equivalents include cash-on-hand, deposits held on demand at financial entities and other short term highly liquid investments with an original maturity of three months or less and which are subject to an insignificant risk of changes in value.

g)Financial Instruments

Financial assets

Initial classification

Arauco classifies its financial assets into the following categories: fair value through profit or loss and amortized cost.

Arauco does not have financial assets at fair value through other comprehensive income.

The classification is based on the business model used to manage the assets and the characteristics of their contractual cash flows.

Management determines the classification of its financial assets at the time of their initial recognition.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited Consolidated Financial Statements December 31, 2019 Amounts in thousands of U.S. dollars, except as indicated

(a) Financial assets at fair value through profit or loss: these instruments are initially measured at fair value. Net income and losses, including any income from interest or dividends, are registered in the profit or loss of the period. Financial assets are classified in the category of financial assets at fair value through profit or loss when they are maintained for negotiation or designated in their initial registration as assets at fair value through profit or loss. A financial asset can be classified in this category if it is acquired mainly for the purposes of being sold in the short-term. Gain or losses of assets held for negotiations are registered in the consolidated statements of Profit or Loss, and the related interest is registered independently as financial income. Derivatives are classified as acquired for negotiation also unless they are designated as hedging instruments.

(b) Assets measured at amortized cost: they are initially registered at the fair value of the transaction, adding or subtracting the transaction costs that are directly attributable to the issuance of the financial asset or financial liability. The financial asset is maintained within a business model, the objective of which is to maintain financial assets to obtain contractual cash flows and the contractual conditions of the asset give rise, on specified dates, to cash flows that are solely payments of principal and interests (“SPPI”) over the amount of the outstanding principal.

Subsequent measurement

Financial instruments are subsequently measured at fair value through profit or loss or amortized cost.

The classification is based on two criteria: i) the Company’s business model for the management of financial instruments, and ii) whether the contractual cash flows related to the financial instruments represent “Solely Payments of Principal and Interests”.

a) Financial assets at fair value through profit or loss: these instruments are subsequently measured at fair value. Net earnings and losses, including income from interests and dividends, are registered as profits or losses for the period. These instruments are held for negotiation and they are mainly acquired to be sold in the short term. Derivatives are also classified as held for negotiation, unless they are registered as hedging instruments. Financial instruments of this type are classified as Other Current and Non-Current Financial Assets. They are subsequently valuated by determining their fair value, registering changes in value in the consolidated statements of Profit or Loss, in the items of Financial Income or Financial Costs.

b) Financial assets measured at amortized cost: These instruments are subsequently measured at amortized cost minus accumulated amortizations, using the effective interest method and adjusted by loss allowance and volume discounts, in the case of financial assets. Financial income and expenses, foreign exchange income and losses, and impairment are registered in results. Any earnings or losses due to initial or subsequent reductions of the value of the asset are registered in the statement of profit or loss of the period. Loans and receivables are non-derivative financial instruments with fixed or determinable payments not traded in any active market. They are registered at amortized cost, registering accrued conditions directly in profit or loss.

Arauco measures accumulated losses in a quantity equivalent to expected credit losses during the lifelong commitment. Expected credit losses are based on contractual cash flow differences based on the allowance of each contract and the cash flows that Arauco expects.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited Consolidated Financial Statements December 31, 2019 Amounts in thousands of U.S. dollars, except as indicated

The difference is then discounted based on an approximation of the asset’s original effective interest rate. The asset’s carrying value is reduced as the allowance is used, and the loss is recognized in sales expenses in the financial statements. When an account receivable cannot be collected, it is regularized against the allowance account for receivables. Subsequent recoveries of previously impaired amounts are recognized as a debit in distribution costs.

Derivative financial instruments are explained in Note 1 h).

Financial liabilities

Arauco classifies its financial liabilities as follows: fair value through profit or loss, derivatives designated as effective hedging instruments and amortized costs.

Management determines the classification of its financial liabilities upon initial recognition. Financial liabilities are derecognized when the obligation is cancelled, settled or expired. When an existing financial liability is replaced with another of the same provider under substantially different terms, or where the terms of an existing liability are substantially amended, such exchange or modification is treated as a write-off of the original liability, with a new liability being recognized, and the difference between the respective carrying amounts is recognized in the consolidated statement of profit or loss.

Financial liabilities are initially recognized at fair value, and in the case of loans, they include the costs directly attributable to the transaction. The subsequent measurement of the financial liabilities depends on their classification:

Financial Liabilities at fair value through profit or loss

Financial liabilities are included in the category of financial liabilities at fair value through profit or loss when they are held for trading or originally designated at fair value through profit or loss. Income and losses from liabilities held for trading are recognized in profit or loss. This category includes non-designated derivatives for hedging accounting.

Financial Liabilities at amortized cost

Other financial liabilities are subsequently valued at their amortized cost based on the effective interest rate method. The amortized cost is calculated taking into account any premium or acquisition discount and includes the costs of transactions that are an integral part of the effective interest rate. This category includes Commercial Accounts Payable and Other Accounts Payable, lease liabilities, as well as the loans included in Other Current and Non-Current Financial Liabilities.

h)

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited Consolidated Financial Statements December 31, 2019 Amounts in thousands of U.S. dollars, except as indicated

Derivative financial instruments

(i) Derivative Financial Instruments - The Company enters into a variety of derivative financial instruments to manage its exposure to interest rate and foreign exchange rate risks, including foreign exchange forward contracts, interest rate swaps, currency swaps and zero cost collar contracts.  The Company’s policy is to enter into derivatives contracts only for economic hedging purposes and there are no instruments with speculation objectives.

Derivatives are initially recognized at fair value at the date the derivative contracts are entered into and are subsequently re-measured at fair value at the end of each reporting period. The resulting gain or loss is recognized in profit or loss unless the derivative is designated as a hedging instrument and complies with hedge accounting requirements, in which event the timing of the recognition in profit or loss depends on the nature of the hedge relationship.

(ii) Embedded derivatives - The Company assesses the existence of embedded derivatives in financial instrument contracts. Derivatives embedded in non-derivative host contracts are treated as separate derivatives when they meet the definition of a derivative, their risks and characteristics are not closely related to those of the host contracts and the contracts are not measured at FVTPL as a whole. Arauco has determined that no embedded derivatives currently exist.

(iii) Hedge accounting - The Company designates certain hedging instruments as either fair value hedges or cash flow hedges.

At the inception of the hedge relationship, the entity documents the relationship between the hedging instrument and the hedged item, along with its risk management objectives and its strategy for undertaking various hedge transactions. Furthermore, at the inception of the hedge and on an ongoing basis, Arauco documents whether the hedging instrument is highly effective in offsetting changes in fair values or cash flows of the hedged item attributable to the hedged risk.

-Fair Value Hedges - Changes in the fair value of derivatives that are designated and qualify as fair value hedges are recognized in profit or loss immediately, together with any changes in the fair value of the hedged asset or liability that are attributable to the hedged risk.

-Cash flow hedges - The effective portion of changes in the fair value of derivatives that are designated and qualify as cash flow hedges is recognized in other comprehensive income and accumulated under the heading of cash flow hedging reserve. The gain or loss relating to the ineffective portion is recognized immediately in profit or loss, and is included in the Finance costs line item in the consolidated statement of profit or loss. Amounts previously recognized in other comprehensive income are reclassified to profit or loss in the periods when the hedged item affects profit or loss, in the same line as the recognized hedged item.

Hedge accounting is discontinued when the Group revokes the hedging relationship, when the hedging instrument expires or is sold, terminated, or exercised, or when it no longer qualifies for hedge accounting. Any gain or loss recognized in other comprehensive income and accumulated in equity at that time remains in equity and is recognized when the forecasted transaction is ultimately recognized in profit or loss. When a forecasted transaction is no longer expected to occur, the gain or loss accumulated in equity is recognized immediately in profit or loss.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited Consolidated Financial Statements December 31, 2019 Amounts in thousands of U.S. dollars, except as indicated

i)Inventories

Inventories are measured at the lower of cost or net realizable value. Cost is determined using the weighted average cost method.

The cost of finished and in process products includes the cost of raw materials, direct labor, other direct costs and manufacturing overhead expenses.

Initial costs of harvested wood are determined at fair value less cost of sale at the point of harvest.

Biological assets are transferred to inventories when forests are harvested.

Net realizable value is the estimated selling price in the ordinary course of business less the estimated costs of completion and the estimated costs necessary to make the sale.

When market conditions result in the production costs of a product exceeding its net realizable value, the inventories are written-down to their net realizable value. This write-down also includes obsolescence amounts resulting from slow moving inventories and technical obsolescence.

Spare parts that will be consumed in a period of less than twelve months are presented in inventories and recognized as an expense when they are consumed.

j)Non-current assets held for sale

The Group classifies certain property, plant and equipment, intangible assets, investments in associates and disposal groups (groups of assets to be sold together with their directly associated liabilities) as non-current assets held for sale which as of the date of the  consolidated statements of financial position are the subject of active sale efforts which are estimated to be highly probable.

These assets or disposal groups are measured at the lower of the carrying amount or the fair value less the costs to sell, and are no longer depreciated or amortized from the time they are classified as non-current assets held for sale.

k)

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited Consolidated Financial Statements December 31, 2019 Amounts in thousands of U.S. dollars, except as indicated

Business Combinations

Arauco applies the acquisition method to account for a business combination. This method requires the identification of the acquirer, determination of the acquisition date, recognition and measurement of the identifiable assets acquired, the liabilities assumed and any non-controlling interest in the acquiree; and recognition and measurement of goodwill or a gain from a bargain purchase. Identifiable assets acquired and liabilities assumed and any contingent liabilities in a business combination are initially measured at fair value at the acquisition date, except:

-deferred tax assets or liabilities, and assets or liabilities related to employee benefit arrangements are recognized and measured in accordance with IAS 12 Income Taxes and IAS 19 respectively;

-liabilities or equity instruments related to share-based payment arrangements of the acquiree or share-based payment arrangements of the Group entered into to replace share-based payment arrangements of the acquiree are measured in accordance with IFRS 3 at the acquisition date; and

-assets (or disposal groups) that are classified as held for sale in accordance with IFRS 5 Non-current Assets Held for Sale and Discontinued Operations are measured in accordance with such standard.

Acquisition-related costs are accounted for as expenses when they are incurred, except for costs to issue debt or equity securities which are recognized in accordance with IAS 32 and IFRS 9.

A parent will present non-controlling interests in the consolidated statement of financial position within equity, separately from the equity of the owners of the parent company.

Changes in the ownership interest of a parent in its subsidiary that do not result in a loss of control are treated as equity transactions. Any difference between the amount by which non-controlling interests are adjusted and the fair value of the consideration paid or received is recognized directly in equity and attributed to owners of the parent company.  No adjustment is made to the carrying amount of goodwill, neither gains nor losses are recognized in the statement of profit or loss.

Non-controlling interests that are present ownership interests and entitle their holders to a proportionate share of the entity's net assets in the event of liquidation may initially be measured either at fair value or at the present ownership instruments' proportionate share of non-controlling interests, in the recognized amounts of the acquirer’s identifiable net assets. The choice is made on a transaction-by-transaction basis.

Arauco measures the fair value of the acquired company in the business combination achieved in each stage (“step acquisition”), recognizing the effects of remeasurement of previously held equity in the acquiree in the statements of profit or loss.

If the initial accounting for a business combination is not completed by the end of the reporting period in which the combination occurs, Arauco reports preliminary amounts for the items for which the accounting is incomplete. During the measurement period (no more than one year), these preliminary amounts are retrospectively adjusted, or additional assets or liabilities are recognized to reflect new information about facts and circumstances that existed at the acquisition date, if known, would have affected the amounts recognized at that date.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited Consolidated Financial Statements December 31, 2019 Amounts in thousands of U.S. dollars, except as indicated

Business combinations that are under common control transactions are accounted using as a reference the pooling of interest. Under this method, assets and liabilities related to the transaction carry over the previous carrying values. Any difference between assets and liabilities included in the consolidation and the consideration transferred, is accounted in equity.

l)Investments in associates and joint arrangements

Associates are entities over which Arauco exercises significant influence, but not control. Significant influence is the power to participate in the financial and operating policy decisions of the investee but is not control or joint control over those policies.

Joint arrangement is defined as an entity over which there is joint control, which exists only when the decisions about strategic of activities, both financial and operational, require the unanimous consent of the parties sharing control.

Investments in joint arrangements are classified as a joint venture or as a joint operation. A joint operation is a joint arrangement in which the parties that have joint control of the arrangement (i.e. joint operators) have rights to the assets and obligations for the liabilities, relating to the arrangement. A joint venture is a joint arrangement in which the parties that have joint control of the arrangement (i.e., participants in a joint venture) have rights to the net assets of the arrangement.

Investments in associates and joint ventures are accounted for using the equity method and are initially recognized at cost. Their carrying amount is increased or decreased to recognize the portion corresponding to the statement of profit or loss or to the statement of comprehensive income. Dividends received are recognized by deducting the amount received from the carrying amount of the investment. Arauco’s investment in associates includes goodwill (both net of any accumulated impairment loss).

The investments in joint operations are recognized through consolidation of assets, liabilities and results of operations in relation to Arauco's ownership percentage.

If the acquisition cost is lower than the fair value of the net assets of the associate acquired, the difference is recognized directly in statement of profit or loss in line Other gains (losses).

Investments in associates and joint ventures are presented in the consolidated statement of financial position in the line item “Investments accounted for using equity method”.

If Arauco’s share of losses of an associate or joint venture equals or exceeds its interest in the associate or joint venture, Arauco discontinues recognizing its share of further losses. After Arauco's carrying value in the investee is reduced to zero, additional losses are provided for, and a liability is recognized, only to the extent that Arauco has incurred legal or constructive obligations or made payments on behalf of the associate or joint venture. If the associate or joint venture subsequently reports profits, Arauco resumes recognizing its share of those profits only after its share of the profits equals the share of losses not recognized.

m)

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited Consolidated Financial Statements December 31, 2019 Amounts in thousands of U.S. dollars, except as indicated

Intangible assets other than goodwill

After initial recognition, intangible assets with finite useful lives are carried at cost less any accumulated amortization and impairment losses.

Amortization of an intangible asset with a finite useful life is allocated over the asset’s useful life. Amortization begins when the asset is available for use, i.e., when it is in the location and condition necessary for it to be capable of operating in the manner intended by management.

(i) Computer Software

Computer software licenses are capitalized in terms of the costs incurred to acquire and make them compatible with existing software. These costs are amortized over the estimated useful lives of the software.

(ii)Water Rights, Easements and Other Rights

This item includes water rights, easements and other acquired rights recognized at historical cost which have indefinite useful lives as there is no foreseeable limit to the period over which these assets are expected to generate future cash flows. These rights are not amortized, but are tested for impairment at least annually, or when there is any indication that the assets might be impaired.

(iii)Customers and trade relations with customers

Correspond to the valuation over the time of the established relationship with customers, from the sale of products and services through its sales team. These relations will materialize in sales orders, which generate revenue and cost of sales. The useful life has been determined to be 15 years.

n)Goodwill

Goodwill is measured as the excess of the sum of the consideration transferred, the amount of any non-controlling interest in the acquired company, and the fair value of the acquirer's previously held equity interest in the acquired company (if any) over the net of the acquisition-date amounts of the identifiable assets acquired and the liabilities assumed. If the total of consideration transferred, non-controlling interest recognized and previously held interest measured is less than the fair value of the net assets of the subsidiary acquired in the case of a bargain purchase, the difference is recognized directly in the statements of profit or loss.

Goodwill is not amortized but tested for impairment on annual basis.

After initial recognition, goodwill is measured at cost less any accumulated impairment losses. For purposes of impairment testing, goodwill in a business combination is allocated as of the acquisition date to the cash generating unit or a group of cash generating units expected to benefit from the synergies of the combination irrespective of whether other assets or liabilities of the acquired company are allocated to those units or group of units.

The goodwill generated on acquisitions of foreign companies, is expressed in the functional currency of such foreign company.

Goodwill recognized in subsidiaries Arauco Canada Ltd., Arauco do Brasil S.A. and Arauco Argentina S.A., generated on subsidiaries acquisitions whose functional currency is different from the functional currency of the parent company and presentation of these financial statements, are translated into U.S. Dollars at the closing exchange rate.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited Consolidated Financial Statements December 31, 2019 Amounts in thousands of U.S. dollars, except as indicated

o)Property, Plant and Equipment

Property, plant and equipment are measured at cost less accumulated depreciation and accumulated impairment. The cost includes expenditures that are directly attributable to the acquisition of the assets.

Subsequent costs, such as improvements and replacement of components, are included in the asset’s carrying amount or recognized as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to Arauco and the cost of the item can be measured reliably. The carrying amount of the replaced part is derecognized from property, plant and equipment. All other repairs and maintenance costs are expensed in the period in which they are incurred.

Arauco capitalizes borrowing costs that are directly attributable to the acquisition, construction or production of qualifying assets as part of the cost of those assets, until the assets are ready for their intended use (See Note 12).

Depreciation is calculated by components using the straight-line method.

The useful lives of the items of property, plant and equipment is estimated according to the expected use of the assets. The residual values and useful lives of assets are reviewed and adjusted, if appropriate, annually.

p)Leases

Arauco applies IFRS 16 for recognizing leases in a manner consistent with contracts with similar features and akin circumstances.

At the beginning of a contract, Arauco assesses whether the contract is, or if it contains, a lease. A contract is, or contains, a lease if it transfers the right to control the use of a given asset for a certain period of time, in exchange for consideration.

As of the initial date for recording a lease, Arauco, as lessee, recognizes an asset by the right of use at cost.

The cost of the asset for right of use comprises:

-

The amount of the initial measurement of the lease liability. This measurement is at present value of the payments for leases that have not been disbursed as of that date. Payments for leases are discounted using the incremental interest rate for financial loans;

-	Payments for leases performed prior to or as of the initiation date, minus the lease incentives that have been received;
-	The initial direct costs incurred by the lessee; and
-

An estimation of the costs to be incurred by the lessee when dismantling and eliminating the underlying asset, restoring the location where the same is located, or restoring the underlying asset to the condition required under the terms and conditions of the lease, unless such costs are incurred in order to produce inventories. The lessee assumes obligations stemming from such costs either at the commencement date, or as a result of having used the underlying asset during a specific period.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited Consolidated Financial Statements December 31, 2019 Amounts in thousands of U.S. dollars, except as indicated

After the initial recognition date (January 1, 2019), Arauco, as lessee, recognizes its asset for right of use by applying the cost model, minus the accumulated depreciation and impairment losses, and adjusted for remeasurement of the liability for lease.

At the beginning, Arauco in the capacity of lessee, recognizes the lease liability at present value of the lease payments that have not been disbursed as of that date. Lease payments are discounted using the incremental interest rate for financial loans.

After the initial recognition date (January 1, 2019), Arauco, as lessee, recognizes a liability for leases by increasing the book value, so as to reflect the interest over the liability for lease, reducing the amount in order to reflect the payments for leases that have been performed and once again recognizing the book value, so as to reflect the remeasurement and also to reflect the essential fixed payments for leases that have been revised.

Arauco presents the assets by right of use in the Consolidated Statement of Financial Position, within Properties, Plants and Equipment, and are further disclosed in Note 7. Likewise, lease liabilities are included in the Consolidated Statement of Financial Position within Other Current and Non-Current Financial Liabilities, and further disclosed as Lease liabilities in note 23.

IFRS 16 maintains substantially the accounting requirements of the lessor from IAS 17. Therefore, Arauco has continued to classify its leases as operational or financial, as the case may be.

Income from operating leases in which Arauco is the lessor are recognized on a straight-line basis during the term of the lease. Initial direct costs are added to the book value of the underlying asset and are recognized as expenses during the term of the lease on the same basis as the lease income. Leased assets are included within the statement of financial position, in property, plant and equipment. Arauco did not make adjustments with respect to assets that maintains as a lessor, as a result of IFRS 16 adoption.

Until December 31, 2018, Arauco applied IFRIC 4 to assess whether an arrangement was, or contained, a lease. Leases of assets in which Arauco substantially held all the risks and rewards of ownership were classified as financial leases. All other leases were classified as operating leases.

Financial leases were initially recognized at the beginning of the leases, at the lower of the fair value at the inception of the lease of the leased property and the present value of the minimum lease payments.

When assets are leased under a financial lease, the present value of lease payments are recognized as financial accounts receivable. The difference between the gross receivable and the present value of such amount, is recognized as financial return on capital.

Arauco evaluates the economic nature of the contracts that grant the right to use certain assets, for the purposes of determining the existence of implied leases. In these cases, the Company separates, at the beginning of the contract and based on its relative reasonable values, payments and considerations associated with the lease, from the rest of the elements incorporated into the contract.

q)

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited Consolidated Financial Statements December 31, 2019 Amounts in thousands of U.S. dollars, except as indicated

Biological Assets

IAS 41 requires that biological assets, such as standing trees, are measured at fair value less cost to sell in the statement of financial position. Forestry plantations are accounted for at fair value less costs to sell, based on the presumption that fair values of these assets can be measured reliably.

The measurement of forestry plantations is based on discounted cash flow models whereby the fair value of the biological assets is determined using estimated future cash flows from continuing operations calculated using our sustainable forest management plans and including the estimated growth of the forests. This valuation is performed on the basis of each identifiable farm block and for each type of tree.

The measurement of new forestry plantations made during the current year is made at cost, which corresponds to the fair value at that date. After twelve months, the valuation methodology used is that explained in the preceding paragraph.

Biological assets shown as current assets correspond to those forestry plantations that will be harvested in the short term.

Biological growth and changes in fair value of forestry plantations are recognized in the line item “Other income” in the consolidated statements of profit or loss.

r)Income taxes

The tax liabilities are recognized in the consolidated financial statements based on the determination of taxable income for the year and calculated using the tax rates in force in the countries where Arauco operates.

Deferred income tax is recognized using liability method, on the temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the consolidated annual accounts. Deferred income tax is determined using tax rates contained in laws adopted as of the date of the financial statements and that are expected to be applicable when the related deferred tax asset is realized, or the deferred income tax liability is settled.

Deferred taxes are recognized in accordance with the standards established in IAS 12 - Income Tax.

The goodwill arising on business combinations does not give rise to deferred tax.

The deferred tax assets and tax credits are generally recognized for all deductible temporary differences to the extent that it is probable that future taxable profit will be available against which those deductible temporary differences can be utilized.

s)Provisions

Provisions are recognized when the Company has a present obligation, legal or constructive, as a result of past events, under which, it is probable that an outflow of resources will be required to settle the obligation; and when a reliable estimate can be made of the amount of the obligation. The amount recognized as a provision is the best estimate of the consideration required to settle the present obligation at the end of the reporting period.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited Consolidated Financial Statements December 31, 2019 Amounts in thousands of U.S. dollars, except as indicated

t)Revenue recognition

Revenues are valued at fair value of the consideration received or to be received, derived from them.

Arauco analyses and takes under consideration all relevant facts and circumstances to apply the five-step model established under IFRS 15 to customer contracts: (i) identify the contract, (ii) identify the performance obligations, (iii) determine the transaction price, (iv) allocate the transaction price, and (v) recognise revenue. Additionally, Arauco evaluates the incremental costs of obtaining a contract and the costs incurred to comply with a contract.

Arauco recognizes revenues when the steps established in IFRS have been satisfactorily complied with.

Accounts receivable are recognized when control over goods or services has been transferred to the customer, because at this point of the time collection is unconditional and the passage of time is only needed to receive payment.

(i)	Revenue recognition from the Sale of Goods

Revenue from the sale of goods is recognized when Arauco has transferred to the buyer the significant risks and rewards of ownership of the committed goods, when the amount of revenue can be reliably measured, when Arauco does not retain any managerial involvement over the goods sold and when it is probable that the economic benefits associated with the transaction will flow to Arauco and the costs incurred in respect of the transaction can be measured reliably. Revenue from the sale of goods are recognized when there is no obligation unsatisfied that could affect the customer’s acceptance of the product. The delivery is effective when the products are sent to the specific location, the risks of obsolescence and loss have been transferred to the customer and when Arauco has objective evidence that all acceptance criteria have been satisfied.

Sales are recognized in terms of the price agreed to in the sales contract, less any volume discounts and estimated product returns at the date of the sale. There is no significant financing component given that receivables from sales are collected within a short period, which is in line with market practices.

The structure for recognizing revenue from export sales is based on the 2010 Incoterms, which are the official rules for the interpretation of commercial terms issued by the International Chamber of Commerce.

The main Incoterms used by Arauco are the following:

“CFR (Cost and freight)”, where the company bears all costs including main transportation, until the products arrives at its port of destination. The risk is transferred to the purchaser once the products have been loaded onto the vessel, in the country of origin.

“CIF (Cost Insurance & Freight)”, where the Company organizes and pays for external freight services and some other expenses. Arauco is no longer responsible for the products once they have been delivered to the ocean carrier company. The point of sale is the delivery of the products to the carrier chartered by the seller.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited Consolidated Financial Statements December 31, 2019 Amounts in thousands of U.S. dollars, except as indicated

(ii)Revenue recognition from Rendering of Services

Revenue from the rendering of services is recognized as long as the performance obligation have been satisfied.

Revenue is recognized considering the stage of completion of the transaction at the date of the reporting period, when Arauco has the enforceable right of payment from the rendering of the services.

There is no significant financing component, given that sales are made with a reduced average collection period, which is in line with market practice.

Arauco mainly provides power supply services which are transacted principally in the spot market of the Sistema Eléctrico Nacional (SEN) (“National Electrical System”). According to current regulations, the prices on that market called “Marginal Costs” are calculated by the Coordinador Eléctrico Nacional (CEN) (“National Electrical Coordinator”) and are generally recognized in the period in which the services are rendered.

Electrical power is generated as a by-product of the pulp and wood process and is a complementary business to it, which is initially supplied to the group’s subsidiaries and any surplus is sold to the SEN.

Arauco provides other non-core services such as port services and pest control whose revenues are derived from fixed price service contracts are recognized considering the stage of completion of the services rendered at the date of reporting, generally during the period of the service contract on a straight-line basis over the term of the contract.

Revenues from reportable segments mentioned in Note 24 are measured in accordance with the policies indicated in the preceding paragraphs.

Revenues from inter-segment sales (which are made at market prices) are eliminated in the consolidated financial statements.

u)Minimum dividend

Article No. 79 of the Chilean Corporations Law states that, unless otherwise unanimously agreed by the shareholders, corporations must distribute annually at least 30% of net income for the current year as cash dividend to shareholders determined in proportion to their shares or in the proportion established in the by-laws for preferred shares, if any, except where necessary to absorb accumulated losses from prior years.

On October 28, 2019, Arauco approved to amend the Company’s by-laws in order to establish that the Ordinary Shareholders’ Meeting will be determining, on an annually basis, the dividends to be distributed, without being subject to the 30% distributable minimum indicated by Chilean Corporations Law.

For the purposes of the annual distribution of the net profits on each period, it will be responsibility of the Ordinary Shareholders’ Meeting to determine the portion of such profits that will be distributed as dividend to the shareholders. Such determination will be made by the Shareholders’ meeting without being subject to the 30% minimum established in article 79 of Law No. 18,046 (regarding Corporations), who may agree on the distribution of a smaller

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited Consolidated Financial Statements December 31, 2019 Amounts in thousands of U.S. dollars, except as indicated

percentage. In any case, the Board of Directors may, under the personal responsibility of the directors participating in the respective agreement, distribute interim dividends out of the profits of the corresponding year, provided there are no accumulated losses.

v)Earning per share

Basic earnings per share are calculated by dividing the net profit for the period attributable to the parent company by the weighted average number of ordinary shares outstanding during the period, excluding the average number of shares in the Company held by a subsidiary, if such circumstance exists. Arauco has not performed any type of transaction with a potential dilutive effect that would cause diluted earnings per share to be different from basic earnings per share.

w)Impairment

Non-financial Assets

The recoverable amount of property, plant and equipment and other long-term assets with finite useful lives are measured whenever there are any circumstances indicating that the assets have to recognize an impairment loss. Among the circumstances to consider as evidence of impairment are significant declines in the assets’ market value, significant adverse changes in the technological environment, obsolescence or physical damages of assets and changes in the manner in which the asset is used or expected to be used). Arauco evaluates at the end of each reporting period whether there is any evidence of the indications above mentioned.

A previously recognized impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount however a reversal of an impairment loss shall not exceed the carrying amount that would have been determined (net of amortization or depreciation) had no impairment loss been recognized for the asset in prior years.

For the purposes of assessing impairment losses, assets are grouped at the lowest level for which there is identifiable cash flows separately for each cash-generating unit. Non-financial assets, other than goodwill, which had recognized an impairment loss, are reviewed at the end of each reporting period whether there are any circumstances indicating that an impairment loss previously recognized may no longer exists or has decreased.

“Cash-generating units” are the smallest identifiable groups of those cash inflows that are largely independent of the cash inflow from other assets or groups of assets.

Goodwill

Goodwill and intangible assets with indefinite useful life are tested annually for impairment or whenever circumstances indicate it. The recoverable amount of an intangible asset is the higher of its fair value less costs to sell and its value in use. An impairment loss is recognized whenever the carrying amount exceeds the recoverable amount.

A cash-generating unit, for which goodwill has been allocated, is tested for impairment annually or more frequently when there are circumstances indicating that the unit may be impaired. If the recoverable amount of the cash-generating unit is less than its carrying amount, the impairment loss is allocated first to reduce the carrying amount of any goodwill allocated to the unit and then to other assets pro rata based on the carrying amount of each asset in the unit. Any impairment loss of goodwill is recognized directly in profit or loss. An impairment loss recognized for goodwill is not reversed in subsequent periods.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited Consolidated Financial Statements December 31, 2019 Amounts in thousands of U.S. dollars, except as indicated

Goodwill is allocated to cash-generating units for impairment testing purposes. The allocation is made between cash-generating units or groups of cash generating units expected to benefit from the synergies of the combination.

Financial Assets

At the end of each reporting period, an assessment is performed in order to identify whether there is any objective evidence that a financial asset or a group of financial assets may have been impaired.

An allowance for doubtful accounts is established based on a measurement of expected losses using a simplified approach.

The allowance for doubtful accounts is measured as the difference between the carrying amount of receivables and the present value of estimated future cash flows. The carrying amount of the receivable is reduced through the use of the allowance. If the impairment loss decreases in later periods, it is reversed either directly or by adjusting the provision for doubtful accounts, with effect in profit or loss.

x)Employee Benefits

Arauco constitutes labor obligations for severance payable in all circumstances for certain of its employees with at least 5 years of work in the Company, based on the terms of the staff’s collective and individual bargaining agreements.

The related provision is an estimate of the years of service to be recognized as a future labor obligation liability, in accordance with contracts between Arauco and its employees and pursuant to actuarial valuation criteria for this type of liability. This post-employment benefit is considered a defined benefit plan.

The main factors considered for calculating the actuarial value of severance obligation for years of service are employee turnover, salary increases and life expectancy of the workers included in this benefit.

Actuarial gains and losses are recognized in other comprehensive income in the year they are incurred.

These obligations are related to post-employee benefits in accordance with current standards.

y)

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited Consolidated Financial Statements December 31, 2019 Amounts in thousands of U.S. dollars, except as indicated

Employee Vacations

Arauco recognizes the expense for employee vacation according to labor legislation in each country on an accrual basis.

This obligation is presented in line item “Trade and Other current payables” in the consolidated statements of financial position.

z) Recent accounting pronouncements

a) Standards, interpretations and amendments that are mandatory for the first time for annual periods beginning on January 1, 2019:

Standards and interpretations	Content	Mandatory application for annual periods beginning on or after
IFRS 16 IFRIC 23

Leases

The standard provides a single lessee accounting model, requiring lessees to recognize assets and liabilities for all leases unless the lease term is 12 months or less or the underlying asset has a low value.

Uncertain tax positions

It clarifies the method for applying the acknowledgment and measurement requirements of IAS 12 when there is uncertainty regarding the fiscal treatments.

January 1, 2019 January 1, 2019

Amendments and improvements	Content	Mandatory application for annual periods beginning on or after
IAS 19 IAS 28 IFRS 9 IFRS 3 IFRS 11 IAS 12 IAS 23

Employee Benefits

Prescribe the accounting and disclosure for employee benefits, requiring an entity to recognise a liability where an employee has provided service and an expense when the entity consumes the economic benefits of employee service.

Investments in associates and joint ventures

It clarifies that an entity applies IFRS 9 Financial Instruments to long-term interests in an associate or joint venture that form part of the net investment in the associate or joint venture but to which the equity method is not applied.

Financial instruments

Allows assets to be measured at amortised cost.

Business Combinations

Clarifies that when an entity obtains control of a business that is a joint operation, it is a business combination achieve by steps.

Joint Arrangements

Clarifies that when an entity obtains joint control of a business that is a joint operation, the entity does not remeasure previously held interests in that business.

Income taxes

Clarifies the income tax consequences of dividends from financial instruments at amortized cost should be recognized according to the past transactions or events that generated distributable profits.

Borrowing Costs

Clarifies that if any specific borrowing remains outstanding after the related asset is ready for its intended use or sale, that borrowing becomes part of the general borrowings.

January 1, 2019 January 1, 2019 January 1, 2019 January 1, 2019 January 1, 2019 January 1, 2019 January 1, 2019

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited Consolidated Financial Statements December 31, 2019 Amounts in thousands of U.S. dollars, except as indicated

The adoption of the standards, amendments and interpretations described above do not have a significant impact on Arauco Consolidated Financial Statements during its initial application period, with exception of the following paragraphs related to IFRS 16.

IFRS 16 - Leases

Arauco has decided to apply IFRS 16 for the first time, starting on January 1, 2019.

IFRS 16 introduces a single lessee accounting model.  The lessee is required to recognize an asset a right of use representing its right to use the underlying leased asset and a lease liability representing its obligation to make lease payments. There are recognition exceptions for short-term leases or low-value leases. Accounting for lessors remains similar to IAS 17, that means, lessors continue classifying the leases as financial or operational.

Entities can apply IFRS 16 using either a full retrospective or a modified retrospective approach for leases. If the company applies the modified retrospective approach it is not required to restate the comparative financial information and the cumulative effect of the initial application of IFRS 16 must be presented as an adjustment to the opening balances of retained earnings.

Arauco has adopted to recognize the cumulative effect of the initial application of the standard as an adjustment to the opening balance of retained earnings as of January 1, 2019. Given this alternative, it is not required to restate the comparative information

The following table shows the initial effects of the adoption of IFRS 16 as of January 1, 2019 on the Arauco Consolidated Financial Statements:

January 1, 2019 ThU.S.$
Right of use assets	252,085
Advances granted	(4,308)
Sublease	1,540
Lease liabilities	249,317

Advances granted are presented net in the line of other financial liabilities.

Sublease has a net impact on the Accumulated earnings on January 1, 2019 of ThU.S.$ 107.

2019 ThU.S.$
Operating leases as of December 31, 2018	111,927
Discounted using the lessee’s incremental borrowing rate as of January 1, 2019	89,605
Finance lease liabilities recognized as of December 31, 2018	68,187
Lease liabilities recognized due to IFRS 16 implementation	159,712
Total Lease liabilities as of January 1, 2019.	317,504

January 1, 2019 ThU.S.$
Right of use assets - IFRS 16	252,085
Right of use assets - IAS 17	72,252
Increase (decrease) for changes in accounting policies	324,337

January 1, 2019 ThU.S.$
Lease liabilities - IFRS 16	249,317
Lease liabilities - IAS 17	68,187
Increase (decrease) for changes in accounting policies	317,504

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited Consolidated Financial Statements December 31, 2019 Amounts in thousands of U.S. dollars, except as indicated

b) Standards, interpretations and amendments, the application of which is not yet mandatory, which have not been adopted in advance:

Standards and interpretations	Content	Mandatory application for annual periods beginning on or after
IFRS 17	Insurance Contracts Supersedes IFRS 4. It changes mainly the accounting for insurance contracts and investments contracts.	January 1, 2021

Amendments and improvements	Content	Mandatory application for annual periods beginning on or after
IFRS 10 y IAS 28-Amendments IAS 1 y IAS 8 IFRS 3 IFRS 9, IAS 39 and IFRS 7

Sale or Contribution of assets among an Investor and its Associates or Joint Ventures.

Presentation of Financial Statements and Accounting Policies, Changes in Accounting Estimates and Errors.

Clarifies the definition of material and align the definition used in the Conceptual Framework and the standards themselves.

Definition of a Business

Narrows the definitions of a business

Interest rate benchmark reform

Provides certain reliefs in connection with interest rate benchmark reform.

Indeterminate January 1, 2020 January 1, 2020 January 1, 2020

Arauco estimates that the adoption of the standards, amendments and interpretations described above will not have a significant impact on Arauco’s Consolidated Financial Statements during its initial application period.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited Consolidated Financial Statements December 31, 2019 Amounts in thousands of U.S. dollars, except as indicated

NOTE 2. ACCOUnTING POLICIES, CHANGES IN ACCOUNTING ESTIMATES

Changes to accounting policies

Arauco has decided to apply IFRS 16 Leases, in accordance with the transition options of this standard, retroactively with the accumulated effect of the initial application, recognized on January 1, 2019, without re-expressing its comparative financial statements as of December 31, 2018.

Arauco has adopted IFRS 16, recognizing liabilities in connection with leases that had been previously classified as operating leases under IAS 17 – Leases.

The lease liabilities under IFRS 16 were measured at the present value of the remaining payments for leases, discounted using the average incremental rate of 4.82%, applied as of January 1, 2019.

The assets by right of use were measured by an amount equivalent to the lease liability, adjusted by the amount of any lease payment that was prepaid or accumulated, in connection with the lease recognized in the balance sheet as of December 31, 2018.

As a consequence of the adoption of IFRS 16, Properties, Plants and Equipment increased by ThU.S.$252,085 and Other Financial Liabilities by ThU.S.$249,317 on January 1, 2019. The following table shows a reconciliation between both amounts.

January 1, 2019 ThU.S.$
Right of use assets	252,085
Advances granted	(4,308)
Sublease	1,540
Lease liabilities	249,317

Advances granted are presented net in the line of other financial liabilities.

Sublease has a net impact on the Accumulated earnings on January 1, 2019 of ThU.S.$ 107.

Upon applying IFRS 16, Arauco chose not to apply the requirements for recognizing a liability and an asset for right of use for the leases which term expires within the 12 months following January 1, 2019 and for those where the underlying asset had insignificant value. The payments related to those leases are recognized on a straight-line basis as an expense in the consolidated statement of profit or loss.

Changes to accounting estimates

As of December 31, 2019, there have been no changes regarding the accounting estimates with respect to the 2018 financial year.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited Consolidated Financial Statements December 31, 2019 Amounts in thousands of U.S. dollars, except as indicated

NOTE 3. DISCLOSURE OF OTHER INFORMATION

a)	Disclosure of information on Issued Capital

At the date of these consolidated financial statements the share capital of Arauco is ThU.S.$353,618.

100% of Capital corresponds to ordinary shares.

	12-31-2019	12-31-2018
Description of Ordinary Capital Share Types	100% of Capital corresponds to ordinary shares
Number of Authorized Shares by Type of Capital in Ordinary Shares	113,159,655
Nominal Value of Shares by Type of Capital in Ordinary Shares	ThU.S.$0.0031210 per share
Amount of Capital in Shares by Type of Ordinary Shares that Constitute Capital	ThU.S.$353,618
	12-31-2019	12-31-2018
Number of Shares Issued and Fully Paid by Type of Capital in Ordinary Shares	113,159,655

b)	Dividends paid

In the 2019 period there was no interim dividend payment. The interim dividend paid in December 2018 was equivalent to 20% of the distributable net profit calculated as of the end of September 2018 and was considered a decrease in the consolidated statements of changes in equity.

As of December 31, 2019, in accordance with the current dividends policy, it is not required to recognize a minimum dividend provision. The ThU.S. $324,295 as of December 31, 2018 presented in the consolidated statements of changes in equity correspond to the minimum dividend provision recorded for the 2018 period.

In the consolidated statements of cash flows, the Dividends Paid line shows an amount of ThU.S.$ 182,109 as of December 31, 2019 (ThU.S.$257,421 is presented for the year ended December 31, 2018), of which ThU.S.$ 182,040 (ThU.S.$256,029 as of December 31, 2018) correspond to the payment of dividends of the Parent Company.

The following are the dividends paid and the corresponding per share amounts during the periods 2019 and 2018:

Detail of Dividend Paid, Ordinary Shares
Dividend Paid	Final Dividend
Type of Shares for which there is a Dividend Paid	Ordinary Shares
Date of Dividend Paid	05-08-2019
Amount of Dividend	ThU.S.$ 182,040
Number of Shares for which Dividends are Paid	113,159,655
Dividend per Share	U.S.$ 1.60870

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited Consolidated Financial Statements December 31, 2019 Amounts in thousands of U.S. dollars, except as indicated

Detail of Dividend Paid, Ordinary Shares
Dividend Paid	Interim Dividend
Type of Shares for which there is a Dividend Paid	Ordinary Shares
Date of Dividend Paid	12-12-2018
Amount of Dividend	ThU.S.$ 142,256
Number of Shares for which Dividends are Paid	113,159,655
Dividend per Share	U.S.$ 1.25712

Detail of Dividend Paid, Ordinary Shares
Dividend Paid	Final Dividend
Type of Shares for which there is a Dividend Paid	Ordinary Shares
Date of Dividend Paid	05-10-2018
Amount of Dividend	ThU.S.$113,773
Number of Shares for which Dividends are Paid	113,159,655
Dividend per Share	U.S.$ 1.00542

c)	Disclosure of Information on Reserves

Other reserves comprise reserves of exchange differences on translation, reserves of cash flow hedges and other reserves. Arauco does not have any restrictions associated with these reserves.

Reserves of exchange differences on translation

Reserves of exchange differences on translation correspond to exchange differences relating to the translation of the results and net assets of Arauco’s subsidiaries whose functional currency is other than Arauco’s presentation currency.

Reserves of cash flow hedges

The hedging reserve includes the cash flow hedge reserve and the costs of hedging reserve. The cash flow hedge reserve is used to recognise the effective portion of gains or losses on derivatives that are designated and qualify as cash flow hedges.

Reserve of Actuarial Losses in Defined Benefit Plans

This corresponds to changes in the present value of the obligation for defined benefits resulting from experience adjustments (the effect of the differences between the previous actuarial assumptions and the events that occurred within the context of the plan) and the effects of the changes in the actuarial assumptions.

Other reserves

This mainly corresponds to the share of other comprehensive income of investments in associates and joint ventures.

d)

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited Consolidated Financial Statements December 31, 2019 Amounts in thousands of U.S. dollars, except as indicated

Other items in the Consolidated Statements of Profit or Loss

The table below sets forth other income, other expenses, finance income, finance costs and share of profit (loss) of associates and joint ventures for the periods ended December 31, 2019 and 2018 are as follows:

	January - December
	2019	2018
	ThU.S.$	ThU.S.$
Classes of Other Income
Other Income, Total	232,393	124,304
Gain from changes in fair value of biological assets (See note 20)	154,705	84,476
Net income from insurance compensation	2,098	1,788
Revenue from export promotion	1,185	3,570
Lease income	1,995	2,156
Gain on sales of assets	15,685	13,164
Access easement	296	260
Compensations received	1,210	4,554
Gain on sales of associates	40,842	-
Other operating results	14,377	14,336

Classes of Other Expenses by activity
Total of Other Expenses by activity	(203,698)	(95,880)
Depreciation	-	(523)
Legal expenses	(5,465)	(3,832)
Impairment provision for property, plant and equipment and others	(115,812)	(31,680)
Operating expenses related to staff restructuring or from plants stoppage or closed	(20,301)	(2,718)
Expenses related to projects	(13,407)	(15,497)
Loss of asset sales	(11,783)	(8,533)
Loss and repair of assets	(1,287)	(430)
Loss of forest due to fires	(7,541)	(2,584)
Other Taxes	(15,835)	(16,821)
Research and development expenses	(3,851)	(1,888)
Fines, readjustments and interests	(1,513)	(788)
Other expenses	(6,903)	(10,586)

Classes of financing income
Financing income, total	32,582	20,895
Financial income from mutual funds - term deposits	21,841	13,177
Financial income resulting from swap - forward instruments	490	596
Other financial income	10,251	7,122

Classes of financing costs
Financing costs, Total	(273,639)	(214,779)
Interest expense, Banks loans	(34,576)	(29,320)
Interest expense, Bonds	(178,801)	(142,846)
Interest expense, other financial instruments	(28,326)	(18,716)
Interest expense for right ofuse	(11,436)	-
Other financial costs	(20,500)	(23,897)

Share of profit (loss) of associates and joint ventures accounted for using equity method
Total	7,775	17,246
Investments in associates	6,786	3,043
Joint ventures	989	14,203

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited Consolidated Financial Statements December 31, 2019 Amounts in thousands of U.S. dollars, except as indicated

The analysis of expenses by nature contained in these consolidated financial statements is presented below:

	January - December
Cost of sales (*)	2019	2018
	ThU.S.$	ThU.S.$
Timber	879,583	691,129
Forestry labor costs and other services	547,749	672,233
Depreciation and amortization	409,442	377,557
Depreciation for right of use	64,434	-
Maintenance costs	294,853	280,715
Chemical costs	557,074	560,241
Sawmill Services	140,220	140,106
Other Raw Materials	236,250	228,701
Other Indirect costs	149,853	185,424
Energy and fuel	212,655	207,712
Cost of electricity	34,871	34,301
Wages and salaries	383,394	344,630
Total	3,910,378	3,722,749

(*) Total amount is composed by the cost of inventory sales for ThU.S.$ 3,861,891 (ThU.S.$ 3,662,348 as of December 31, 2018) and by cost of rendering services for ThU.S.$ 48,487 (ThU.S.$ 60,401 as of December 31, 2018)

	January - December
Distribution costs	2019	2018
	ThU.S.$	ThU.S.$
Selling costs	38,097	39,402
Commissions	13,573	14,629
Insurance	4,405	4,266
Provision for doubtful accounts	981	3,144
Other selling costs	19,138	17,363
Shipping and freight costs	548,776	517,403
Port services	36,145	28,064
Freights	472,542	440,886
Depreciation for right of use	1,792	-
Other shipping and freight costs (internment, warehousing, stowage, customs and other costs)	38,297	48,453
Total	586,873	556,805

	January - December
Administrative expenses	2019	2018
	ThU.S.$	ThU.S.$
Wages and salaries	229,224	247,927
Marketing, advertising, promotion and publications expenses	18,127	12,650
Insurances	19,825	15,538
Depreciation and amortization	29,412	27,879
Depreciation for right of use	10,775	-
Computer services	34,931	27,434
Lease rentals (offices, other property and vehicles)	7,038	14,249
Donations, contributions, scholarships	9,980	13,952
Fees (legal and technical advisors)	47,889	51,039
Property taxes, city permits and rights	16,371	17,645
Cleaning services, security services and transportation	22,959	24,089
Third-party variable services (maneuvers, logistics)	40,432	43,573
Basic services (electricity, telephone)	9,537	9,467
Maintenance and repair	7,238	6,973
Seminars, courses, training materials	3,091	3,117
Other administration expenses (travels, clothing and safety equipment, environmental expenses, audits and others)	47,209	45,752
Total	554,038	561,284

e)

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited Consolidated Financial Statements December 31, 2019 Amounts in thousands of U.S. dollars, except as indicated

Auditor Fees and Number of Employees

Auditors fees		12-31-2019	12-31-2018
		ThU.S.$	ThU.S.$
Audit services		2,837	2,878
Other services
	Tax services	1,470	931
	Others	149	313
TOTAL		4,456	4,122
Number of employees		N°
		18,119	17,252

NOTE 4.  INVENTORIES

	12-31-2019	12-31-2018
Components of Inventory	ThU.S.$	ThU.S.$
Raw materials	129,004	111,483
Production supplies	128,229	122,794
Work in progress	69,760	66,432
Finished goods	532,200	554,933
Spare Parts	194,674	174,554
Total Inventories	1,053,867	1,030,196

Inventories recognized as cost of sales as of December 31, 2019 were ThU.S.$3,861,891 (ThU.S.$3,662,348 as of December 31, 2018).

In order to have the inventories recorded at net realizable value as of December 31, 2019, a net decrease of inventories was recognized associated with a higher provision of obsolescence of ThU.S.$26,877 (ThU.S.$2,038 as of December 31, 2018). As of December 31, 2019, the amount of obsolescence provision is ThU.S.$53,180 (ThU.S.$26,303 as of December 31, 2018).

As of December 31, 2019, there were inventory write-offs of ThU.S.$1,734 (ThU.S.$6,760 as of December 31, 2018).

The inventory obsolescence provision is calculated based on the sales conditions of products and age of inventory (inventory turnover).

As of the date of these consolidated financial statements, there are no inventories pledged as security to report.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited Consolidated Financial Statements December 31, 2019 Amounts in thousands of U.S. dollars, except as indicated

NOTE 5. CASH AND CASH EQUIVALENTS

Cash and cash equivalents include cash on hand, bank checking account balances, time deposits and mutual funds. These are short-term highly liquid investments that are readily convertible to known amounts of cash and are subject to an insignificant risk of changes in value.

The investment objective of time deposits is to maximize the amounts of cash surpluses in the short-term. These instruments are permitted under Arauco’s Investment Policy which allows investing in fixed income securities. These instruments have a maturity of less than three months from the date of acquisition.

Arauco invests in local and international mutual funds in order to maximize the returns of cash surpluses denominated in Chilean Pesos or in foreign currencies such as U.S. Dollars or Euros. These instruments are permitted under Arauco’s Investment Policy.

As of the date of these consolidated financial statements, there are no amounts of cash and cash equivalents with restrictions on use.

	12-31-2019	12-31-2018
Components of Cash and Cash Equivalents	ThU.S.$	ThU.S.$
Cash on hand	177	126
Bank checking account balances	314,804	327,006
Time deposits	611,073	478,775
Mutual funds	633,958	270,035
Total	1,560,012	1,075,942

The risk classification of the Company’s mutual funds as of December 31, 2019 and December 31, 2018 is shown below.

	12-31-2019 ThU.S.$	12-31-2018 ThU.S.$
AAAfm	624,534	268,237
No classification	9,424	1,798
Total Mutual Funds	633,958	270,035

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited Consolidated Financial Statements December 31, 2019 Amounts in thousands of U.S. dollars, except as indicated

Changes in Financial Liabilities

					Cash Flow
	Opening balance 01-01-2019	Increase (decrease) for changes in accounting policies	Re-expressed opening balance	Borrowings obtained	Borrowings paid	Commissions paid	Interest paid	Accrued interest	Inflation adjustment	Increase (decrease) due to business combination	Non-cash movements	Closing balance 12-31-2019
	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Borrowings from banks	940,435	-	940,435	156,350	(143,998)	(4,797)	(36,902)	31,480	(125)	6,738	(2,159)	947,022
Hedging liabilities	71,599	-	71,599	-	-	-	(29,464)	29,464	-	-	62,676	134,275
Bonds and promissory notes	3,501,654	-	3,501,654	1,986,089	(577,954)	(5,900)	(188,748)	190,765	(66,385)	4,324	(12,102)	4,831,743
Lease liabilities (IFRS 16)	68,187	249,317	317,504	-	(80,323)	-	(10,905)	10,601	(9,339)	4,133	39,354	271,025
Total	4,581,875	249,317	4,831,192	2,142,439	(802,275)	(10,697)	(266,019)	262,310	(75,849)	15,195	87,769	6,184,065

		Cash Flow
	Opening balance 01-01-2018	Borrowings obtained	Borrowings paid	Interest paid	Accrued interest	Inflation adjustment	Non-cash movements	Closing balance 12-31-2018
	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Borrowings from banks	858,457	534,474	(453,789)	(28,397)	30,133	761	(1,204)	940,435
Hedging liabilities	5,393	-	-	(803)	-	(138)	67,147	71,599
Bonds and promissory notes	3,302,685	329,077	(21,495)	(143,080)	144,116	(112,773)	3,124	3,501,654
Lease liabilities (IFRS 16)	112,376	-	(6,624)	-	-	(1,431)	(36,134)	68,187
Total	4,278,911	863,551	(481,908)	(172,280)	174,249	(113,581)	32,933	4,581,875

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited Consolidated Financial Statements December 31, 2019 Amounts in thousands of U.S. dollars, except as indicated

NOTE 6. INCOME TAXES

The tax rates applicable in the countries in which Arauco operates are 27% in Chile, 30% in Argentina and Mexico, 34% in Brazil, 25% in Uruguay and 21% in the United States (federal tax).

On December 29, 2017, Law No. 27,430 was published in the Official Gazette of Argentina, which amended several articles of the Income Tax Act. The most relevant amendments include the reduction of the federal income tax rate from 35% to 30% by 2018 and 2019 fiscal years, and 25% by 2020.

On March 25, 2019, the subsidiary Arauco Argentina S.A. chose to conduct the Tax Reappraisal set forth in Title X – Chapter 1 of Law No. 27,430. The option was exercised for all Properties, Plants and Equipments included in the category of amortizable movable assets, pursuant to the income tax law, which were adjusted to inflation using the coefficients published in such law for the purposes of calculating the aforementioned tax. The effect of the special tax in the presentation was $122,835,595 argentine pesos (equivalent to ThU.S.$2,053 as of December 31, 2019), which was paid in six instalments during year 2019. Additionally, the increase of the value of these tax assets, arising from this adjustment, generated a decrease of the liabilities for deferred taxes as of December 31, 2019 of approximately ThU.S.$12,629. Both the loss for the special tax as well as the profits for the decrease of the deferred tax, are shown in the Income tax line.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited Consolidated Financial Statements December 31, 2019 Amounts in thousands of U.S. dollars, except as indicated

Deferred Tax Assets

The following table sets forth the deferred tax assets as of the dates indicated:

	12-31-2019	12-31-2018
Deferred Tax Assets	ThU.S.$	ThU.S.$
Deferred tax Assets relating to Provisions	5,749	6,105
Deferred tax Assets relating to Accrued Liabilities	7,182	10,906
Deferred tax Assets relating to Post-Employment benefits	20,378	19,072
Deferred tax Assets relating to Property, Plant and equipment	16,609	10,125
Deferred tax Assets relating to Impairment provision	20,169	11,963
Deferred tax Assets relating to Financial Instruments	68,390	9,761
Deferred tax Assets relating to Tax Loss Carryforward	144,652	109,320
Deferred tax Assets relating to Inventories	12,460	5,532
Deferred tax Assets relating to Provisions for Income	6,631	7,443
Deferred tax Assets relating to Allowance for Doubtful Accounts	4,349	5,001
Deferred tax Assets relating to Intangible revaluation	6,044	7,651
Deferred tax Assets relating to tax credits	8,029	-
Deferred tax Assets relating to Other Deductible Temporary Differences	16,161	11,328
Total Deferred Tax Assets	336,803	214,207
Offsetting presentation	(330,736)	(209,572)
Net Effect	6,067	4,635

Certain subsidiaries of Arauco mainly in Chile, USA, Brazil and Uruguay, as of the date of these consolidated financial statements, present tax losses for which we estimate that, given the projection of future profits, will allow the recovery of these assets. The total amount of these tax losses is ThU.S.$550,551 (ThU.S.$ 368,938 at December 31, 2018), which are mainly originated by operational and financial losses.

In addition, as of the closing date of these consolidated financial statements there are ThU.S.$188,474 (ThU.S.$ 183,162 at December 31, 2018) of non-recoverable tax losses from companies in Uruguay as joint operations based on the participation of Arauco and subsidiaries in USA, for which deferred tax assets have not been recognized. The estimated recovery period exceeds the expiry date of such tax losses.

Deferred Tax Liabilities

The following table sets forth the deferred tax liabilities as of the dates indicated:

	12-31-2019	12-31-2018
Deferred Tax Liabilities	ThU.S.$	ThU.S.$
Deferred tax Liabilities relating to Property, Plant and Equipment	900,415	831,471
Deferred tax Liabilities relating to Financial Instruments	25,630	14,225
Deferred tax Liabilities relating to Biological Assets	642,221	661,582
Deferred tax Liabilities relating to Inventory	38,251	39,025
Deferred tax Liabilities relating to Prepaid Expenses	41,338	37,897
Deferred tax Liabilities relating to Intangible	17,942	20,240
Deferred tax Liabilities relating to Other Taxable Temporary Differences	25,126	22,790
Total Deferred Tax Liabilities	1,690,923	1,627,230
Offsetting presentation	(330,736)	(209,572)
Net Effect	1,360,187	1,417,658

The effect of changes in current and deferred tax liabilities related to financial hedging instruments corresponds to a credit of ThU.S.$1,686 as of December 31, 2019 (ThU.S.$4,474 as of December 31, 2018), which is presented net in Reserves for Cash Flow Hedges in the Consolidated Statement of Changes in Equity.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited Consolidated Financial Statements December 31, 2019 Amounts in thousands of U.S. dollars, except as indicated

Reconciliation of deferred tax assets and liabilities

	Opening Balance	Deferred tax	Deferred tax of items charged	Increase (decrease)	Increase (decrease)	Closing balance
	01-01-2019	Expenses (Income)	to other comprehensive income	through business combinations	Net exchange differences	12-31-2019
Deferred Tax Assets	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S$
Deferred tax Assets relating to Provisions	6,105	(517)	-	244	(83)	5,749
Deferred tax Assets relating to Accrued Liabilities	10,906	(3,921)	-	197	-	7,182
Deferred tax Assets relating to Post-Employment benefits	19,072	423	717	150	16	20,378
Deferred tax Assets relating to Property, Plant and equipment	10,125	6,484	-	-	-	16,609
Deferred tax Assets relating to Impairment provision	11,963	8,385	-	-	(179)	20,169
Deferred tax Assets relating to Financial Instruments	9,761	55,087	3,609	-	(67)	68,390
Deferred tax Assets relating to Tax Loss Carryforward	109,320	35,577	-	1,505	(1,750)	144,652
Deferred tax Assets relating to Inventories	5,532	6,288	-	279	361	12,460
Deferred tax Assets relating to Provisions for Income	7,443	(657)	-	112	(267)	6,631
Deferred tax Assets relating to Allowance for Doubtful Accounts	5,001	(645)	-	68	(75)	4,349
Deferred tax Assets relating to Intangible revaluation	7,651	(1,345)	-	-	(262)	6,044
Deferred tax Assets relating to tax credits	-	8,029	-	-	-	8,029
Deferred tax Assets relating to Other Deductible Temporary Differences	11,328	4,470	-	731	(368)	16,161
Total Deferred Tax Assets	214,207	117,658	4,326	3,286	(2,674)	336,803

	Opening Balance	Deferred tax	Deferred tax of items charged	Increase (decrease)	Increase (decrease)	Closing balance
	01-01-2019	Expenses (Income)	to other comprehensive income	through business combinations	Net exchange differences	12-31-2019
Deferred Tax Liabilities	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S$
Deferred tax Liabilities relating to Property, Plant and Equipment	831,471	66,656	-	4,234	(1,946)	900,415
Deferred tax Liabilities relating to Financial Instruments	14,225	11,405	-	-	-	25,630
Deferred tax Liabilities relating to Biological Assets	661,582	(15,770)	-	-	(3,591)	642,221
Deferred tax Liabilities relating to Inventory	39,025	(774)	-	-	-	38,251
Deferred tax Liabilities relating to Prepaid Expenses	37,897	3,487	-	69	(115)	41,338
Deferred tax Liabilities relating to Intangible	20,240	(1,914)	-	-	(384)	17,942
Deferred tax Liabilities relating to Other Taxable Temporary Differences	22,790	2,905	-	182	(422)	25,126
Total Deferred Tax Liabilities	1,627,230	65,995	-	4,485	(6,787)	1,690,923

	Opening Balance	Amounts restated	Opening Balance	Deferred tax	Deferred tax of	Increase (decrease)	Closing balance
	01-01-2018 IAS 39		01-01-2018 IFRS 9	Expenses (Income)	items charged to other	Net exchange differences	12-31-2018
					comprehensive income
Deferred Tax Assets	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S$
Deferred tax Assets relating to Provisions	7,433	-	7,433	(1,015)	-	(313)	6,105
Deferred tax Assets relating to Accrued Liabilities	11,267	-	11,267	(361)	-	-	10,906
Deferred tax Assets relating to Post-Employment benefits	19,276	-	19,276	297	(504)	3	19,072
Deferred tax Assets relating to Property, Plant and equipment	11,657	-	11,657	(1,532)	-	-	10,125
Deferred tax Assets relating to Impairment provision	13,640	-	13,640	-		(1,677)	11,963
Deferred tax Assets relating to Financial Instruments	4,348	709	5,057	(507)	5,211	-	9,761
Deferred tax Assets relating to Tax Loss Carryforward	62,706	-	62,706	53,103	-	(6,489)	109,320
Deferred tax Assets relating to Inventories	5,941	-	5,941	(378)	-	(31)	5,532
Deferred tax Assets relating to Provisions for Income	21,354	-	21,354	(13,910)	-	(1)	7,443
Deferred tax Assets relating to Allowance for Doubtful Accounts	5,149	918	6,067	(843)	-	(223)	5,001
Deferred tax Assets relating to Intangible revaluation	10,389	-	10,389	(1,244)	-	(1,494)	7,651
Deferred tax Assets relating to Other Deductible Temporary Differences	15,907	-	15,907	(3,838)	-	(741)	11,328
Total Deferred Tax Assets	189,067	1,627	190,694	29,772	4,707	(10,966)	214,207

	Opening Balance	Amounts restated	Opening Balance	Deferred tax	Deferred tax of	Increase (decrease)	Closing balance
	01-01-2018 IAS 39		01-01-2018 IFRS 9	Expenses (Income)	items charged to other	Net exchange differences	12-31-2018
					comprehensive income
Deferred Tax Liabilities	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S$
Deferred tax Liabilities relating to Property, Plant and Equipment	862,681	-	862,681	(23,428)	-	(7,782)	831,471
Deferred tax Liabilities relating to Financial Instruments	12,684	-	12,684	1,542	-	(1)	14,225
Deferred tax Liabilities relating to Biological Assets	676,876	-	676,876	2,060	-	(17,354)	661,582
Deferred tax Liabilities relating to Inventory	32,580	-	32,580	6,445	-	-	39,025
Deferred tax Liabilities relating to Prepaid Expenses	41,600	-	41,600	(3,703)	-	-	37,897
Deferred tax Liabilities relating to Intangible	22,014	-	22,014	(562)	-	(1,212)	20,240
Deferred tax Liabilities relating to Other Taxable Temporary Differences	17,731	-	17,731	6,450	-	(1,391)	22,790
Total Deferred Tax Liabilities	1,666,166	-	1,666,166	(11,196)	-	(27,740)	1,627,230

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited Consolidated Financial Statements December 31, 2019 Amounts in thousands of U.S. dollars, except as indicated

Temporary Differences

The following tables summarize the deductible and taxable temporary differences:

Detail of classes of Deferred Tax Temporary Differences	12-31-2019		12-31-2018
	Deductible	Taxable	Deductible	Taxable
	Difference	Difference	Difference	Difference
	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Deferred Tax Assets	192,151		104,887
Deferred Tax Assets - Tax loss carryforward	144,652		109,320
Deferred Tax Liabilities		1,690,923		1,627,230
Total	336,803	1,690,923	214,207	1,627,230

Detail of Temporary Difference Income and Loss Amounts	January - December
	2019	2018
	ThU.S.$	ThU.S.$
Deferred Tax Assets	82,081	(23,331)
Deferred Tax Assets - Tax loss carryforward	35,577	53,103
Deferred Tax Liabilities	(65,995)	11,196
Total	51,663	40,968

Income Tax Expense

Income tax expense consists of the following:

	January - December
Income Tax composition	2019	2018
	ThU.S.$	ThU.S.$
Current income tax expense	(54,194)	(270,252)
Tax benefit arising from unrecognized tax assets previously used to reduce current tax expense	3,771	4,471
Prior period current income tax adjustments	(2,912)	(1,732)
Other current benefit tax (expenses)	1,137	(220)
Current Tax Expense, Net	(52,198)	(267,733)

Deferred tax expense relating to origination and reversal of temporary differences	16,086	(12,135)
Tax benefit arising from previously unrecognized tax loss carryforward	35,577	53,103
Total deferred Tax benefit (expense), Net	51,663	40,968
Income Tax benefit (expense), Total	(535)	(226,765)

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited Consolidated Financial Statements December 31, 2019 Amounts in thousands of U.S. dollars, except as indicated

The following table presents the current income tax expense detailed by foreign and domestic (Chile) companies at December 31, 2019 and 2018:

	January - December
	2019	2018
	ThU.S.$	ThU.S.$
Foreign current income tax expense	(11,774)	(35,442)
Domestic current income tax expense	(40,424)	(232,291)
Total current income tax expense	(52,198)	(267,733)

Foreign deferred tax benefit (expense)	32,243	19,940
Domestic deferred tax benefit (expense)	19,420	21,028
Total deferred tax benefit (expense)	51,663	40,968

Total income tax benefit (expense)	(535)	(226,765)

Reconciliation of income tax expense from statutory tax rate to the effective tax rate.

The reconciliation of income tax expense is as follows:

	January - December
	2019	2018
Reconciliation of Income tax from Statutory Rate to Effective Tax Rate	ThU.S.$	ThU.S.$
Statutory domestic (Chile) income tax rate	27.0%	27.0%
Tax Expense at statutory tax rate	(16,876)	(257,451)
Tax effect of foreign tax rates	1,120	3,464
Tax effect of revenues exempt from taxation	42,376	82,521
Tax effect of not deductible expenses	(40,552)	(53,510)
Tax rate effect of tax loss carry forwards	46	15
Tax effect of Previously Unrecognized Tax Benefit in the Income Statement	884	(91)
Tax effect of a new evaluation of assets for deferred not recognized taxes	12,865	-
Tax rate effect of adjustments for current tax of prior periods	(2,912)	(1,732)
Other tax rate effects	2,514	19
Total adjustments to tax expense at applicable tax rate	16,341	30,686
Tax benefit (expense) at effective tax rate	(535)	(226,765)

Current tax assets and liabilities

The current tax assets and liabilities balances are as follow:

Current tax Assets	12-31-2019	12-31-2018
	ThU.S.$	ThU.S.$
Monthly Provisional Payments (MPP)	190,169	1,662
Income tax receivable	27,628	19,538
Fixed assets tax credits	57	-
Provision tax income	(39,490)	(1,371)
Other tax receivables	21,589	16,684
Total	199,953	36,513

Current tax Liabilities	12-31-2019	12-31-2018
	ThU.S.$	ThU.S.$
Provision tax income (First category)	10,626	260,538
Monthly Provisional Payments (MPP)	(9,309)	(107,023)
Article No. 21 tax	1	-
Other tax payables	924	127
Total	2,242	153,642

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited Consolidated Financial Statements December 31, 2019 Amounts in thousands of U.S. dollars, except as indicated

NOTE 7.  PROPERTY, PLANT AND EQUIPMENT

	12-31-2019	12-31-2018
Property, Plant and Equipment	ThU.S.$	ThU.S.$
Property, Plant and Equipment	7,648,183	7,174,693
Property, Plant and Equipment by right of use	284,379	-
Total	7,932,562	7,174,693

Property, Plant and Equipment

	12-31-2019	12-31-2018
Property, Plant and Equipment, Net	ThU.S.$	ThU.S.$
Construction work in progress	1,128,431	1,030,730
Land	971,061	972,143
Buildings	2,247,996	2,062,887
Plant and equipment	3,139,761	2,921,462
Information technology equipment	20,906	23,292
Fixtures and fittings	13,421	15,906
Motor vehicles	14,922	14,916
Other property, plant and equipment	111,685	133,357
Total Net	7,648,183	7,174,693

Property, Plant and Equipment, Gross
Construction work in progress	1,128,431	1,030,730
Land	971,061	972,143
Buildings	4,268,590	3,959,186
Plant and equipment	7,004,549	6,388,843
Information technology equipment	91,585	86,558
Fixtures and fittings	45,703	44,694
Motor vehicles	56,771	53,507
Other property, plant and equipment	131,030	157,301
Total Gross	13,697,720	12,692,962

Accumulated depreciation and impairment
Buildings	(2,020,594)	(1,896,299)
Plant and equipment	(3,864,788)	(3,467,381)
Information technology equipment	(70,679)	(63,266)
Fixtures and fittings	(32,282)	(28,788)
Motor vehicles	(41,849)	(38,591)
Other property, plant and equipment	(19,345)	(23,944)
Total	(6,049,537)	(5,518,269)

Description of Property, Plant and Equipment Pledged as Security for Liabilities

As of December 31, 2019, there are no significant assets pledged as collateral to be disclosed in these consolidated financial statements.

Disbursements commitments for the acquisition of property, plant and equipment and disbursements for property, plant and equipment under construction.

	12-31-2019	12-31-2018
	ThU.S.$	ThU.S.$
Amount committed for the acquisition of property, plant and equipment	1,200,111	798,631

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited Consolidated Financial Statements December 31, 2019 Amounts in thousands of U.S. dollars, except as indicated

Reconciliation of Property, Plant and Equipment

The following tables set forth the reconciliation of the carrying amount of property, plant and equipment as of December 31, 2019 and 2018:

Reconciliation of Property, Plant and Equipment	Construction work in progress	Land	Buildings	Plant and equipment	IT Equipment	Fixtures and fittings	Motor vehicles	Other Property, Plant and Equipment	TOTAL
	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Opening Balance 01-01-2019	1,030,730	972,143	2,062,887	2,921,462	23,292	15,906	14,916	133,357	7,174,693
Increase (decrease) for changes in accounting policies	-	-	-	(55,015)	-	-	-	(17,237)	(72,252)
Restated opening balance	1,030,730	972,143	2,062,887	2,866,447	23,292	15,906	14,916	116,120	7,102,441
Changes
Additions	889,882	6,722	13,561	44,800	1,637	960	3,808	10,779	972,149
Acquisitions through business combinations	12,839	3,915	24,118	110,701	238	156	313	6,272	158,552
Disposals	-	(2,241)	(2,167)	(2,821)	(94)	(1)	(213)	(29)	(7,566)
Withdrawals	(6,992)	(3,442)	(3,435)	(23,231)	(2)	(1)	(36)	(13,202)	(50,341)
Depreciation	-	-	(130,454)	(297,332)	(6,426)	(2,722)	(4,111)	(1,180)	(442,225)
Impairment loss recognized in profit or loss	-	-	(15,398)	(60,219)	(337)	(14)	(74)	-	(76,042)
Increase (decrease) through net exchange differences	(1,066)	(7,530)	(479)	(1,347)	(74)	27	(31)	(918)	(11,418)
Reclassification to assets held for sale	-	-	-	990	-	-	-	-	990
Increase (decrease) through transfers from construction in progress	(796,962)	1,494	299,363	500,140	2,672	(890)	340	(6,157)	-
Reclassification from lease to Property, plant and equipment	-	-	-	1,633	-	-	10	-	1,643
Total changes	97,701	(1,082)	185,109	273,314	(2,386)	(2,485)	6	(4,435)	545,742
Closing balance 12-31-2019	1,128,431	971,061	2,247,996	3,139,761	20,906	13,421	14,922	111,685	7,648,183

Reconciliation of Property, Plant and Equipment	Construction work in progress	Land	Buildings	Plant and equipment	IT Equipment	Fixtures and fittings	Motor vehicles	Other Property, Plant and Equipment	TOTAL
	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Opening Balance 01-01-2018	597,351	1,008,310	2,135,201	3,112,755	22,665	12,297	15,959	129,761	7,034,299
Changes
Additions	660,918	3	6,949	42,467	1,125	1,146	2,352	15,516	730,476
Acquisitions through business combinations	-	3,900	-	4,887	-	-	-	-	8,787
Disposals	(1,994)	(448)	(770)	(702)	(42)	-	(129)	(528)	(4,613)
Withdrawals	(6,269)	(4,466)	(1,656)	(17,680)	(42)	(28)	(84)	(5,599)	(35,824)
Depreciation	-	-	(125,407)	(316,118)	(5,791)	(2,870)	(3,920)	(3,660)	(457,766)
Impairment loss recognized in profit or loss	-	-	(654)	(356)	(5)	(20)	-	-	(1,035)
Increase (decrease) through net exchange differences	(4,115)	(34,204)	(15,444)	(42,059)	(175)	(210)	(217)	(6,332)	(102,756)
Reclassification to assets held for sale	-	(2,193)	(5)	5,323	-	-	-	-	3,125
Increase (decrease) through transfers from construction in progress	(215,161)	1,241	64,673	132,945	5,557	5,591	955	4,199	-
Total changes	433,379	(36,167)	(72,314)	(191,293)	627	3,609	(1,043)	3,596	140,394
Closing balance 12-31-2018	1,030,730	972,143	2,062,887	2,921,462	23,292	15,906	14,916	133,357	7,174,693

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited Consolidated Financial Statements December 31, 2019 Amounts in thousands of U.S. dollars, except as indicated

The depreciation expense for the period ending December 31, 2019 and 2018 is as follows:

	January - December
	2019	2018
Depreciation for the year	ThU.S.$	ThU.S.$
Cost of sales	409,442	377,557
Administrative expenses	16,275	15,530
Other expenses	3,525	1,986
Total	429,242	395,073

Depreciation charged to profit or loss differs from the movement of the period for Property, Plant and Equipment. This is mainly due to the periodic cost processes in which a portion of the depreciation charge remains in the Inventories. Furthermore, this deviation is also affected by the conversion differences of the companies with a functional currency other than U.S. dollars.

The useful lives of property, plant and equipment are estimated based on the expected use of the assets. The average useful lives by asset class are as follow:

Years of Useful Life (Average)
Buildings	58
Plant and equipment	30
Information technology equipment	8
Fixtures and fittings	28
Motor vehicles	7
Other property, plant and equipment	14

See Note 12 for details of capitalized borrowing costs.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited Consolidated Financial Statements December 31, 2019 Amounts in thousands of U.S. dollars, except as indicated

Property, Plant and Equipment by Right of Use

12-31-2019
ThU.S.$
Property, Plant and Equipment by right of use, Net

Land	67,804
Buildings	25,940
Plant and equipment	44,753
Information technology equipment	574
Fixtures and fittings	1,138
Motor vehicles	126,587
Other property, plant and equipment	17,583
Total Net	284,379

Property, Plant and Equipment by right of use, Gross

Land	75,403
Buildings	32,266
Plant and equipment	71,394
Information technology equipment	757
Fixtures and fittings	1,595
Motor vehicles	164,683
Other property, plant and equipment	19,580
Total Gross	365,678

Accumulated depreciation and impairment by right of use

Land	(7,599)
Buildings	(6,326)
Plant and equipment	(26,641)
Information technology equipment	(183)
Fixtures and fittings	(457)
Motor vehicles	(38,096)
Other property, plant and equipment	(1,997)
Total	(81,299)

Reconciliation of Property, Plant and Equipment by Right of Use

The following tables set forth the reconciliation of the carrying amount of property, plant and equipment by right of use as of December 31, 2019:

Reconciliation of Property, Plant and Equipment by right of use	Land	Buildings	Plant and equipment	IT Equipment	Fixtures and fittings	Motor vehicles	Other Property, Plant and Equipment	TOTAL
	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Opening Balance 01-01-2019	-	-	-	-	-	-	-	-
Increase (decrease) for changes in accounting policies	65,363	20,865	76,258	310	-	144,304	17,237	324,337
Restated opening balance	65,363	20,865	76,258	310	-	144,304	17,237	324,337
Changes
Additions	8,668	10,580	5,817	449	1,595	20,531	4,745	52,385
Business combination	906	1,129	3,257	-	-	290	-	5,582
Withdrawals	-	-	(13,750)	-	-	-	-	(13,750)
Depreciation	(7,599)	(6,326)	(26,641)	(183)	(457)	(38,096)	(2,756)	(82,058)
Increase (decrease) through net exchange differences	466	(216)	137	(2)	-	(131)	-	254
Increase (decrease) through others	-	(92)	(325)	-	-	(311)	-	(728)
Reclassification from lease to Property, plant and equipment	-	-	-	-	-	-	(1,643)	(1,643)
Total changes	2,441	5,075	(31,505)	264	1,138	(17,717)	346	(39,958)
Closing balance 12-31-2019	67,804	25,940	44,753	574	1,138	126,587	17,583	284,379

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited Consolidated Financial Statements December 31, 2019 Amounts in thousands of U.S. dollars, except as indicated

The following table set forth the composition of the initial impact of the IFRS 16 enactment on Property, Plant and Equipment by right of use:

January 01, 2019
ThU.S.$
Right of use assets - IFRS 16	252,085
Assets from leasing - IAS 17	72,252
Increase (decrease) for changes in accounting policies	324,337

The depreciation expense for the period ending December 31, 2019 Property, Plant and Equipment by right of use is as follows:

January – December
2019
Depreciation for the period	ThU.S.$
Cost of sales	64,434
Distribution costs	1,792
Administrative expenses	10,775
Total	77,001

Depreciation charged to profit or loss differs from the movement of the period for Property, Plant and Equipment for right of use. This is mainly due to the periodic cost processes in which a portion of the depreciation charge remains in the Inventories. Furthermore, this deviation is also affected by the conversion differences of the companies with a functional currency other than U.S. dollars.

Additionally, Arauco has recognized directly in the consolidated statement of profit or loss, the following leases concepts excluded from the application of IFRS 16:

January - December
2019
Depreciation for the year	ThU.S.$
Expenses from payments of variable leases	182,943
Expenses from low value leases	6,787
Expenses from short-term leases	32,083
Total	221,813

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited Consolidated Financial Statements December 31, 2019 Amounts in thousands of U.S. dollars, except as indicated

NOTE 8. LEASES

Arauco acting as lessee

Arauco has adopted IFRS 16 - Leases, the effects of initial application of the standard have been disclosed in Note 2 - Changes in policies and accounting estimates. Assets by rights of use and lease liabilities have been included in Notes 7 and 23, respectively.

Lease liabilities maturity is presented in Notes 11 and 23.

Arauco acting as lessor

IFRS 16 substantially maintains the accounting requirements of the lessor of IAS 17. Consequently, Arauco has continued to classify its leases as operating or financial.

Reconciliation of Financial Lease Minimum Payments:

	12-31-2019
	Gross	Interest	Present Value
Periods	ThU.S.$	ThU.S.$	ThU.S.$
Less than one year	960	48	912
Between one and five years	200	-	200
More than five years	-	-	-
Total	1,160	48	1,112

	12-31-2018
	Gross	Interest	Present Value
Periods	ThU.S.$	ThU.S.$	ThU.S.$
Less than one year	1,180	49	1,131
Between one and five years	837	-	837
More than five years	-	-	-
Total	2,017	49	1,968

Financial lease receivables are presented in the consolidated statements of financial position in line items “Trade and other current receivable” and “Trade and other non-current receivable” depending on their maturities stated above.

Arauco accounts for its lease contracts as financial leases. These lease contracts are for a term of less than five-years at market interest rates and leased assets are forestry machinery and equipment. They also include an early termination option, under general and special conditions stipulated in each contract.

Arauco holds leases as lessee and lessor, described in the previous tables, for which there are no impairment contingent payments or restrictions to report.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited Consolidated Financial Statements December 31, 2019 Amounts in thousands of U.S. dollars, except as indicated

NOTE 9. REVENUE

	January - December
Classes of revenue	2019	2018
	ThU.S.$	ThU.S.$
Revenue from sales of goods	5,245,489	5,857,584
Revenue from rendering of services	83,725	97,249
Total	5,329,214	5,954,833

The reportable segments revenues by business area and by geographical area are presented in Note 24.

NOTE 10.  EMPLOYEE BENEFITS

Classes of Benefits and Expenses by Employee

	January - December
	2019	2018
	ThU.S.$	ThU.S.$
Employee expenses	647,280	627,614
Wages and salaries	628,093	602,936
Severance indemnities	19,187	24,678

	12-31-2019	12-31-2018
Discount rate	1.81%	2.82%
Inflation	3.00%	3.00%
Annual rate of wage growth	5.22%	5.22%
Mortality rate (1)	RV-2014	RV-2014
(1)

For the purposes of determining the technical reserves, Chilean annuity providers are required by law to utilize the mortality tables specified by the CMF (Chilean Commission for the Financial Market). The most recent table is the RV-2014, which is based on Chilean pensioner experience from 2006-2013 (SP & SVS, 2013). The mortality tables distinguish between males and females.

Sensitivities to assumptions	ThU.S.$

Discount rate
Increase in 100 bps	(6,105)
Decrease in 100 bps	6,506

Wage growth rates
Increase in 100 bps	6,028
Decrease in 100 bps	(5,190)

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited Consolidated Financial Statements December 31, 2019 Amounts in thousands of U.S. dollars, except as indicated

The following tables set forth the balances and the reconciliation of the present value of severance indemnities obligations as of December 31, 2019 and 2018:

	12-31-2019	12-31-2018
	ThU.S.$	ThU.S.$
Current	5,965	5,656
Non-current	69,464	64,895
Total	75,429	70,551

Reconciliation of the present value of severance indemnities obligations	12-31-2019	12-31-2018
	ThU.S.$	ThU.S.$
Opening balance	70,551	71,763
Business combinations	462	-
Current service cost	5,884	5,201
Interest cost	3,855	3,723
(Gains) losses from changes in actuarial assumptions	6,095	(172)
Actuarial gains and losses arising from experience	(3,440)	(1,685)
Benefits paid	(3,028)	(4,773)
Costs from past services	-	4,710
Increase (decrease) for foreign currency exchange rates changes	(4,950)	(8,216)
Closing balance	75,429	70,551

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited Consolidated Financial Statements December 31, 2019 Amounts in thousands of U.S. dollars, except as indicated

NOTE 11.  BALANCES IN FOREIGN CURRENCY AND FOREIGN CURRENCY EXCHANGE RATE IMPACT IN PROFIT OR LOSS.

December 31, 2019	U.S Dollar	Euros	Brazilian Real	Argentine Pesos	Mexican Pesos	Other currencies	Chilean Pesos	U.F.	Total

	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Assets
Current Assets
Cash and Cash Equivalents	1,412,688	2,264	50,868	11,292	13,684	6,756	62,460	-	1,560,012
Other current financial assets	3,370	-	-	-	-	-	-	-	3,370
Other current non-financial assets	24,554	95	15,134	8,014	1,244	6,742	118,327	-	174,110
Trade and other current receivables	435,663	8,483	56,039	11,218	33,981	7,287	86,954	2,690	642,315
Accounts receivable due from related companies	1,319	-	197	-	-	-	15,512	498	17,526
Current Inventories	931,619	-	90,362	-	31,886	-	-	-	1,053,867
Current biological assets	209,844	-	65,948	-	-	-	-	-	275,792
Current tax assets	7,955	234	9,246	2,908	2,936	2,658	174,016	-	199,953
Non-current assets or disposal groups classified as held for sale	3,027,012	11,076	287,794	33,432	83,731	23,443	457,269	3,188	3,926,945
Non-current assets or disposal groups classified as held for sale	3,814	-	572	-	50	-	-	-	4,436
Total Current Assets	3,030,826	11,076	288,366	33,432	83,781	23,443	457,269	3,188	3,931,381

Non-Current Assets
Other non-current financial assets	9,395	-	-	-	-	-	-	-	9,395
Other non-current non-financial assets	1,889	-	10,962	1,054	884	90	97,535	-	112,414
Trade and other non-current receivables	3,691	-	351	-	-	-	2,983	2,431	9,456
Accounts receivable due from related companies, non-current	-	-	-	-	-	-	-	-	-
Investments accounted for using equity method	77,725	168,880	41,811	-	-	-	4,702	-	293,118
Intangible assets other than goodwill	104,165	-	1,992	-	95	-	-	-	106,252
Goodwill	43,373	-	22,378	-	-	-	-	-	65,751
Property, plant and equipment	7,281,043	-	499,474	-	151,692	-	353	-	7,932,562
Non-current biological assets	3,021,411	-	372,223	-	-	-	-	-	3,393,634
Deferred tax assets	5,897	-	-	-	170	-	-	-	6,067
Total Non-Current Assets	10,548,589	168,880	949,191	1,054	152,841	90	105,573	2,431	11,928,649

Total Assets	13,579,415	179,956	1,237,557	34,486	236,622	23,533	562,842	5,619	15,860,030

December 31, 2019	U.S Dollar	Euros	Brazilian Real	Argentine Pesos	Mexican Pesos	Other currencies	Chilean Pesos	U.F.	Total

	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Liabilities
Current Liabilities
Other current financial liabilities	222,810	93	10,499	-	2,361	117	33,575	260,599	530,054
Trade and other current payables	155,524	20,414	70,259	14,365	22,272	10,322	348,155	31,746	673,057
Accounts payable to related companies	454	-	-	-	-	-	8,426	-	8,880
Other current provisions	444	-	-	-	815	-	-	-	1,259
Current tax liabilities	1,784	-	-	-	246	-	212	-	2,242
Current provisions for employee benefits	-	-	-	-	-	-	5,965	-	5,965
Other current non-financial liabilities	7,353	59	20,022	3,128	2,711	2,335	4,457	-	40,065
Total Liabilities, current	388,369	20,566	100,780	17,493	28,405	12,774	400,790	292,345	1,261,522

Non-Current Liabilities
Other non-current financial liabilities	4,321,721	116,218	24,090	-	7,664	160	73,471	1,110,687	5,654,011
Other non-current payables	2,230	-	-	-	-	-	-	-	2,230
Other non-current provisions	12	-	5,226	26,527	-	-	-	-	31,765
Deferred tax liabilities	1,271,282	-	84,420	-	4,485	-	-	-	1,360,187
Non-current provisions for employee benefits	836	-	-	-	285	-	68,343	-	69,464
Other non-current non-financial liabilities	24	-	111,380	19	-	-	13	-	111,436
Total non-current liabilities	5,596,105	116,218	225,116	26,546	12,434	160	141,827	1,110,687	7,229,093
									-
Total Liabilities	5,984,474	136,784	325,896	44,039	40,839	12,934	542,617	1,403,032	8,490,615

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited Consolidated Financial Statements December 31, 2019 Amounts in thousands of U.S. dollars, except as indicated

December 31, 2018	U.S Dollar	Euros	Brazilian Real	Argentine Pesos	Mexican Pesos	Other currencies	Chilean Pesos	U.F.	Total
	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Assets
Current Assets
Cash and Cash Equivalents	834,513	8,295	44,605	2,854	1,461	3,914	180,300	-	1,075,942
Other current financial assets	497	-	-	-	-	-	-	-	497
Other current non-financial assets	49,170	125	19,018	5,855	42	5,283	50,361	-	129,854
Trade and other current receivables	631,047	7,399	66,500	15,044	8,576	6,882	99,950	3,786	839,184
Accounts receivable due from related companies	591	-	83	-	-	-	6,169	481	7,324
Current Inventories	957,529	-	72,667	-	-	-	-	-	1,030,196
Current biological assets	253,672	-	62,252	-	-	-	-	-	315,924
Current tax assets	16,042	262	4,978	-	102	1,399	13,730	-	36,513
Non-current assets or disposal groups classified as held for sale	2,743,061	16,081	270,103	23,753	10,181	17,478	350,510	4,267	3,435,434
Non-current assets or disposal groups classified as held for sale	5,152	-	574	-	-	-	-	-	5,726
Total Current Assets	2,748,213	16,081	270,677	23,753	10,181	17,478	350,510	4,267	3,441,160

Non-Current Assets
Other non-current financial assets	20,346	-	-	-	-	-	-	-	20,346
Other non-current non-financial assets	79,615	-	4,946	1,427	640	90	230	-	86,948
Trade and other non-current receivables	7,733	-	1,040	-	-	27	3,267	3,082	15,149
Accounts receivable due from related companies, non-current	-	-	-	-	-	-	-	481	481
Investments accounted for using equity method	135,805	177,548	42,052	-	-	-	2,648	-	358,053
Intangible assets other than goodwill	87,729	-	2,364	-	-	-	-	-	90,093
Goodwill	42,573	-	23,278	-	-	-	-	-	65,851
Property, plant and equipment	6,675,290	-	498,993	-	-	-	410	-	7,174,693
Non-current biological assets	2,924,266	-	412,073	-	-	-	-	-	3,336,339
Deferred tax assets	4,558	-	36	-	41	-	-	-	4,635
Total Non-Current Assets	9,977,915	177,548	984,782	1,427	681	117	6,555	3,563	11,152,588

Total Assets	12,726,128	193,629	1,255,459	25,180	10,862	17,595	357,065	7,830	14,593,748

December 31, 2018	U.S Dollar	Euros	Brazilian Real	Argentine Pesos	Mexican Pesos	Other currencies	Chilean Pesos	U.F.	Total
	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Liabilities
Current Liabilities
Other current financial liabilities	445,076	-	6,828	-	-	-	5,017	80,675	537,596
Trade and other current payables	184,989	7,450	64,873	15,590	1,378	8,272	348,886	28,180	659,618
Accounts payable to related companies	1,777	-	-	-	-	-	8,452	-	10,229
Other current provisions	413	-	-	-	-	-	-	-	413
Current tax liabilities	88	7	-	16,730	102	0	136,715	-	153,642
Current provisions for employee benefits	-	-	51	-	-	-	5,605	-	5,656
Other current non-financial liabilities	188,346	49	12,340	3,037	2,761	1,343	4,734	-	212,610
Total Liabilities, current	820,689	7,506	84,092	35,357	4,240	9,615	509,409	108,855	1,579,764

Non-Current Liabilities
Other non-current financial liabilities	2,614,348	-	7,827	-	-	-	5,821	1,416,283	4,044,279
Other non-current payables	2,230	-	-	-	-	-	-	-	2,230
Other non-current provisions	9	-	5,839	28,035	-	-	1	-	33,884
Deferred tax liabilities	1,327,291	-	90,367	-	-	-	-	-	1,417,658
Non-current provisions for employee benefits	-	-	-	-	159	-	64,736	-	64,895
Other non-current non-financial liabilities	19	-	111,841	29	-	-	178	-	112,067
Total non-current liabilities	3,943,897	-	215,874	28,064	159	-	70,736	1,416,283	5,675,013

Total Liabilities	4,764,586	7,506	299,966	63,421	4,399	9,615	580,145	1,525,138	7,254,777

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited Consolidated Financial Statements December 31, 2019 Amounts in thousands of U.S. dollars, except as indicated

	12-31-2019			12-31-2018
	Up to 90 days	From 91 days to 1 year	Total	Up to 90 days	From 91 days to 1 year	Total
	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Total Liabilities, current	844,866	416,657	1,261,523	1,160,815	418,949	1,579,764

Other current financial liabilities	114,700	415,354	530,054	121,606	415,990	537,596
U.S Dollar	94,258	128,552	222,810	110,329	334,747	445,076
Euros	24	69	93	-	-	-
Brazilian Real	3,106	7,393	10,499	1,880	4,948	6,828
Mexican Pesos	1,235	1,126	2,361	-	-	-
Other currencies	26	91	117	-	-	-
Chilean Pesos	8,313	25,262	33,575	1,334	3,683	5,017
U.F.	7,738	252,861	260,599	8,063	72,612	80,675

Bank Loans	69,971	113,334	183,305	84,778	130,271	215,049
U.S Dollar	68,509	110,364	178,873	82,898	125,323	208,221
Euros	-	41	41	-	-	-
Brazilian Real	1,462	2,929	4,391	1,880	4,948	6,828

Financial Leases	21,518	47,690	69,208	7,265	23,651	30,916
U.S Dollar	4,570	2,787	7,357	-	-	-
Euros	24	28	52	-	-	-
Brazilian Real	1,644	4,464	6,108	-	-	-
Mexican Pesos	1,235	1,126	2,361	-	-	-
Other currencies	26	91	117	-	-	-
Chilean Pesos	8,313	25,262	33,575	1,334	3,683	5,017
U.F.	5,706	13,932	19,638	5,931	19,968	25,899

Other Loans	23,211	254,330	277,541	29,563	262,068	291,631
U.S Dollar	21,179	15,401	36,580	27,431	209,424	236,855
U.F.	2,032	238,929	240,961	2,132	52,644	54,776

Trade and other current payables	672,809	248	673,057	659,618	-	659,618
U.S Dollar	155,501	23	155,524	184,989	-	184,989
Euros	20,414	-	20,414	7,450	-	7,450
Brazilian Real	70,140	119	70,259	64,873	-	64,873
Argentine Pesos	14,365	-	14,365	15,590	-	15,590
Mexican Pesos	22,166	106	22,272	1,378	-	1,378
Other currencies	10,322	-	10,322	8,272	-	8,272
Chilean Pesos	348,155	-	348,155	348,886	-	348,886
U.F.	31,746	-	31,746	28,180	-	28,180

Accounts payable to related companies	8,880	-	8,880	10,229	-	10,229
U.S Dollar	454	-	454	1,777	-	1,777
Chilean Pesos	8,426	-	8,426	8,452	-	8,452

Other current provisions	444	815	1,259	413	-	413
U.S Dollar	444	-	444	413	-	413
Mexican Pesos	-	815	815	-	-	-

Current tax liabilities	2,031	211	2,242	152,994	648	153,642
U.S Dollar	1,784	-	1,784	88	-	88
Euros	-	-	-	7	-	7
Argentine Pesos	-	-	-	16,730	-	16,730
Mexican Pesos	246	-	246	102	-	102
Chilean Pesos	1	211	212	136,067	648	136,715

Current provisions for employee benefits	5,938	27	5,965	4,923	733	5,656
Brazilian Real	-	-	-	51	-	51
Chilean Pesos	5,938	27	5,965	4,872	733	5,605

Other current non-financial liabilities	40,063	2	40,065	211,032	1,578	212,610
U.S Dollar	7,353	-	7,353	187,740	606	188,346
Euros	59	-	59	49	-	49
Brazilian Real	20,022	-	20,022	12,340	-	12,340
Argentine Pesos	3,128	-	3,128	3,037	-	3,037
Mexican Pesos	2,711	-	2,711	2,761	-	2,761
Other currencies	2,335	-	2,335	1,343	-	1,343
Chilean Pesos	4,455	2	4,457	3,762	972	4,734

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited Consolidated Financial Statements December 31, 2019 Amounts in thousands of U.S. dollars, except as indicated

	12-31-2019				12-31-2018
	From 13 months to 3 years	From 3 years to 5 years	More than 5 years	Total	From 13 months to 3 years	From 3 years to 5 years	More than 5 years	Total
	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Total non-current liabilities	1,534,114	1,169,993	4,524,986	7,229,093	1,806,878	699,808	3,168,327	5,675,013

Other non-current financial liabilities	649,084	1,127,064	3,877,863	5,654,011	752,079	699,808	2,592,392	4,044,279
U.S Dollar	460,067	990,135	2,871,519	4,321,721	440,251	601,052	1,573,045	2,614,348
Euros	22,236	29,648	64,334	116,218	-	-	-	-
Brazilian Real	8,761	6,336	8,993	24,090	6,612	1,215	-	7,827
Mexican Pesos	3,546	3,296	822	7,664	-	-	-	-
Other currencies	160	-	-	160	-	-	-	-
Chilean Pesos	61,283	12,072	116	73,471	5,354	467	-	5,821
U.F.	93,031	85,577	932,079	1,110,687	299,862	97,074	1,019,347	1,416,283

Bank Loans	196,611	502,772	64,334	763,717	177,504	348,558	199,324	725,386
U.S Dollar	172,584	473,124	-	645,708	170,892	347,343	199,324	717,559
Euros	22,236	29,648	64,334	116,218	-	-	-	-
Brazilian Real	1,791	-	-	1,791	6,612	1,215	-	7,827

Financial Leases	117,608	46,408	37,801	201,817	26,296	10,975	-	37,271
U.S Dollar	27,570	21,621	27,037	76,228	-	-	-	-
Brazilian Real	6,970	6,336	8,993	22,299	-	-	-	-
Mexican Pesos	3,546	3,296	822	7,664	-	-	-	-
Other currencies	160	-	-	160	-	-	-	-
Chilean Pesos	61,283	12,072	116	73,471	5,354	467	-	5,821
U.F.	18,079	3,083	833	21,995	20,942	10,508	-	31,450

Other Loans	334,865	577,884	3,775,728	4,688,477	548,279	340,275	2,393,068	3,281,622
U.S Dollar	259,913	495,390	2,844,482	3,599,785	269,359	253,709	1,373,721	1,896,789
U.F.	74,952	82,494	931,246	1,088,692	278,920	86,566	1,019,347	1,384,833

Other non-current payables	2,230	-	-	2,230	2,230	-	-	2,230
U.S Dollar	2,230	-	-	2,230	2,230	-	-	2,230

Other non-current provisions	31,765	-	-	31,765	33,884	-	-	33,884
U.S Dollar	12	-	-	12	9	-	-	9
Brazilian Real	5,226	-	-	5,226	5,839	-	-	5,839
Argentine Pesos	26,527	-	-	26,527	28,035	-	-	28,035
Chilean Pesos	-	-	-	-	1	-	-	1

Deferred tax liabilities	741,164	7,254	611,769	1,360,187	841,723	-	575,935	1,417,658
U.S Dollar	659,513	-	611,769	1,271,282	751,356	-	575,935	1,327,291
Brazilian Real	77,166	7,254	-	84,420	90,367	-	-	90,367
Mexican Pesos	4,485	-	-	4,485	-	-	-	-

Non-current provisions for employee benefits	69,464	-	-	69,464	64,895	-	-	64,895
U.S Dollar	836	-	-	836	-	-	-	-
Mexican Pesos	285	-	-	285	159	-	-	159
Chilean Pesos	68,343	-	-	68,343	64,736	-	-	64,736

Other non-current non-financial liabilities	40,407	35,675	35,354	111,436	112,067	-	-	112,067
U.S Dollar	24	-	-	24	19	-	-	19
Brazilian Real	40,351	35,675	35,354	111,380	111,841	-	-	111,841
Argentine Pesos	19	-	-	19	29	-	-	29
Chilean Pesos	13	-	-	13	178	-	-	178

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited Consolidated Financial Statements December 31, 2019 Amounts in thousands of U.S. dollars, except as indicated

The table below sets forth the subsidiaries that have determined a functional currency other than the U.S. Dollar as follows:

Subsidiary	Country	Functional Currency
Arauco do Brasil S.A.	Brazil	Brazilian Real
Arauco Forest Brasil S.A.	Brazil	Brazilian Real
Arauco Florestal Arapoti S.A.	Brazil	Brazilian Real
Arauco Industria de Paineis Ltda.	Brazil	Brazilian Real
Empreendimentos Florestais Santa Cruz Ltda.	Brazil	Brazilian Real
Mahal Empreendimentos e Participacoes S.A.	Brazil	Brazilian Real
Novo Oeste Gestao de Ativos Florestais S.A.	Brazil	Brazilian Real
Consorcio Protección Fitosanitaria Forestal S.A.	Chile	Chilean Pesos
Forestal Nuestra Señora del Carmen S.A.	Argentina	Argentine pesos
Forestal Talavera S.A.	Argentina	Argentine pesos
Greenagro S.A.	Argentina	Argentine pesos
Leasing Forestal S.A.	Argentina	Argentine pesos
Savitar S.A.	Argentina	U.S. Dollar
Arauco Industria de Mexico, S.A. de C.V. (ex Maderas y Sintéticos de México, S.A. de C.V.)	Mexico	Mexican pesos
Araucomex Servicios, S.A. de C.V. (ex Maderas y Sintéticos Servicios, S.A. de C.V.)	Mexico	Mexican pesos
Arauco Serviquimex, S.A. de C.V. (ex Masisa Manufactura, S.A. de C.V.)	Mexico	Mexican pesos
Arauco Quimica S.A. de C.V. (ex Masnova Química, S.A. de C.V.)	Mexico	Mexican pesos
Tablered Araucomex, S.A. de C.V. (ex Placacentro Masisa México S.A. de C.V.)	Mexico	Mexican pesos
Arauco Canada Ltd. (ex Flakeboard Company Ltd.)	Canada	Canadian Dollar

The table below shows a detail per company of the effect in the period of the Reserve of Exchange Differences on translation:

	January - December
	2019	2018
	ThU.S.$	ThU.S.$
Arauco do Brasil S.A.	(15,961)	(70,685)
Arauco Forest Brasil S.A.	(14,407)	(65,196)
Arauco Florestal Arapoti S.A.	(3,543)	(17,007)
Sonae Arauco S.A.	(3,759)	(9,811)
Arauco Argentina S.A.	(219)	(7,584)
Arauco Canada Ltd.	5,842	(7,879)
Arauco Industria México S.A. de C.V.	3,148	-
Others	(1,093)	(2,461)
Total reserve of exchange differences on translation	(29,992)	(180,623)

Effect of foreign exchange rates changes

	January - December
	2019	2018
	ThU.S.$	ThU.S.$
Exchange differences recognized in profit or loss, except for those arising on financial instruments measured at fair value through profit or loss	(32,507)	(26,470)
Reserve of exchange differences on translation (with Non-controlling interests)	(30,971)	(184,876)

NOTE 12.  BORROWING COSTS

Arauco capitalizes interest at effective rate on current investment projects.

At the date of issuance of these consolidated financial statements, Arauco has capitalized financial interest related to the modernization and extension of Planta Arauco (MAPA) project in Chile and to the Grayling project in the United States.

	January – December
	2019	2018
	ThU.S.$	ThU.S.$
Property, plant and equipment capitalized cost
Property, plant and equipment capitalized interest cost rate	4.46%	3.74%
Amount of the capitalized interest cost, property, plant and equipment	24,767	16,469

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited Consolidated Financial Statements December 31, 2019 Amounts in thousands of U.S. dollars, except as indicated

NOTE 13.  RELATED PARTIES

Related Party Disclosures

Related parties are those entities defined in IAS 24 and under the rules of the Chilean Commission for the Financial Market and the Chilean Corporations Law.

The receivable and payable amounts among related parties at the end of each period correspond to commercial and financing transactions denominated in Chilean Pesos, U.S. dollars and Brazilian Real, where collection or payment deadlines are shown in the following tables and in general do not bear interest, except for financing transactions.

As of the date of these consolidated financial statements, the main transactions with related parties are related to fuel purchases with Compañía de Petróleos de Chile S.A. and sodium chlorate purchases at EKA Chile S.A.

As of the date of these consolidated financial statements, there are neither provisions for accounts of doubtful collection nor any guarantees granted or received related to the balances with related parties.

Name of Group’s Main Shareholders

The ultimate shareholders of Arauco, direct and indirectly, are Mr. Roberto Angelini Rossi and Mrs. Patricia Angelini Rossi.

Name of the Intermediate Controlling Entity that Produces Consolidated Financial Statements for Public Use

Empresas Copec S.A.

Compensation to Key Management Personnel

Compensation to key management personnel, including directors, managers and deputy managers, consist of a fixed monthly salary, and managers and deputy managers also receive an annual bonus subject to the results of the Company and the fulfillment of goals of the business as well as individual performance.

Pricing Strategy Terms and Conditions Corresponding to Transactions with Related Parties

Transactions carried out with related parties are intended to contribute to the corporate interest, are adjusted in price, terms and conditions to those prevailing in the market at the time of approval, and meet the requirements and procedures set forth in the law.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited Consolidated Financial Statements December 31, 2019 Amounts in thousands of U.S. dollars, except as indicated

The table below sets forth information about the Relationship between the Parent Company and its Subsidiaries

ID N°	Company Name	Country	Functional	% Ownership interest			% Ownership interest
			Currency	12-31-2019			12-31-2018
				Direct	Indirect	Total	Direct	Indirect	Total
-	Agenciamiento y Servicios Profesionales S.A.	Mexico	U.S. Dollar	0.0020	99.9970	99.9990	0.0020	99.9970	99.9990
-	Arauco Argentina S.A.	Argentina	U.S. Dollar	9.9753	90.0048	99.9801	9.9753	90.0048	99.9801
-	Arauco Australia Pty Ltd.	Australia	U.S. Dollar	-	99.9990	99.9990	-	99.9990	99.9990
96547510-9	Arauco Bioenergía S.A.	Chile	U.S. Dollar	98.0000	1.9999	99.9999	98.0000	1.9999	99.9999
-	Arauco Canada Ltd. (ex Flakeboard Company Ltd.)	Canada	Canadian Dollar	-	99.9990	99.9990	-	99.9990	99.9990
-	Arauco Colombia S.A.	Colombia	U.S. Dollar	1.4778	98.5204	99.9982	1.4778	98.5204	99.9982
-	Arauco do Brasil S.A.	Brazil	Brazilian Real	1.0681	98.9309	99.9990	1.0681	98.9309	99.9990
-	Arauco Europe Cooperatief U.A.	Netherlands	U.S. Dollar	0.5493	99.4497	99.9990	0.5689	99.4301	99.9990
-	Arauco Florestal Arapoti S.A.	Brazil	Brazilian Real	-	79.9992	79.9992	-	79.9992	79.9992
-	Arauco Forest Brasil S.A.	Brazil	Brazilian Real	10.0809	89.9182	99.9991	9.7714	90.2278	99.9992
-	Arauco Industria de Paineis Ltda.	Brazil	Brazilian Real	-	99.9990	99.9990	-	99.9990	99.9990
-	Arauco Middle East DMCC	Dubai	U.S. Dollar	-	99.9990	99.9990	-	99.9990	99.9990
-	Arauco North America, Inc. (ex Flakeboard America Ltd.)	USA	U.S. Dollar	0.0001	99.9989	99.9990	0.0001	99.9989	99.9990
76620842-8	Arauco Nutrientes Naturales SPA	Chile	U.S. Dollar	-	99.9484	99.9484	-	99.9484	99.9484
-	Arauco Perú S.A.	Peru	U.S. Dollar	0.0013	99.9977	99.9990	0.0013	99.9977	99.9990
-	Arauco Wood (China) Company Limited	China	U.S. Dollar	-	99.9990	99.9990	-	99.9990	99.9990
-	Araucomex S.A. de C.V.	Mexico	U.S. Dollar	0.0005	99.9985	99.9990	0.0005	99.9985	99.9990
96657900-5	Consorcio Protección Fitosanitaria Forestal S.A.	Chile	Chilean Pesos	-	57.0831	57.0831	-	57.0831	57.0831
-	Empreendimentos Florestais Santa Cruz Ltda.	Brazil	Brazilian Real	-	99.9985	99.9985	-	99.9985	99.9985
85805200-9	Forestal Arauco S.A.	Chile	U.S. Dollar	99.9484	-	99.9484	99.9484	-	99.9484
93838000-7	Forestal Cholguán S.A.	Chile	U.S. Dollar	-	98.5676	98.5676	-	98.5479	98.5479
78049140-K	Forestal Los Lagos S.A.	Chile	U.S. Dollar	-	79.9587	79.9587	-	79.9587	79.9587
-	Forestal Nuestra Señora del Carmen S.A.	Argentina	Argentine pesos	-	99.9805	99.9805	-	99.9805	99.9805
-	Forestal Talavera S.A.	Argentina	Argentine pesos	-	99.9942	99.9942	-	99.9942	99.9942
-	Greenagro S.A.	Argentina	Argentine pesos	-	97.9805	97.9805	-	97.9805	97.9805
96563550-5	Inversiones Arauco Internacional Ltda.	Chile	U.S. Dollar	98.0186	1.9804	99.9990	98.0186	1.9804	99.9990
79990550-7	Investigaciones Forestales Bioforest S.A.	Chile	Chilean Pesos	1.0000	98.9489	99.9489	1.0000	98.9489	99.9489
-	Leasing Forestal S.A.	Argentina	Argentine pesos	-	99.9801	99.9801	-	99.9801	99.9801
96510970-6	Maderas Arauco S.A.	Chile	U.S. Dollar	99.0000	0.9995	99.9995	99.0000	0.9995	99.9995
-	Maderas Arauco Costa Rica S.A.	Costa Rica	U.S. Dollar	-	99.9990	99.9990	-	99.9990	99.9990
-	Arauco Industria de México, S.A.de C.V. (ex Maderas y Sintéticos de México, S.A. de C.V.)	Mexico	Mexican pesos	-	99.9990	99.9990	-	-	-
-	Araucomex Servicios, S.A. de C.V. (ex Maderas y Sintéticos Servicios, S.A. de C.V.)	Mexico	Mexican pesos	-	99.9990	99.9990	-	-	-
-	Mahal Empreendimentos e Participacoes S.A.	Brazil	Brazilian Real	-	99.9990	99.9990	-	99.9991	99.9991
-	Arauco Serviquimex, S.A. de C.V. (ex Masisa Manufactura, S.A. de C.V.)	Mexico	Mexican pesos	-	99.9990	99.9990	-	-	-
-	Arauco Química S.A. de C.V. (ex Masnova Química, S.A. de C.V.)	Mexico	Mexican pesos	-	99.9990	99.9990	-	-	-
-	Novo Oeste Gestao de Ativos Florestais S.A.	Brazil	Brazilian Real	-	99.9990	99.9990	-	99.9991	99.9991
	Prime-Line, Inc.	USA	U.S. Dollar	-	99.9990	99.9990	-	-	-
-	Tablered Araucomex, S.A. de C.V. (ex Placacentro Masisa México, S.A. de C.V.)	Mexico	Mexican pesos	-	99.9990	99.9990	-	-	-
-	Savitar S.A.	Argentina	Argentine pesos	-	99.9841	99.9841	-	99.9841	99.9841
76375371-9	Servicios Aéreos Forestales Ltda.	Chile	U.S. Dollar	0.0100	99.9890	99.9990	0.0100	99.9890	99.9990
96637330-K	Servicios Logísticos Arauco S.A.	Chile	U.S. Dollar	45.0000	54.9997	99.9997	45.0000	54.9997	99.9997

The companies in the table below are classified as joint operations in accordance with IFRS 11. The assets, liabilities, income and expenses are recorded in relation to the Company’s ownership percentage in accordance with accounting standards applicable in each case.

Company Name	Country	Functional Currency
Eufores S.A.	Uruguay	U.S. Dollar
Celulosa y Energía Punta Pereira S.A.	Uruguay	U.S. Dollar
Zona Franca Punta Pereira S.A.	Uruguay	U.S. Dollar
Forestal Cono Sur S.A.	Uruguay	U.S. Dollar
Stora Enso Uruguay S.A.	Uruguay	U.S. Dollar
El Esparragal Asociación Agraria de R.L.	Uruguay	U.S. Dollar
Ongar S.A.	Uruguay	U.S. Dollar
Terminal Logística e Industrial M’Bopicua S.A.	Uruguay	U.S. Dollar

There are no significant restrictions on the ability of subsidiaries to transfer funds to Arauco, in the form of cash dividends or repayment of loans and/or advances.

Employee Benefits for Key Management Personnel

	January - December
	2019	2018
	ThU.S.$	ThU.S.$
Salaries and bonuses	63,969	78,340
Per diem compensation to members of the Board of Directors	2,451	2,560
Termination benefits	9,175	9,415
Total	75,595	90,315

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited Consolidated Financial Statements December 31, 2019 Amounts in thousands of U.S. dollars, except as indicated

Related Party Receivables, Current

	Tax ID No.	Nature of	Country	Currency	Maturity	12-31-2019	12-31-2018
Name of Related Party		Relationship				ThU.S.$	ThU.S.$
Forestal Mininco S.A.	91.440.000-7	Common Stockholder	Chile	Chilean pesos	30 days	14	14
Eka Chile S.A.	99.500.140-3	Joint Venture	Chile	Chilean pesos	30 days	1,834	2,362
Forestal del Sur S.A.	79.825.060-4	Associate of a subsidiary’s minority shareholder	Chile	Chilean pesos	30 days	10,519	3,740
Unilin Arauco Pisos Ltda.	-	Joint Venture	Brazil	Brazilian Real	30 days	197	83
Colbún S.A.	96.505.760-9	Common Stockholder	Chile	Chilean pesos	30 days	43	52
CMPC Pulp S.A.	96.532.330-9	Common Stockholder	Chile	Chilean pesos	30 days	834	1
Fundación Educacional Arauco	71.625.000-8	Parent company is founder and contributor	Chile	Chilean pesos	30 days	931	-
Fundación Acerca Redes	65.097.218-K	Parent company is founder and contributor	Chile	U.S. Dollar	30 days	1,319	221
Sonae Arauco Portugal S.A.	-	Subsidiary of a Joint Venture	Portugal	U.S. Dollar	-	-	370
Compañía Puerto de Coronel S.A.	79.895.330-3	Subsidiary of an Associate	Chile	U.F.	30 days	498	481
E2E S.A.	76.879.577-0	Associate	Chile	Chilean pesos	10-May-20	440	-
E2E S.A.	76.879.577-0	Associate	Chile	Chilean pesos	28-Oct-20	278	-
E2E S.A.	76.879.577-0	Associate	Chile	Chilean pesos	30 days	618	-
Colbún Transmisión S.A.	76.218.856-2	Common director	Chile	Chilean pesos	30 days	1	-
TOTAL						17,526	7,324

Related Party Receivables, Non-Current

	Tax ID No.	Nature of	Country	Currency	Maturity	12-31-2019	12-31-2018
Name of Related Party		Relationship				ThU.S.$	ThU.S.$
Compañía Puerto de Coronel S.A.	79.895.330-3	Subsidiary of an Associate	Chile	U.F.	-	-	481
TOTAL						-	481

Related Party Payables, Current

	Tax ID No.	Nature of	Country	Currency	Maturity	12-31-2019	12-31-2018
Name of Related Party		Relationship				ThU.S.$	ThU.S.$
Compañía de Petróleos de Chile S.A.	99.520.000-7	Common controlling parent	Chile	Chilean pesos	30 days	8,075	7,019
Abastible S.A.	91.806.000-6	Common controlling parent	Chile	Chilean pesos	30 days	156	601
Fundación Educacional Arauco	71.625.000-8	Parent company is founder and contributor	Chile	Chilean pesos	-	-	616
Red to Green S.A.	86.370.800-1	Common Stockholder	Chile	Chilean pesos	30 days	1	14
Portaluppi, Guzman y Bezanilla Asesorías Ltda.	78.096.080-9	Common director	Chile	Chilean pesos	30 days	68	-
Empresa Nacional de Telecomunicaciones S.A.	92.580.000-7	Common Stockholder	Chile	Chilean pesos	30 days	96	123
Servicios Corporativos Sercor S.A.	96.925.430-1	Associate	Chile	Chilean pesos	30 days	5	11
Puerto Lirquén S.A.	96.959.030-1	Subsidiary of an associate	Chile	U.S. Dollar	-	-	1,003
Compañía Puerto de Coronel S.A.	79.895.330-3	Subsidiary of an associate	Chile	U.S. Dollar	30 days	447	772
Depósitos Portuarios Lirquén S.A.	96.871.870-3	Subsidiary of an associate	Chile	U.S. Dollar	-	-	2
Adm. Estaciones de Servicio Serco Ltda.	79.689.550-0	Common controlling parent	Chile	Chilean pesos	-	-	1
Adm. de Ventas al Detalle Arco Prime Ltda.	77.215.640-5	Common controlling parent	Chile	Chilean pesos	-	-	1
Empresa Distrib. Papeles y Cartones S.A.	88.566.900-k	Common Stockholder	Chile	Chilean pesos	-	-	8
Elemental S.A.	76.659.730-0	Associate of controlling parent	Chile	Chilean pesos	30 days	4	1
Woodtech S.A.	76.724.000-7	Associate of controlling parent	Chile	Chilean pesos	-	-	28
Orizon S.A.	96.929.960-7	Common controlling parent	Chile	Chilean pesos	30 days	2	1
Vía Limpia SPA	79.874.200-0	Common controlling parent	Chile	Chilean pesos	30 days	11	9
Air BP Copec	96.942.120-8	Joint venture of controlling parent	Chile	Chilean pesos	30 days	8	19
Sonae Arauco Portugal S.A.	-	Subsidiary of a Joint Venture	Portugal	U.S. Dollar	30 days	7	-
TOTAL						8,880	10,229

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited Consolidated Financial Statements December 31, 2019 Amounts in thousands of U.S. dollars, except as indicated

Related Party Transactions

Purchases

	Tax ID No.	Nature of	Country	Currency	Transaction	12-31-2019	12-31-2018
Name of Related Party		Relationship			Descriptions	ThU.S.$	ThU.S.$
Abastible S.A.	91.806.000-6	Common controlling parent	Chile	Chilean pesos	Fuel	2,864	3,668
Compañía de Petróleos de Chile S.A.	99.520.000-7	Common controlling parent	Chile	Chilean pesos	Fuel and other	64,271	75,328
Compañía Puerto de Coronel S.A.	79.895.330-3	Subsidiary of the Associate	Chile	U.S. Dollar	Transport and stowage	10,662	10,607
Puerto Lirquén S.A.	96.959.030-1	Subsidiary of the Associate	Chile	U.S. Dollar	Port services	2,206	8,488
EKA Chile S.A.	99.500.140-3	Joint Venture	Chile	Chilean pesos	Sodium chlorate	41,349	47,209
Forestal del Sur S.A.	79.825.060-4	Associate of a subsidiary’s minority shareholder	Chile	Chilean pesos	Wood and chips	4,547	1,675
Portaluppi, Guzman y Bezanilla Asesorías Ltda.	78.096.080-9	Common director	Chile	Chilean pesos	Legal services	828	897
Empresa Nacional de Telecomunicaciones S.A.	92.580.000-7	Common Stockholder	Chile	Chilean pesos	Telephone services	524	617
CMPC Maderas S.A.	95.304.000-K	Common Stockholder	Chile	Chilean pesos	Wood and logs	117	644
Forestal Mininco S.A.	91.440.000-7	Common Stockholder	Chile	Chilean pesos	Wood and logs	37	261
Colbún Transmisión S.A.	76.218.856-2	Common director	Chile	Chilean pesos	Electrical Power	240	453
Woodtech S.A.	76.724.000-7	Indirect associate of controlling parent	Chile	Chilean pesos	Wood volumen measurement services	1,988	2,449
Inversiones Siemel S.A.	94.082.000-6	Common Stockholder	Chile	Chilean pesos	Rentals	256	326
Vía Limpia SPA	79.874.200-0	Common controlling parent	Chile	Chilean pesos	Other purchases	215	257

Sales

	Tax ID No.	Nature of	Country	Currency	Transaction	12-31-2019	12-31-2018
Name of Related Party		Relationship			Descriptions	ThU.S.$	ThU.S.$
Colbún S.A.	96.505.760-9	Common director	Chile	Chilean pesos	Electrical Power	543	277
EKA Chile S.A.	99.500.140-3	Joint venture	Chile	Chilean pesos	Electrical Power	18,764	24,857
Forestal del Sur S.A.	79.825.060-4	Associate of a subsidiary’s minority shareholder	Chile	Chilean pesos	Harvesting services, wood and chips	29,543	26,308
CMPC Pulp S.A.	96.532.330-9	Common Stockholder	Chile	Chilean pesos	Wood and chips	1,467	-
Unilin Arauco Pisos Ltda.	-	Joint venture	Brazil	Brazilian Real	Wood	3,350	1,474
E2E S.A.	76.879.577-0	Associate	Chile	Chilean pesos	Loan (capital + interests)	718	-
E2E S.A.	76.879.577-0	Associate	Chile	Chilean pesos	Wood, plywood and boards	787	-

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited Consolidated Financial Statements December 31, 2019 Amounts in thousands of U.S. dollars, except as indicated

NOTE 14.  CONSOLIDATED FINANCIAL STATEMENTS

On September 1, 2019, the corporation Prime-Line, Inc. was acquired through the subsidiary Arauco North America, Inc. The price paid was ThU.S.$12,626. This transaction generated a goodwill for ThU.S.$ 732.

On January 31, 2019, Arauco’s subsidiaries Inversiones Arauco Internacional Limitada and Araucomex, S.A. de C.V., closed the purchase of all of the shares of Masisa’s Mexican subsidiaries, namely Maderas y Sintéticos de México, S.A. de C.V. (currently Arauco Industria de Mexico, S.A. de C.V.), Maderas y Sintéticos Servicios, S.A. de C.V. (currently Araucomex Servicios, S.A. de C.V.), Masisa Manufactura, S.A. de C.V. (currently Arauco Serviquimex, S.A. de C.V.), Placacentro Masisa México, S.A. de C.V. (currently Tablered Araucomex, S.A. de C.V.) y Masnova Química, S.A. de C.V. (currently Arauco Química S.A. de C.V.).

The final price of the transaction was ThU.S.$168,680 and was paid in this period.

The main assets acquired, consist of two industrial complexes located in Durango and Zitácuaro, that jointly have three Particleboard (PB) lines with an annual installed capacity of 339,000 m3; a MDF line of with an annual installed capacity of 220,000 m3; melamine (or TFL) lines with an annual total installed capacity of 309,000 m3 ; a chemical plant with an installed capacity of 60,000 tons of resins and 60,600 tons of formaldehyde; and impregnation lines with an aggregate annual installed capacity of 28.9 million of m2.

Arauco carried out the initial recognition of the acquisition of these companies based on the information available as of that date, performing a preliminary determination about the allocation of the fair values during the acquisition of the same. The amounts of acquired assets and liabilities are deemed to be provisional amounts and could be adjusted during the measurement period of this acquisition, in order to reflect new information obtained based on facts and circumstances that existed as of the acquisition date and which, if known, would have affected the measurement of the amounts recognized as of that date. The measurement period will not exceed the term of one year as from the acquisition date.

During the year 2019, after finalizing the determination of fair values for the acquisition of these companies in Mexico, Arauco recognized a profit of ThU.S.$ 21,674 in Other Gains (Losses) in the Consolidated Statements of Profit or Loss.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited Consolidated Financial Statements December 31, 2019 Amounts in thousands of U.S. dollars, except as indicated

The table below shows the fair values of assets and liabilities at the date of the transaction:

Masisa Mexico Group	01-31-2019
ThU.S.$
Cash and cash equivalent	9,164
Other current non-financial	321
Trade and other current receivables	23,163
Accounts receivable from related companies	27,702
Inventories	30,477
Current tax assets	8,769
Investments accounted for using equity method	278
Property, plant and equipment	155,722
Deferred tax assets	3,701
Non-Current Assets or disposal groups classified as held for sale	49
Total assets	259,346
Trade and other current payables	2,024
Accounts payable to related companies	27,100
Other current provisions	17,832
Current tax liabilities	3,243
Deferred tax liabilities	14,368
Non-current provisions for employee benefits	4,426
Total liabilities	68,993
Total equity	190,353

The following table shows revenue and net profit recognized at the acquisition day:

Masisa Mexico Group	02-01-2019 to 12-31-2019
ThU.S.$
Revenue	138,803
Net loss	995

If the acquisition had occurred on January 1, 2019, consolidated pro-forma revenue and profit for the year ended December 31, 2019 would have been:

CELULOSA ARAUCO Y CONSTITUCIÓN S.A. AND SUBSIDIARIES	January-December 2019 (Pro-forma) ThU.S.$

Revenue	5,353,354
Net profit	58,472

During the year 2018, after finalizing the determination of fair values for the acquisition of Arauco Industria de Paineis Ltda. in December 2017, Arauco recognized a profit of ThU.S.$ 14,213 in Other Gains (Losses) in the Consolidated Statements of Profit or Loss.

On December 31, 2018, Arauco Wood Products Inc. and Arauco Panels USA, LLC merged into Arauco North America, Inc. (ex Flakeboard America Limited). This transaction had no effect on Arauco’s profit or loss.

On May 7, 2018, the company Maderas Arauco Costa Rica S.A. was created through the subsidiary Inversiones Arauco Internacional Ltda., with a capital of 10,000 colones (equivalent to U.S.$ 18). On December 24, 2018 Inversiones Arauco Internacional Ltda. made a capital contribution of ThU.S.$ 300 to the company Maderas Arauco Costa Rica S.A.

On August 3, 2018, the company Arauco Wood (China) Company Limited was created through the subsidiary Inversiones Arauco Internacional Ltda. with a capital of ThU.S.$ 500, out of which ThU.S.$150 have been paid to date.

The details of the subsidiaries included in the consolidation of Arauco are disclosed in Note 13.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited Consolidated Financial Statements December 31, 2019 Amounts in thousands of U.S. dollars, except as indicated

NOTE 15.  INVESTMENTS IN ASSOCIATES

As of December 31, 2019, there were no new investments in associates to report.

On April 5, 2019 Celulosa Arauco y Constitución S.A. sold its participation in Puertos y Logística S.A. to DP World Group for a total amount of ThU.S.$ 101,972. This operation generated a profit of ThU.S$ 18,875.

On May 2, 2018, the company E2E S.A. was incorporated through the subsidiary Maderas Arauco S.A., with a total capital of ThU.S.$ 6,000, under 50% ownership of Arauco. As of the date of these consolidated financial statements, ThU.S.$ 2,711 have been contributed.

On January 19, 2018, the company Parque Eólico Ovejera Sur SpA was incorporated through the subsidiary Arauco Bioenergía S.A., under 50% ownership of Arauco. The capital contributed by Arauco was ThU.S.$ 892.

The following tables set forth information about Investments in associates.

Name	Puertos y Logística S.A.
Country	Chile
Functional Currency	U.S. Dollar
Corporate purpose	Docking and warehousing operations for proprietary and third party use, cargo of all classes of goods, as well, as warehousing and transport operations.
Ownership interest (%)	20.2767%
	12-31-2019	12-31-2018
Carrying amount accounted for using equity method	ThU.S.$ -	ThU.S.$ 62,511

Name	Inversiones Puerto Coronel S.A.
Country	Chile
Functional Currency	U.S. Dollar
Corporate purpose

Investments in movables and real estate, acquisition of companies, securities and investment instruments, investment management and development and/or participation in all kind of businesses and companies related to industrial, shipping, forestry and commercial activities.

Ownership interest (%)	50.0000%
	12-31-2019	12-31-2018
Carrying amount accounted for using equity method	ThU.S.$55,030	ThU.S.$51,760

Name	Servicios Corporativos Sercor S.A.
Country	Chile
Functional Currency	Chilean Pesos
Corporate purpose	Consulting services related to business management to Boards of Directors and Senior Management of all Arauco’s entities.
Ownership interest (%)	20.0000%
	12-31-2019	12-31-2018
Carrying amount accounted for using equity method	ThU.S.$ 172	ThU.S.$ 193

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited Consolidated Financial Statements December 31, 2019 Amounts in thousands of U.S. dollars, except as indicated

Name	Genómica Forestal S.A.
Country	Chile
Functional Currency	Chilean Pesos
Corporate purpose

Developing forestry genomics, through the use of biotechnological, molecular and bioinformatics tools with the purpose of strengthening genetic programs so as to improve the competitive position of the Chilean forestry industry for priority tree species.

Ownership interest (%)	25.0000%
	12-31-2019	12-31-2018
Carrying amount accounted for using equity method	ThU.S.$(2)	ThU.S.$(1)

Name	Consorcio Tecnológico Bioenercel S.A.
Country	Chile
Functional Currency	Chilean Pesos
Corporate purpose

Developing of technologies which will promote the development of a biofuels industry in Chile, obtained from lingo-cellulosic materials. The future execution of this sustainable project is financed by the Innova Chile Committee.

Ownership interest (%)	20.0000%
	12-31-2019	12-31-2018
Carrying amount accounted for using equity method	ThU.S.$7	ThU.S.$7

Name	Vale do Corisco S.A.
Country	Brazil
Functional Currency	Brazilian Real
Corporate purpose	Management of forestry activities.
Ownership interest (%)	49.0000%
	12-31-2019	12-31-2018
Carrying amount accounted for using equity method	ThU.S.$38,370	ThU.S.$38,497

Name	E2E S.A.
Country	Chile
Functional Currency	Chilean pesos
Corporate purpose	Development of construction solutions
Ownership interest (%)	50.0000%
	12-31-2019	12-31-2018
Carrying amount accounted for using equity method	ThU.S.$1,739	ThU.S.$2,044

Name	Parque Eólico Ovejera Sur SpA
Country	Chile
Functional Currency	Chilean pesos
Corporate purpose	Electrical power projects
Ownership interest (%)	50.0000%
	12-31-2019	12-31-2018
Carrying amount accounted for using equity method	ThU.S.$796	ThU.S.$597

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited Consolidated Financial Statements December 31, 2019 Amounts in thousands of U.S. dollars, except as indicated

Summarized Financial Information of Associates

12-31-2019	Assets
	Puertos y Logística S.A.	Inversiones Puerto Coronel S.A.	Serv.Corporativos Sercor S.A.	E2E S.A.	Parque Eólico Ovejera del Sur SpA.	Vale do Corisco S.A.	Consorcio Tecnológico Bioenercel S.A.	Genómica Forestal S.A.	Total

	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Current	-	29	9,974	3,045	95	4,992	2	25	18,162
Non-current	-	111,896	3,436	3,099	1,505	99,943	36	19	219,934
Total	-	111,925	13,410	6,144	1,600	104,935	38	44	238,096
	Liabilities
	Puertos y Logística S.A.	Inversiones Puerto Coronel S.A.	Serv.Corporativos Sercor S.A.	E2E S.A.	Parque Eólico Ovejera del Sur SpA.	Vale do Corisco S.A.	Consorcio Tecnológico Bioenercel S.A.	Genómica Forestal S.A.	Total

	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Current	-	98	10,222	1,331	2	965	-	9	12,627
Non-current	-	-	2,325	1,336	5	25,664	5	42	29,377
Equity	-	111,827	863	3,477	1,593	78,306	33	(7)	196,092
Total	-	111,925	13,410	6,144	1,600	104,935	38	44	238,096
12-31-2019
Revenues	42,362	-	4,769	1,714	-	7,220	-	-	56,065
Expenses	(42,350)	6,602	(4,803)	(2,877)	(24)	(3,700)	-	(2)	(47,154)
Profit or loss (continuing operations)	12	6,602	(34)	(1,163)	(24)	3,520	-	(2)	8,911
Other comprehensive income	7,540	-	-	-	-	-	-	-	7,540
Comprehensive income	7,552	6,602	(34)	(1,163)	(24)	3,520	-	(2)	16,451
Dividends	6,060	-	-	-	-	410	-	-	6,470

12-31-2018	Assets
	Puertos y Logística S.A.	Inversiones Puerto Coronel S.A.	Serv.Corporativos Sercor S.A.	E2E S.A.	Parque Eólico Ovejera del Sur SpA.	Vale do Corisco S.A.	Consorcio Tecnológico Bioenercel S.A.	Genómica Forestal S.A.	Total

	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Current	97,866	29	22,870	680	1,246	4,295	2	25	127,013
Non-current	566,484	105,354	907	3,600	703	105,836	36	19	782,939
Total	664,350	105,383	23,777	4,280	1,949	110,131	38	44	909,952

	Liabilities
	Puertos y Logística S.A.	Inversiones Puerto Coronel S.A.	Serv.Corporativos Sercor S.A.	E2E S.A.	Parque Eólico Ovejera del Sur SpA.	Vale do Corisco S.A.	Consorcio Tecnológico Bioenercel S.A.	Genómica Forestal S.A.	Total

	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Current	28,938	82	22,192	192	754	81	-	7	52,246
Non-current	327,124	-	619	-	-	31,485	5	42	359,275
Equity	308,288	105,301	966	4,088	1,195	78,565	33	(5)	498,431
Total	664,350	105,383	23,777	4,280	1,949	110,131	38	44	909,952
12-31-2018
Revenues	160,889	6,080	4,841	1	-	8,106	-	37	179,954
Expenses	(158,421)	-	(4,855)	(370)	(295)	(8,711)	(2)	(29)	(172,683)
Profit or loss (continuing operations)	2,468	6,080	(14)	(369)	(295)	(605)	(2)	8	7,271
Other comprehensive income	(1,676)	2,202	-	-	-	-	-	-	526
Total comprehensive income	792	8,282	(14)	(369)	(295)	(605)	(2)	8	7,797
Dividends	-	-	-	-	-	3,277	-	-	3,277

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited Consolidated Financial Statements December 31, 2019 Amounts in thousands of U.S. dollars, except as indicated

Reconciliation of Investment in Associates and Joint Ventures

	12-31-2019	12-31-2018
	ThU.S.$	ThU.S.$
Opening balance as of January 1	358,053	368,772
Changes
Investment in joint ventures, Additions	2,741	3,028
Disposals, investment in associates and joint ventures (*)	(58,850)	-
Share of profit (loss) in investment in associates	6,786	3,043
Share of profit (loss) in investment in joint ventures	989	14,203
Dividends Received, Investments in Associates	(13,601)	(11,307)
Increase (Decrease) in foreign exchange currency on translation of Associates and Joint Ventures	(5,440)	(17,287)
Other increase (decrease) in investment and associates and joint ventures	2,440	(2,399)
Total changes	(64,935)	(10,719)
Closing balance	293,118	358,053

(*) Carrying amount of investment in Puertos y Logística S.A., which was sold on April 5, 2019 (ThU.S.$. 56,492)

	12-31-2019	12-31-2018
	ThU.S.$	ThU.S.$
Carrying amount of associates accounted for using equity method	96,114	155,609
Carrying amount of joint ventures accounted for using equity method	197,004	202,444
Total investment accounted for using equity method	293,118	358,053

NOTE 16.  INTERESTS IN JOINT ARRANGEMENTS

Investments and contributions made

On April 1, 2019 Arauco through its subsidiary Forestal Arauco S.A. entered into a shareholders agreement with respect to Agrícola San Gerado SpA, which was established with the special purpose of developing an agricultural project in Molina. The capital committed by Forestal Arauco S.A. was M$1,570,000 (equivalent to ThU.S.$ 2,097 as of December 31, 2019). As of December 31, 2019 Arauco has contributed an equivalent of ThU.S.$ 796.

As of December 31, 2019 and 2018, Arauco has not made contributions to Uruguayan companies Celulosa y Energía Punta Pereira S.A. and Zona Franca Punta Pereira S.A.

The investments in Uruguay qualify as a joint operation. In relation to “other rights and contractual conditions”, the joint operation has the primary objective of providing the parties an output. As established in the “Pulp Supply Agreement”, both Arauco and its partner have the obligation to acquire 100% of the yearly pulp produced by the joint operation. Arauco has recognized the assets, liabilities, income and expenses associated with its interest ownership, as of January 1, 2013, pursuant to IFRS 11.

Arauco holds a 50% interest in Sonae Arauco, which subsidiary produces and commercializes wood panels, of the type of MDF, PB and OSB, and sawn timber, through the operation of 2 panel plants and one sawmill in Spain; 2 panel plants and one resin plant in Portugal; 4 panel plants in Germany and 2 panel plants in South Africa.

Furthermore, Arauco holds a 50% ownership interest in Unilin Arauco Pisos Laminados Ltda., a Brazilian company, and in Eka Chile S.A. (“Eka”), a company that sells sodium chlorate to cellulose plants in Chile. There is a contractual agreement with these companies whereby Arauco has engaged in an economic activity subject to common control, which is classified as a joint venture.

The following tables set forth summarized financial information of the more significant interests in joint arrangements, which qualify as joint operations:

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited Consolidated Financial Statements December 31, 2019 Amounts in thousands of U.S. dollars, except as indicated

Celulosa y Energía Punta Pereira S.A.	12-31-2019		12-31-2018
(Uruguay)	Assets	Liabilities	Assets	Liabilities
	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Current	346,498	206,683	220,699	204,455
Non-current	2,158,586	444,181	2,044,534	441,010
Equity	-	1,854,220	-	1,619,768
Total Joint Arrangement	2,505,084	2,505,084	2,265,233	2,265,233
Investment	927,110		809,884

	12-31-2019		12-31-2018
	ThU.S.$		ThU.S.$
Income	859,874		904,853
Expenses	(628,553)		(611,444)
Joint Arrangement Net Income (Loss)	231,321		293,409

Forestal Cono Sur S.A. (consolidated)	12-31-2019		12-31-2018
	Assets	Liabilities	Assets	Liabilities
	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Current	37,625	2,180	23,528	1,668
Non-current	172,913	9,046	170,443	1,957
Equity	-	199,312	-	190,346
Total Joint Arrangement	210,538	210,538	193,971	193,971
Investment	99,656		95,173

	12-31-2019		12-31-2018
	ThU.S.$		ThU.S.$
Income	14,041		25,642
Expenses	(5,074)		(19,748)
Joint Arrangement Net Income (Loss)	8,967		5,894

Eufores S.A.(consolidated)	12-31-2019		12-31-2018
	Assets	Liabilities	Assets	Liabilities
	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Current	148,550	209,665	160,708	159,988
Non-current	808,647	117,443	638,832	8,282
Equity	-	630,089	-	631,270
Total Joint Arrangement	957,197	957,197	799,540	799,540
Investment	315,045		315,635

	12-31-2019		12-31-2018
	ThU.S.$		ThU.S.$
Income	245,209		284,039
Expenses	(246,332)		(261,683)
Joint Arrangement Net Income (Loss)	(1,123)		22,356

Zona Franca Punta Pereira S.A.	12-31-2019		12-31-2018
(Uruguay)	Assets	Liabilities	Assets	Liabilities
	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Current	5,823	115,627	5,482	106,676
Non-current	464,151	19,740	472,539	27,863
Equity	-	334,607	-	343,482
Total Joint Arrangement	469,974	469,974	478,021	478,021
Investment	167,304		171,741

	12-31-2019		12-31-2018
	ThU.S.$		ThU.S.$
Income	18,206		17,880
Expenses	(27,081)		(23,975)
Joint Arrangement Net Income (Loss)	(8,875)		(6,095)

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited Consolidated Financial Statements December 31, 2019 Amounts in thousands of U.S. dollars, except as indicated

The following tables set forth summarized financial information of the more significant interests in joint ventures accounted in for equity method:

Unilin Arauco Pisos Ltda.	12-31-2019		12-31-2018
	Assets	Liabilities	Assets	Liabilities
	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Current	6,674	3,761	6,165	3,591
Non-current	4,024	55	4,574	37
Equity	-	6,882	-	7,111
Total Joint Arrangement	10,698	10,698	10,739	10,739
Investment	3,441		3,556

	12-31-2019		12-31-2018
	ThU.S.$		ThU.S.$
Income	13,591		16,984
Expenses	(13,549)		(16,881)
Joint Arrangement Net Income (Loss)	42		13
Other comprehensive income	-		-
Comprehensive income	42		13
Dividends	-		-

Eka Chile S.A.	12-31-2019		12-31-2018
	Assets	Liabilities	Assets	Liabilities
	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Current	21,449	4,930	19,840	4,443
Non-current	33,442	4,917	32,363	5,078
Equity	-	45,044	-	42,682
Total Joint Arrangement	54,891	54,891	52,203	52,203
Investment	22,522		21,341

	12-31-2019		12-31-2018
	ThU.S.$		ThU.S.$
Income	43,458		47,798
Expenses	(40,104)		(44,490)
Joint Arrangement Net Income (Loss)	3,354		3,308
Other comprehensive income	-		-
Comprehensive income	3,354		3,308
Dividends	496		550

Sonae Arauco S.A.	12-31-2019		12-31-2018
	Assets	Liabilities	Assets	Liabilities
	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Current	216,342	215,632	272,030	221,393
Non-current	695,902	358,851	655,856	351,397
Equity	-	337,761	-	355,096
Total Joint Arrangement	912,244	912,244	927,886	927,886
Net assets	140,146		146,762
Net asset adjustment (Goodwill)	28,735		30,786
Investment	168,881		177,548

	12-31-2019		12-31-2018
	ThU.S.$		ThU.S.$
Income	885,812		1,057,535
Expenses	(887,230)		(1,032,435)
Joint Arrangement Net Income (Loss)	(1,418)		25,100
Other comprehensive income	-		-
Comprehensive income	(1,418)		25,100
Dividends	6,634		7,480

Agrícola San Gerardo SpA.	12-31-2019		12-31-2018
	Assets	Liabilities	Assets	Liabilities
	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Current	-	-	-	-
Non-current	2,162	-	-	-
Equity	-	2,162	-	-
Total Joint Arrangement	2,162	2,162	-	-
Investment	1,081		-

	12-31-2019		12-31-2018

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited Consolidated Financial Statements December 31, 2019 Amounts in thousands of U.S. dollars, except as indicated

	ThU.S.$	ThU.S.$
Income	-	-
Expenses	-	-
Joint Arrangement Net Income (Loss)	-	-
Other comprehensive income	-	-
Comprehensive income	-	-
Dividends	-	-

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited Consolidated Financial Statements December 31, 2019 Amounts in thousands of U.S. dollars, except as indicated

NOTE 17.  IMPAIRMENT OF ASSETS

As a result of current market conditions, the impairment tests carried out at the CGU as of December 31, 2019 yielded a provision of ThU.S.$43,181 (ThU.S.$38,913 of Property, plant and equipment, and ThU.S.$4,268 of spare parts from Inventories) in connection with 2 plants of Wood products business area in USA. For these calculations a discount rate of 8% was used.

In addition, due to the project for the modernization and expansion of the Arauco Mill (Proyecto de Modernización y Ampliación de la Planta Arauco, or MAPA Project), as of December 31, 2019, an impairment provision for the CGU Line 1 of Arauco Mill (Pulp business) was registered in an amount of ThU.S.$33,570. For this calculation a discount rate of 6.1% was used.

Both impairment provision registers are presented in the consolidated statement of Profit or Loss, in Other expenses line.

Provisions for impairment of property, plant and equipment due to technical obsolescence (does not include the CGU impairments discussed above) have been recorded as of December 31, 2019 and 2018, respectively, as shown below:

Disclosure of Asset Impairment
Principal classes of Assets affected by Impairment and Reversal of Losses	Machinery and Equipment
Principal Facts and Circumstances that lead to Recognizing Impairment and Reversal of losses	Technical Obsolescence and Claim
	12-31-2019	12-31-2018
Provisions for impairment of property, plant and equipment	ThU.S.$13,774	ThU.S.$11,395

Goodwill

Goodwill is allocated to the groups of cash-generating units that are expected to benefit from the synergies of the combination.

At the date of these consolidated financial statements, the balance of goodwill is ThU.S.$65,751 (ThU.S.$ 65,851 at December 31, 2018), as shown below:

	12-31-2019	12-31-2018
Goodwill	ThU.S.$	ThU.S.$
Arauco Canada Ltd. (Flakeboard Company Ltd)	40,765	40,661
Arauco do Brasil S.A. (Pien mill)	22,378	23,278
Arauco North America, Inc. (Prime-Line, Inc.)	732	-
Arauco Argentina S.A. (Forestal Nuestra Señora del Carmen S.A.)	1,191	1,227
Forestal Arauco S.A. (Forestal Los Lagos S.A.)	685	685
Closing balance	65,751	65,851

	12-31-2019	12-31-2018
Goodwill	ThU.S.$	ThU.S.$
Opening balance at January 1	65,851	69,922
Increase (decrease) due to business combination	732	-
Increase (decrease) in foreign currency exchange	(832)	(4,071)
Closing balance	65,751	65,851

Of the total of goodwill, ThU.S.$40,765 (ThU.S.$ 40,661 as of December 31, 2018) are generated by the acquisition of “Flakeboard” (currently Arauco Canada Ltd.), a company that, directly and/or through its subsidiaries, possesses and operates 7 panel plants, for which Arauco acquired and paid, on September 24, 2012, the price of ThU.S.$242,502 for the 100% interest ownership.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited Consolidated Financial Statements December 31, 2019 Amounts in thousands of U.S. dollars, except as indicated

The recoverable amount for Flakeboard’s cash generating unit was determined based on the calculations of its value in use, and this calculation was made using cash flow projections covering a 5-year term, applying a real discount rate of 6.7% which reflects current market assessments for the wood products segment in North America.

The investment in the panel plant in Pien, Brazil generated a goodwill of ThU.S.$22,378 (ThU.S.$ 23,278 as of December 31, 2018).

The recoverable amount for the Pien plant’s cash generating unit was determined based on the calculations of its value in use, and this calculation was made using cash flow projections based on the operational plan approved by the Administration, covering a 5-year term, applying a 7% real discount rate that reflects current evaluations for the panel segment in Brazil.

As of December 31, 2019 and 2018, the carrying value of the goodwill of the plants did not exceed their recoverable value, and therefore there was no need to recognize impairment losses.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited Consolidated Financial Statements December 31, 2019 Amounts in thousands of U.S. dollars, except as indicated

NOTE 18. PROVISIONS, CONTINGENT ASSETS AND CONTINGENT LIABILITIES

The contingent liabilities for outstanding litigations are as follows:

Celulosa Arauco y Constitución S.A.

1. On August 25, 2005, the Chilean Servicio de Impuestos Internos (the “Chilean IRS”) issued tax resolutions No. 184 and No. 185 of 2005, and objected certain income tax returns made by Arauco on April 16, 2001 and October 31, 2001, and furthermore, requested the reimbursement of the amounts returned in connection with tax losses, along with the amendment of the FUT (Tax Profits Fund) Registry balance. In consideration to the foregoing, the above mentioned tax resolutions ordered the restitution of the historical amount as of October 31, 2002 of $4,571,664,617 (equal to ThU.S.$6,106 as of December 31, 2019). On November 7, 2005, the Company requested a Review of the Supervision Action (Revisión de la Actuación Fiscalizadora, or “RAF”), which is an administrative review of the tax action brought by the Chilean IRS, and filed a claim disputing the above mentioned tax resolutions No. 184 and 185 of 2005. The RAF was resolved on January 9, 2009 by the Chilean IRS, partially sustaining the Company’s request, granting a discount to the total amount of $1,209,399,164 (equal to ThU.S.$1,615 as of December 31, 2019), resulting in a total disputed amount of $3,362,265,453 (equal to ThU.S.$4,491 as of December 31, 2019) plus fines and interests. On February 19, 2010, the Court acknowledged receipt of the Company’s request.

On September 26, 2014, Arauco requested the submission of this claim to the competent jurisdiction of the new Tax and Customs Courts. On October 10, 2014, Arauco’s request was granted. Currently the action is being considered by these new Courts under the Docket No. RUC 14-9-0002087-3. On September 20, 2017, the Court issued its first instance decision confirming the liquidations.

On October 12, 2017, Arauco challenged the decision through an appeal, requesting the Court of Appeals of Santiago to revoke the first instance decision and uphold Arauco’s claim instead. On June 29, 2018, the Court of Appeals of Santiago issued a ruling on appeal, confirming the first instance decision. On July 19, 2018, Arauco lodged a cassation appeal based on formal and substantial flaws before the Supreme Court. (case file 24,758-2018).

On June 21, 2019, Celulosa Arauco y Constitución S.A. filed a claim before the Constitutional Court to declare the legal provision contemplated under section 53, paragraph 3 of the Tax Code unconstitutional and, as a consequence, inapplicable.

On October 29, 2019 the Constitutional Court accepted the claim filed by Celulosa Arauco y Constitución S.A., finding unconstitutional and declaring the inapplicability of section 53, paragraph 3 of the Tax Code in the context of the proceeding “Celulosa Arauco y Constitución S.A. with SII Large taxpayers”, which is in the Supreme Court docket as a result of a cassation appeal (based on form and content) under case file 24,758-2018.

Currently, the case is related to the Supreme Court.

Considering that the Company’s position is based on solid legal grounds, there is a reasonable margin for obtaining a favorable result for the Company and therefore as of December 31, 2019, Arauco has not made any provision whatsoever in connection with this contingency.

2. Through Res. Ex. N° 1 issued by the Superintendence of the Environment (“SMA”) on January 8, 2016, notified on January 14, 2016, the SMA formulated 11 charges against the

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited Consolidated Financial Statements December 31, 2019 Amounts in thousands of U.S. dollars, except as indicated

Company, due to alleged breaches of certain Environmental Qualification Resolutions for the Valdivia Plant and of DS No. 90/2000. The 11 charges were classified as follows by the SMA: 1 critical, 5 severe, 5 minor.

On February 12, 2016, the Company submitted its defenses.

On December 15, 2017, the Superintendence of the Environment issued Exempted Resolution No. 1,487, closing the punitive administrative proceeding, absolving the company with regards to one of the charges and convicting for other 10 charges, applying a fine of 7,777 UTA (equal to ThU.S.$ 6,185 as of December 31, 2019). On December 22, 2017, the Company submitted a motion for reconsideration regarding Exempted Resolution No. 1,487, before the SMA, requesting that we be absolved of all infringements, with the exception of the charge specified under number 7 (late submission of the water quality report regarding the Cruces river). On March 23, 2018, the reconsideration appeal lodged by the company was rejected. On April 5, 2018, a judicial claim was submitted before the Third Environmental Court.

On February 11, 2020 the judgment of the Third Environmental Court was notified, which partially accepted the legal claim of the Company, only as to the inadequate severity qualification of one of the charges (charge No. 2, consisting of not deriving as last resource to the effluent treatment system, the green liquor spill occurred on January 17, 2014).

On February 28, 2020, both the Company and the SMA submitted cassation appeals based on form and content, to be heard and resolved by the Supreme Court. The case is pending.

Considering that the Company’s position is based on solid legal grounds, there is a reasonable margin for obtaining a favorable result for the Company, and therefore as of December 31, 2019, Arauco has not made any provision whatsoever in connection with this contingency.

3. Through Exempted Resolution No. 1/File F-031-2016, dated September 15, 2016, the SMA formulated three charges against the company due to certain alleged breaches of certain Environmental Qualification Resolutions of the Constitución Plant, and an alleged contravention of Law No. 19,300 resulting from a purported circumvention of the Environmental Assessment System. The SMA classified the three charges as follows: 1 severe and 2 minor.

On October 17, 2016, the company filed a Compliance Program containing 7 actions and objectives. On January 3, 2017, the SMA served its resolution approving the compliance program submitted by the Company. If the compliance program is executed satisfactorily, the proceedings would conclude without the application of any sanctions.

The final report regarding the Compliance Program was submitted on October 2, 2017, and further supplemented on December 11, 2017, evidencing the complete and comprehensive performance of all the actions and measures envisaged in said program.

Finally, on July 29, 2019, the SMA issued its opinion regarding the satisfactory performance of the Compliance Program, concluding the proceeding.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited Consolidated Financial Statements December 31, 2019 Amounts in thousands of U.S. dollars, except as indicated

Celulosa Arauco y Constitución S.A., Forestal Arauco S.A., Maderas Arauco S.A. y Servicios Logísticos Arauco S.A.

1. On August 13, 2018, Asociación Gremial de Dueños de Camiones de Constitución (ASODUCAM) filed a complaint seeking the performance of a contract and claiming compensation for damages against Forestal Arauco S.A., Servicios Logísticos Arauco S.A., Celulosa Arauco y Constitución S.A. and Maderas Arauco S.A. The complaint is based on alleged breaches of some agreements for the allocation, distribution and supply of cargo volumes for the years 2001 and 2005, initially executed by associates of ASODUCAM with Forestal Arauco S.A., and then, allegedly, with Servicios Logísticos Arauco S.A., in favor of the other two defendants, Celulosa Arauco and Constitución S.A. and Maderas Arauco S.A.

The complaint seeks to enforce the contract, plus $575,000,000 (equal to ThU.S.$ 768 as of December 31, 2019) in compensation for damages. In the alternative, it claims (a) $11,189,270,050 (equivalent to ThU.S.$ 14,944 as of December 31, 2019), for actual damages; (b) $ 11,189,270,050 monthly during the entire course of the trial, until the termination of the contract is declared in the final ruling, for loss of profits, and (c) $5,000,000,000 (equivalent to ThU.S.$ 6,678 as of December 31, 2019) for moral damages.

On August 28, 2018 the claim was served upon Celulosa Arauco y Constitución S.A., Forestal Arauco S.A. and Maderas Arauco S.A.; service is pending on Servicios Logísticos Arauco S.A. (Case file C-757-2018 with the Civil Court of Constitución).

Considering that the Company’s position is based on solid legal grounds, there is a reasonable margin for obtaining a favorable result for the Company and, therefore, as of December 31, 2019, Arauco has not made any provision whatsoever in connection with this contingency.

Forestal Arauco S.A.

1. On April 28, 2015, the company was notified of and answered the action for recovery submitted in ordinary proceedings by Mr. Rodrigo Huanquimilla Arcos and Mr. Mario Andrades Rojas, attorneys at law, on behalf of 24 members of the Arcos succession, who claiming to be owners of the estate that they identify as Hacienda Quivolgo, of 5,202 hectares, request that Forestal Celco S.A., currently Forestal Arauco S.A., be sentenced to return the above mentioned real property plus civil and natural fruits or revenues as well as any estates adhered to it, along with any damages that the real property may have suffered, with litigation costs. They base their claim in that Forestal Celco S.A., currently Forestal Arauco S.A., would be a supposed possessor and not owner of this estate.

The company proceeded to answer the claim requesting that it be completely rejected, arguing that Forestal Celco S.A., currently Forestal Arauco S.A., is the sole and legitimate owner of the real property.

The Court ordered that this trial be joined with Case File C-54-2015.

On December 9, 2016, the Court summoned the parties for the issuance of the ruling. On February 24, 2017, the first instance final ruling was notified, which ruling dismissed the claim in its entirety.

On March 8, 2017, the claimant appealed against the first instance decision. On May 25, 2018, the first instance ruling was confirmed by the Court of Appeals, with litigation costs. (Court of Appeals of Talca Case File No. 949-2017).

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited Consolidated Financial Statements December 31, 2019 Amounts in thousands of U.S. dollars, except as indicated

On June 12, 2018, the plaintiff challenged the decision of the Court of Appeals, filing a cassation appeal based on substantial flaws before the Supreme Court. (Case File 16,583-2018).

On October 14, 2019, the Supreme Court rejected the cassation appeal based on substantial flaws. On November 7, 2020, it was certified that the judgment was executory. The case has been closed.

2. On April 6, 2015, the company was notified through a rogatory letter regarding the claim submitted by Mr. Gustavo Andrés Ochagavía Urrutia, attorney at law, acting on behalf of 23 members of the Arcos succession, who claim to be the owners of the estate that they identify as Hacienda Quivolgo, of 5,202 hectares, requesting that Forestal Celco S.A., currently Forestal Arauco S.A., be ordered to return the above mentioned real property plus civil and natural fruits or revenues as well as any estates adhered to it, along with any damages that the real property may have suffered, with litigation costs. They base their claim in that Forestal Celco S.A., currently Forestal Arauco S.A., is allegedly in possession but does not own the real property in question.

On April 28, 2015, the company proceeded to answer the claim requesting that it be completely rejected, arguing that Forestal Celco S.A., currently Forestal Arauco S.A., is the sole and legitimate owner of the real property.

On January 8, 2016, the defendant requested a consolidation of the proceedings with Case file 334-2014. The Court ordered the requested consolidation.

On February 24, 2017, the final ruling of the lower court was notified, completely dismissing the claim, with litigation costs.

On March 8, 2017, the plaintiff filed an appeal against the lower court final ruling. On May 25, 2018, the Court of Appeals of Talca upheld the first instance final ruling with litigation costs. (Court of Appeals of Talca Case File No. 949-2017).

On June 12, 2018, the plaintiff challenged the decision of the Court of Appeals, filing a cassation appeal based on substantial flaws before the Supreme Court. Pending case to be heard. (Case File 16,583-2018).

On October 14, 2019, the Supreme Court rejected the cassation appeal based on substantial flaws. On November 7, 2019, it was certified that the judgment was executory. The case is ended.

3. On July 11, 2017, the company was notified of a civil claim for recovery in ordinary proceedings, filed by Mrs. Carmen Muñoz Domínguez on behalf of Forestal Ezrece S.A. The plaintiff argues that its client would be the rightful owner – as a result of an assignment and sale – of 87.5% of the hereditary rights in the rural real estate property called “Pino Huacho,” located in the boroughs of Los Alamos and of Cañete, province of Lebu, Eighth Region, for a surface area amounting to 5,144.22 hectares, which actions would be under the possession of Forestal Arauco S.A. The claimant has requested the court to order Forestal Arauco S.A. to be sentenced to restitute these actions and rights. Forestal Arauco S.A. answered the claim, requesting its total dismissal, with litigation costs, and further filing a counterclaim based on the ordinary prescription and, in lieu thereof, based on extraordinary prescription.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited Consolidated Financial Statements December 31, 2019 Amounts in thousands of U.S. dollars, except as indicated

On July 30, 2019, the final ruling was issued down rejecting both the main and the reconventional lawsuits in all of its parts (Case File C-109-2017 First Instance and Guarantee Court of Lebu).

On August 12, 2019, the plaintiff filed an appeal against the final ruling. On September 2, 2019, Forestal Arauco S.A. adhered to the appeal, which resolution is pending in the Court of Appeals of Concepción (Case file 1853-2019).

Considering that the Company’s position is based on solid legal grounds, there is a reasonable margin for obtaining a favorable result for the Company and therefore, as of December 31, 2019, Arauco has not made any provision whatsoever in connection with this contingency.

4. Mrs. Estela Jaramillo, filed a lawsuit in a special indigenous procedure, before the First Civil Court of Osorno (Case C-2540-2018), requesting the absolute nullity of the contract of sale signed in 1999, by which Consorcio Forestal S.A. sold to Forestal Valdivia S.A., today Forestal Arauco S.A., 1,505.6 hectares under the name of Fundo San Nicolás Dos Lote Uno Norte. It also demands compensation for damages for the exploitation and use of indigenous lands against Forestal Arauco S.A.

On November 10, 2018, Forestal Arauco SA was notified of the lawsuit. On January 16, 2019, the Court dismissed the lawsuit regarding Consorcio Forestal S.A., who was not notified of the complaint.

On March 18, 2019, the answer and settlement hearing took place, and, during such hearing, the court decided to proceed to the production of evidence stage.

On November 11, 2019, the parties were summoned to hear the ruling, which is pending.

Considering that the Company’s position is based on solid legal grounds, there is a reasonable margin for obtaining a favorable result for the Company and therefore, as of December 31, 2019, Arauco has not made any provision whatsoever in connection with this contingency.

5. Inversiones Forestales Los Alpes Limitada and Forestal Neltume-Carrasco S.A. filed a claim against Forestal Arauco S.A. before the Civil Court of Angol (C-502-2015), in which they request that Forestal Arauco S.A. restitute the material possession of 1,855.9 hectares, which would be part of their property "Resto del Fundo Los Alpes", which would have an area of approximately 2,700 hectares. Likewise, they requested that it be declared that the property is the exclusive domain of the actors, the restitution of the civil and natural fruits, in addition to the deteriorations that the property would have experienced, with litigation costs.

On May 29, 2019, the lawsuit was answered and the counterclaim of the acquisitive prescription was filed.

On March 3, 2020, a conciliation hearing was held; the resolution that opens the period to produce evidence is still pending.

Considering that the Company’s position is based on solid legal grounds, there is a reasonable margin for obtaining a favorable result for the Company and therefore, as of December 31, 2019, Arauco has not made any provision whatsoever in connection with this contingency.

6. On August 2, 2019, the company was notified of a lawsuit for termination of contract and compensation for damages filed by “Sociedad Recuperadora de Fibra S.A.” before the First

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited Consolidated Financial Statements December 31, 2019 Amounts in thousands of U.S. dollars, except as indicated

Court of Valdivia (Role C-2215-2019). In the lawsuit, the plaintiff questions the anticipated termination of a contract by Forestal Arauco.

It also claims that the company would have breached various contractual obligations regarding to 2 groups of contracts:

A. (i) Aggregates Transport Contract and (ii) Production, Cargo, Storage and Construction Management Contract for Platforms and flooring.

B. (i) Contract for the Production of Aggregates, (ii) Contract for Long Freight Services for Aggregates and (iii) Contract for Construction Services for Granular floor and Short Freight for Aggregates.

Based on the foregoing, it requests payment of compensation for an amount of $3,486,187,431 (equivalent to ThU.S.$ 4,656 as of December 31, 2019) plus interests, readjustments and litigation costs.

On September 17, 2019, Forestal Arauco S.A. answered the claim and filed a counterclaim for compensation of damages which is in the process of a conciliation hearing, requesting that the main claimant be ordered to pay $421,723,281 (equivalent to ThU.S$563 as of December 31, 2019).

Through the resolution dated as of January 9, 2020, the court received the case to commence the production of evidence; the notification of such resolution is pending.

Considering that the Company’s position is based on solid legal grounds, there is a reasonable margin for obtaining a favorable result for the Company and therefore, as of December 31, 2019, Arauco has not made any provision whatsoever in connection with this contingency.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited Consolidated Financial Statements December 31, 2019 Amounts in thousands of U.S. dollars, except as indicated

Arauco Argentina S.A.

Pursuant to law No. 25,080, the former Secretary of Agriculture, Livestock, Fishing and Foodstuffs, the enforcement agency referred to in the law approved, by Res. No. 952/2000, the forestry and industrial-forestry projects submitted by Arauco Argentina S.A. In the context of these projects, the Company afforested: 1) 4,777 hectares during 2000, in observance of its committed yearly plan; and 2) 23,012 hectares between 2000 and 2006 as a part of the multi-year afforestation plan. Likewise, a sawmill was built with installed capacity to produce 250,000 m3 of sawn timber per year.

On January 11, 2001, Arauco Argentina S.A. submitted an expansion for the approved industrial-forestry project. The expansion was approved via Res. No. 84/03 issued by the former Secretary of Agriculture, Livestock, Fishing and Foodstuffs. In accordance with the assumed obligations, the Company built a MDF board (panels) plant and afforested 8,089 hectares between 2001 and 2006.

Additionally, the Company has filed yearly forestry plans between years 2007 and 2018 for its local operations in the provinces of Misiones and Buenos Aires.

On March 25, 2019, the Secretary of Agriculture, Livestock and Fishing approved the resolution No. 2019-55-APN-SECAGYP#MPYT, approving the annual forestry plan for 2007. In addition, said organism through the resolution No. 2019-114-APN-SECAGYP#MPYT approved the annual forestry plan for 2009 on June 12, 2019, and through the resolution No. 2019-228-APN-SECAGYP#MPYT approved the annual forestry plan for 2008 on November 29, 2019. For this reason, Arauco Argentina S.A. may compute the exemption in the income tax related to the forest appraisal on the plantations to be harvested from the lands included in those plans as from the 2019 period.

In March 2005, Note No. 145/05 of the Subsecretary of Agriculture, Livestock and Afforestation suspended the benefit that exempted Arauco Argentina S.A. from paying export duties under Law No. 25,080. This measure is currently under discussion by the Company. On November 8, 2006, the V Chamber of the National Appeals Court for Adversarial Administrative and Federal Matters issued a ruling ordering Arauco Argentina S.A. to continue to enjoy an exemption from paying the exportation duties, in the same manner and scope it had prior to the suspension ordered by Note No. 145/05, if the clearance of merchandise is performed pursuant to the guarantee regime established in article 453, subsection a) of the Customs Code, for the exempted tax obligation. The judicial measure became effective beginning on March of 2007 by collateralization through the granting of bond (caution) policies for each shipment permits exempted from payment of export duty. The company maintains an assignment of funds equivalent to $1,406,696,320 Argentine Pesos (ThU.S.$ 23,512 as of December 31, 2019) for guaranteed export duties between 2007-2015, which appears under not current provisions. Additionally, the Company filed a restitution claim for a total amount of US$6,555,207, plus interests accrued from the service of the claim, corresponding to export duties between March 2005 and March 2007, as a result of the application of Note 145/05 issued by the Undersecretary of Agriculture, Livestock and Afforestation. The Company’s claim is being heard under case file No. 21830/2006 before the Federal Contentious Administrative Court No. 4. On October 28, 2019, a judgment of first instance was issued in said case, rejecting the claim and imposing the litigation costs on Arauco. Against that judgment, the Company filed an appeal and expressed the corresponding arguments in December 2019.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited Consolidated Financial Statements December 31, 2019 Amounts in thousands of U.S. dollars, except as indicated

On the other hand, in April 2016, the Secretary of Agriculture, Livestock and Fishing issued Resolution No.154 – E/2016, that requires that the holders of enterprises that have received the fiscal benefits envisaged by Law No. 25,080, establish collateral to cover a third of the duration of the project, with a minimum term of five years. During May of 2019, the Company modified the duly established collateral in accordance to the terms of said Resolution, for which reason the security was ultimately established at an amount of $384,317,563 Argentine Pesos (ThU.S.$6,423 as of December 31, 2019).

Arauco Argentina S.A. believes that it has complied with all of the obligations imposed upon it by the system set forth under Law No. 25,080.

Arauco do Brasil S.A.

On November 8, 2012, the Brazilian tax authorities issued an Infringement Notice against one of our Brazilian subsidiaries, Arauco do Brasil S.A., for allegedly unpaid taxed owed by said company during the period from 2006 to 2010. Specifically, the tax authorities (i) objected to the deductibility of certain payments made, and expenses incurred (including the amortization of premiums, interest and litigation costs) by Arauco do Brasil between 2005 and 2010, and, (ii) argued that Arauco do Brasil made certain insufficient payments regarding the Brazilian Corporate Tax (“IRPJ”) and the Corporate Contribution over Net Profits (“CSLL”) during 2010.

On July 20, 2015, Arauco do Brasil was notified of the first-level administrative ruling which partially upheld the Infringement, at the estimated amount of R$164,159,000 (ThU.S.$40,891 as of December 31, 2019). Against this ruling, a Voluntary Appeal was filed seeking to revoke the Infringement Notice before the Brazilian Administrative Tax Council (Conselho Administrativo de Recursos Fiscais de Brasil or “CARF”), which is the second administrative level. The CARF’s decision was issued on May 16, 2017, and took into consideration certain arguments presented by the Company regarding the premium, but preserving other charges. On September 27, 2018, Arauco do Brasil was notified of the CARF’s decision, representing the final amount of this case R$57,556,262 (ThU.S.$ 14,337 as of December 31, 2019), and interests and readjustments will be added to that value until the discussion is over. Arauco do Brasil S.A. filed an appeal for declaration embargoes, to elicit clarifications from the CARF regarding certain points of the decision. On January 25, 2019, the CARF ruled that there were no clarifications or omissions to be made and, consequently, granted a term for filing the last remedy within the administrative realm. This Special Remedy was submitted before the Upper Chamber of Fiscal Remedies of the CARF (CSRF) on February 11, 2019, reiterating the Company’s defense allegations regarding the matters and charges that remained in such process; we are currently expecting the decision on such Special Remedy.

Based on the last decision of the declaratory liens, the CARF submitted that the current value under discussion would amount to R$58,059,580.30 (ThU.S.$ 14,462 as of December 31, 2019), with basis as of January 31, 2019. Interests and adjustments must be added to the aforesaid amount as from January 31, 2019 and until the discussion concludes.

The company believes that its challenge against the Infringement Notice is based on sound legal grounds and that a reasonable possibility exists that this matter will be resolved in favor of the company. Otherwise, as the next step, the Company will discuss the Infringement Notice before the Brazilian Justice Courts.

Considering that the Company’s position is based on solid legal grounds, there is a reasonable margin for obtaining a favorable result for the Company and therefore, as of December 31, 2019, Arauco has not made any provision whatsoever in connection with this contingency.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited Consolidated Financial Statements December 31, 2019 Amounts in thousands of U.S. dollars, except as indicated

At the closing date, there are no other contingencies in which the Companies act as obligor, that may significantly affect their financial, economic or operational conditions.

Provisions recorded as of December 31, 2019 and 2018 are as follows:

	12-31-2019	12-31-2018
Classes of Provisions	ThU.S.$	ThU.S.$
Provisions, Current	1,259	413
Provisions for litigations	1,259	413
Provisions, non-Current	31,765	33,884
Provisions for litigations	8,265	10,384
Other provisions	23,500	23,500
Total Provisions	33,024	34,297

	12-31-2019
		Other
Movements in Provisions	Litigations (*)	Provisions	Total
	ThU.S.$	ThU.S.$	ThU.S.$
Opening balance	10,797	23,500	34,297
Changes in provisions
Increase in existing provisions	1,196	-	1,196
Increase through business combinations	815	-	815
Used provisions	(1,988)	-	(1,988)
Increase (decrease) in foreign currency exchange	(1,942)	-	(1,942)
Other Increases (Decreases)	646	-	646
Total Changes	(1,273)	-	(1,273)
Closing balance	9,524	23,500	33,024

(*) The increase in legal claims is composed mainly of ThU.S.$1,006 and ThU.S.$92 (Brazilian and Argentine subsidiaries respectively) in connection with civil and labor lawsuits. There are ThU.S.$98 corresponding to EUFORES from Uruguay in connection with a lawsuit against suppliers.

Increase through business combinations is due to Maderas y Sintéticos de México S.A. for ThU.S.$ 815 where there is a resolution against the company for a lawsuit related to trademark.

	12-31-2018
		Other
Movements in Provisions	Litigations (*)	Provisions	Total
	ThU.S.$	ThU.S.$	ThU.S.$
Opening balance	15,278	23,458	38,736
Changes in provisions
Increase in existing provisions	1,660	2	1,662
Used provisions	(887)	-	(887)
Increase (decrease) in foreign currency exchange	(5,262)	-	(5,262)
Other Increases (Decreases)	8	40	48
Total Changes	(4,481)	42	(4,439)
Closing balance	10,797	23,500	34,297

(*) The increase in legal claims is composed mainly of ThU.S.$886 and ThU.S.$776 (Brazilian and Argentine subsidiaries respectively) in connection with civil and labor lawsuits.

Provisions for litigations are related to labor and tax claims whose payment period is uncertain. Other provisions mainly include the recognition of a liability related to investments in associates and joint ventures accounted under the equity method with net asset deficiency at the end of the reporting period, and the constitution of provision for the lawsuit of export duties (see Arauco Argentina's contingent liability set forth in this note).

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited Consolidated Financial Statements December 31, 2019 Amounts in thousands of U.S. dollars, except as indicated

NOTE 19. INTANGIBLE ASSETS

	12-31-2019	12-31-2018
Classes of Intangible Assets, Net	ThU.S.$	ThU.S.$
Intangible assets, net	106,252	90,093
Computer software	39,065	26,545
Water rights	5,966	5,966
Customer	39,981	41,634
Other identifiable intangible assets	21,240	15,948
Classes of intangible Assets, Gross	220,222	185,895
Computer software	113,487	88,177
Water rights	5,966	5,966
Customer	74,723	71,443
Other identifiable intangible assets	26,046	20,309
Classes of accumulated amortization and impairment
Total accumulated amortization and impairment	(113,970)	(95,802)
Accumulated amortization and impairment, intangible assets	(113,970)	(95,802)
Computer software	(74,422)	(61,632)
Customer	(34,742)	(29,809)
Other identifiable intangible assets	(4,806)	(4,361)

Reconciliation of the carrying amount of intangible assets at the beginning and end of each reporting period balances

	12-31-2019
Reconciliation of intangible assets	Computer Software	Water Rights	Customer	Others	TOTAL
	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Opening Balance	26,545	5,966	41,634	15,948,000	90,093
Changes
Additions	17,908	-	-	4,472	22,380
Additions through business combination	223	-	2,800	1,300	4,323
Disposals	(67)	-	-	-	(67)
Amortization	(8,008)	-	(4,769)	(360)	(13,137)
Increase (Decrease) related to foreign currency translation	177	-	316	(120)	373
Other Increases (Decreases)	2,287	-	-	-	2,287
Changes Total	12,520	-	(1,653)	5,292	16,159
Closing Balance	39,065	5,966	39,981	21,240	106,252

	12-31-2018
Reconciliation of intangible assets	Computer Software	Water Rights	Customer	Others	TOTAL
	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Opening Balance	26,747	5,697	47,144	9,027	88,615
Changes
Additions	6,369	269	-	7,424	14,062
Disposals	(1)	-	-	-	(1)
Amortization	(7,132)	-	(4,808)	(409)	(12,349)
Increase (Decrease) related to foreign currency translation	(287)	-	(702)	(31)	(1,020)
Other Increases (Decreases)	849	-	-	(63)	786
Changes Total	(202)	269	(5,510)	6,921	1,478
Closing Balance	26,545	5,966	41,634	15,948	90,093

Years of Useful life (Average)
Computer Software	5
Customer	15
Brands	7

The amortization of customer and computer software is presented in the Consolidated Statements of Profit or Loss under the Administrative Expenses line item.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited Consolidated Financial Statements December 31, 2019 Amounts in thousands of U.S. dollars, except as indicated

NOTE 20.  BIOLOGICAL ASSETS

Biological assets comprise forestry plantations, mainly radiata and taeda pine, and to a lesser extent eucalyptus. The plantations are located in Chile, Argentina, Brazil and Uruguay, with a total surface of 1.8 million hectares as of December 31, 2019 out of which 1 million hectares are used for forestry planting, 515 thousand hectares are native forest, 108 thousand hectares are used for other purposes and 97 thousand hectares not yet planted.

For the period ended December 31, 2019, the production volume of logs totaled 20.3 million m3 (23 million m3 as of December 31, 2018).

Measurements of fair value of Arauco’s biological assets are classified as Level 3, due to the fact that inputs are not observable. However, this information reflects the assumptions that market participants would use in pricing the asset, including assumptions about risk.

These unobservable inputs were developed using the best information available and includes internal data from Arauco. These unobservable inputs can be adjusted if the available information indicates that other market participants would use different information or there is something specific in Arauco that is not available to other market participants.

The main considerations in determining the fair value of biological assets include the following:

- Arauco uses discounted expected future cash flows of its forest plantations, which are based on a harvest projection date for all existing plantations.

- Current forestry plantations are projected based on a net volume that will not decrease, with a minimum growth equivalent to the current supply demand.

-  Future plantations are not considered.

- The harvest of forestry plantations supplies raw materials for all other products that Arauco produces and trades. By directly controlling the development of forests that will be processed, Arauco ensures high quality timber for each of its products.

- Expected cash flows are determined in terms of harvest and expected sale of forestry products, associated with the demand from the Company’s own industrial centers and sales to third parties at market prices. Sales margin of the different products that are harvested in the forest is also considered in the valuation. The changes in the value of the plantations pursuant to the criteria defined above are accounted for in the results for the fiscal year, as established in IAS 41. These changes are presented in the Consolidated Statements of Profit or Loss under the line item Other income per function, which as of December 31, 2019 amounted to ThU.S.$154,705 (ThU.S.$84,476 as of December 31, 2018). The appraisal of biological assets resulted in a greater cost of the lumber sold in comparison to the real incurred cost, which is presented included in the cost of sales which as of December 31, 2019 amounted to ThU.S.$194,406 (ThU.S.$207,346 as of December 31, 2018).

- Forestry plantations are harvested according to the needs of Arauco’s production plants.

- The discount rates used are 6.4% in Chile, 7.9% Brazil, 10.5% in Argentina and 6.9% in Uruguay.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited Consolidated Financial Statements December 31, 2019 Amounts in thousands of U.S. dollars, except as indicated

- It is expected that prices of harvested timber are constant in real terms based on market prices.

- Cost expectations with respect to the lifetime of the forests are constant based on estimated costs included in the projections made by Arauco.

- The average crop age by species and country is:

	Chile	Argentina	Brazil	Uruguay
Pine	24	15	15	-
Eucalyptus	12	10	7	10

The following table sets forth changes in fair value of biological assets considering variations in significant assumptions considered in calculating the fair value of the assets:

		ThU.S.$
Discount rate	0,5	(130,251)
	-0,5	138,065
Margins (%)	10	373,939
	-10	(373,939)

The significant unobservable input data used in the measurement of the fair value of biological assets are discount rates and sales margins of the different products that are harvested from the forest. Increases (decreases) in any of these input data considered in isolation would result in a smaller or greater fair value measurement. A change in the assumption used for the probability of a change in the discount rate is accompanied by a change in the opposite direction in the assumption used before a change in the sales margins.

The adjustment to fair value of biological assets is recorded in the Consolidated Statements of Profit or Loss, under the line item Other Income or Other Expenses, depending on whether it corresponds to profits or losses.

Forestry plantations classified as current Biological assets are those to be harvested and sold within twelve months after the reporting period.

The Company has contracted fire insurance policies for its forestry plantations, which in conjunction with the Company’s resources, allow risks to be minimized.

As of the date of these consolidated financial statements, there are no committed disbursements for the acquisition of biological assets.

Detail of Biological Assets Pledged as Security

As of December 31, 2019, there are no forestry plantations pledged as security.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited Consolidated Financial Statements December 31, 2019 Amounts in thousands of U.S. dollars, except as indicated

Detail of Biological Assets with Restricted Ownership

As of the date of these consolidated financial statements, there are no biological assets with restricted ownership.

No significant government grants have been received.

Current and Non-Current Biological Assets

As of the date of these consolidated financial statements, the Current and Non-current biological assets are as follows:

	12-31-2019	12-31-2018
	ThU.S.$	ThU.S.$
Current	275,792	315,924
Non-current	3,393,634	3,336,339
Total	3,669,426	3,652,263

Reconciliation of carrying amount of biological assets

	12-31-2019
Movement	Current	Non-current	Total
	ThU.S.$	ThU.S.$	ThU.S.$
Opening Balance	315,924	3,336,339	3,652,263
Changes in real incurred cost	(22,719)	90,999	68,280
Additions through acquisition and costs of new plantations	9,195	217,562	226,757
Sales	-	(2,722)	(2,722)
Harvest	(133,335)	-	(133,335)
Increases (decreases) in Foreign Currency Translation	4,699	(23,091)	(18,392)
Loss of forest due to fires	-	(3,823)	(3,823)
Transfers from non-current to current	96,875	(96,875)	-
Other Increases (decreases)	(153)	(52)	(205)
Changes in fair value	(17,413)	(33,704)	(51,117)
Gain (losses) arising from changes in fair value minus sale costs	(6,588)	161,294	154,706
Sales	-	(4,015)	(4,015)
Harvest	(198,089)	-	(198,089)
Loss of forest due to fires	-	(3,718)	(3,718)
Transfers from non-current to current	187,264	(187,264)	-
Total Changes	(40,132)	57,295	17,163
Closing balance	275,792	3,393,634	3,669,426

	12-31-2018
Movement	Current	Non-current	Total
	ThU.S.$	ThU.S.$	ThU.S.$
Opening Balance	307,796	3,459,146	3,766,942
Changes in real incurred cost	34,684	(27,174)	7,510
Additions through acquisition and costs of new plantations	2,105	205,353	207,458
Sales	(52)	(315)	(367)
Harvest	(117,729)	-	(117,729)
Increases (decreases) in Foreign Currency Translation	(5,424)	(76,672)	(82,096)
Loss of forest due to fires	-	(8,702)	(8,702)
Transfers from non-current to current	155,789	(155,789)	-
Other Increases (decreases)	(5)	8,951	8,946
Changes in fair value	(26,556)	(95,633)	(122,189)
Gain (losses) arising from changes in fair value minus sale costs	(8,684)	93,160	84,476
Sales	-	(445)	(445)
Harvest	(203,164)	-	(203,164)
Loss of forest due to fires	-	(3,056)	(3,056)
Transfers from non-current to current	185,292	(185,292)	-
Total Changes	8,128	(122,807)	(114,679)
Closing balance	315,924	3,336,339	3,652,263

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited Consolidated Financial Statements December 31, 2019 Amounts in thousands of U.S. dollars, except as indicated

NOTE 21.  ENVIRONMENTAL MATTERS

Environment Management

For Arauco, sustainability means management strategy. This strategy incorporates values, commitments and standards, that together with the adoption of best practices as well as the use of the latest available technologies, seek to continuously improve the Company’s environmental management. It is the environmental department and each of its specialists that ensure these guidelines are met and are put in to practice in everyday company operations.

All Arauco’s production units have certified environmental management systems, which reinforce the Company’s commitment to environmental performance and ensure the traceability of all raw materials used.

Arauco uses several supplies in its productive processes such as wood, chemical products, and water, etc., which in turn produce liquid and gas emissions. As a way to make the Company’s environmental management more efficient, significant progress has been made to reduce consumption and emissions.

Environmental investments have been made related to the control of atmospheric emissions, process improvements, water and waste management, as well as effluent treatment, in order to improve the environmental performance of all Arauco’s business units.

These investments are reflected in the Consolidated Financial Statements as Properties, Plants and Equipment when they refer to disbursements in major works executed and are reflected in Expenses when they refer to improvements or management not directly associated with investment projects.

Detail information of disbursements related to the environment

As of December 31, 2019 and 2018 Arauco has made and / or has committed the following disbursements in major environmental projects:

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited Consolidated Financial Statements December 31, 2019 Amounts in thousands of U.S. dollars, except as indicated

12-31-2019		Disbursements undertaken 2019				Committed Disbursements
		State	Amount	Asset	Asset/expense	Amount	Estimated
Company	Name of project	of project	ThU.S.$	Expense	destination item	ThU.S.$	date
Celulosa Arauco y Constitución S.A.	Investment projects for the control and management of gas emissions from industrial process	In process	267	Assets	Property, plant and equipment	792	2020
Celulosa Arauco y Constitución S.A.	Environmental improvement studies	In process	21,927	Assets	Property, plant and equipment	53,111	2020
Celulosa Arauco y Constitución S.A.	Investment projects for the control and management of gas emissions from industrial process	Finished	375	Expense	Operating cost	-	-
Celulosa Arauco y Constitución S.A.	Investment projects for the control and management of hazardous liquids and water energy optimization of industrial plants	In process	3,535	Assets	Property, plant and equipment	6,595	2020
Celulosa Arauco y Constitución S.A.	Environmental improvement studies	Finished	15,570	Expense	Operating cost	-	-
Celulosa Arauco y Constitución S.A.	Expansion of solid industrial waste dumpsite for management of these in the future	Finished	348	Assets	Property, plant and equipment	-	-
Celulosa Arauco y Constitución S.A.	Expansion of solid industrial waste dumpsite for management of these in the future	Finished	7,745	Expense	Operating cost	-	-
Arauco Argentina S.A.	Construction emissary	In process	40	Assets	Property, plant and equipment	697	2020
Arauco Argentina S.A.	Expansion of solid industrial waste dumpsite for management of these in the future	In process	1,174	Assets	Property, plant and equipment	1,816	2020
Arauco Argentina S.A.	Investment projects for the control and management of hazardous liquids and water energy optimization of industrial plants	In process	987	Assets	Property, plant and equipment	343	2020
Maderas Arauco S.A.	Expansion of solid industrial waste dumpsite for management of these in the future	In process	208	Expense	Operating cost	-	-
Maderas Arauco S.A.	Investment projects for the control and management of hazardous liquids and water energy optimization of industrial plants	In process	647	Expense	Operating cost	-	-
Maderas Arauco S.A.	Environmental improvement studies	Finished	305	Assets	Property, plant and equipment	-	-
Forestal Arauco S.A.	Environmental improvement studies	In process	626	Expense	Administration expenses	401	2020
Celulosa y Energía Punta Pereira S.A.	Investment projects for the control and management of hazardous liquids and water energy optimization of industrial plants	In process	684	Assets	Property, plant and equipment	2,567	2020
Celulosa y Energía Punta Pereira S.A.	Expansion of solid industrial waste dumpsite for management of these in the future	In process	400	Assets	Property, plant and equipment	100	2020
Celulosa y Energía Punta Pereira S.A.	Investment projects for the control and management of hazardous liquids and water energy optimization of industrial plants	Finished	448	Assets	Property, plant and equipment	-	-
Forestal Los Lagos S.A.	Environmental improvement studies	In process	210	Expense	Operating cost	63	2020
Arauco North America, Inc	Environmental improvement studies	In process	945	Assets	Property, plant and equipment	530	2020
		TOTAL	56,441			67,015
12-31-2018		Disbursements undertaken 2018			Committed Disbursements
		State	Amount	Asset	Asset/expense	Amount	Estimated
Company	Name of project	of project	ThU.S.$	Expense	destination item	ThU.S.$	date
Celulosa Arauco y Constitución S.A.	Investment projects for the control and management of gas emissions from industrial process	In process	6,467	Assets	Property, plant and equipment	8,271	2019
Celulosa Arauco y Constitución S.A.	Environmental improvement studies	In process	29,419	Assets	Property, plant and equipment	63,035	2019
Celulosa Arauco y Constitución S.A.	Investment projects for the control and management of gas emissions from industrial process	Finished	563	Expense	Operating cost	-	-
Celulosa Arauco y Constitución S.A.	Investment projects for the control and management of hazardous liquids and water energy optimization of industrial plants	In process	21,978	Assets	Property, plant and equipment	9,233	2019
Celulosa Arauco y Constitución S.A.	Environmental improvement studies	Finished	25,684	Expense	Operating cost	-
Arauco Argentina S.A.	Construction emissary	In process	1,454	Assets	Property, plant and equipment	797	2019
Arauco Argentina S.A.	Expansion of solid industrial waste dumpsite for management of these in the future	In process	-	Assets	Property, plant and equipment	-	2019
Arauco Argentina S.A.	Investment projects for the control and management of hazardous liquids and water energy optimization of industrial plants	In process	-	Assets	Property, plant and equipment	-	2019
Maderas Arauco S.A.	Investment projects for the control and management of hazardous liquids and water energy optimization of industrial plants	In process	499	Expense	Operating cost	-	-
Maderas Arauco S.A.	Expansion of solid industrial waste dumpsite for management of these in the future	In process	1,471	Expense	Operating cost	-	-
Maderas Arauco S.A.	Environmental improvement studies	In process	-	Assets	Property, plant and equipment	291	2019
Forestal Arauco S.A.	Environmental improvement studies	In process	1,547	Expense	Administration expenses	1,957	2019
Celulosa y Energía Punta Pereira S.A.	Investment projects for the control and management of hazardous liquids and water energy optimization of industrial plants	In process	52	Assets	Property, plant and equipment	3,266	2019
Celulosa y Energía Punta Pereira S.A.	Investment projects for the control and management of hazardous liquids and water energy optimization of industrial plants	Finished	281	Assets	Property, plant and equipment	-	-
Forestal Los Lagos S.A.	Environmental improvement studies	In process	236	Expense	Operating cost	273	2019
Arauco North America, Inc	Environmental improvement studies	In process	969	Assets	Property, plant and equipment	882	2019

		TOTAL	90,620		88,005

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited Consolidated Financial Statements December 31, 2019 Amounts in thousands of U.S. dollars, except as indicated

NOTE 22.  NON-CURRENT ASSETS HELD FOR SALE

Arauco decided to sell assets in previous years corresponding mainly to sawmills in Chile and remains committed to its sales plan.

The following table sets forth information on the main types of non-current assets held for sale:

	12-31-2019	12-31-2018
	ThU.S.$	ThU.S.$
Land	2,422	2,352
Buildings	1,256	1,284
Property, plant and equipment	758	2,090
Total	4,436	5,726

As of December 31, 2019 and 2018, there were no significant effects on results related to the sale of assets held for sale.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited Consolidated Financial Statements December 31, 2019 Amounts in thousands of U.S. dollars, except as indicated

NOTE 23.  FINANCIAL INSTRUMENTS

23.1 Classification

Arauco's financial instruments as of December 31, 2019 and 2018, are displayed in the table below. Regarding those instruments valued at an amortized cost, an estimation of their fair value is displayed for informational purposes.

Financial Instruments	December 2019		December 2018

Thousands of dollars	Carrying amount	Fair Value	Carrying amount	Fair Value

Financial assets at fair value through profit or loss (held for trading)	634,079	634,079	270,110	270,110
Derivatives (1)	121	121	75	75
Mutual funds (2)	633,958	633,958	270,035	270,035

Financial assets at amortized cost	1,597,356	1,597,356	1,669,587	1,669,587
Cash and cash equivalents (amortized cost)	926,054	926,054	805,907	805,907
Cash	314,981	314,981	327,132	327,132
Time deposits	611,073	611,073	478,775	478,775
Accounts Receivable (net)	651,771	651,771	854,333	854,333
Trade and other receivables	562,419	562,419	751,158	751,158
Lease receivable	1,112	1,112	1,968	1,968
Other receivables	88,240	88,240	101,207	101,207
Accounts receivable due from related parties	17,526	17,526	7,805	7,805
Other financial assets	2,005	2,005	1,542	1,542

Hedging assets	10,639	10,639	19,226	19,226

Financial liabilities at amortized cost (3)	6,733,957	7,001,457	5,182,353	5,206,334
Bonds issued denominated in U.S. Dollars	3,502,090	3,554,538	2,062,044	1,948,482
Bonds issued denominated in U.F. (4)	1,329,653	1,475,667	1,439,610	1,544,813
Bank Loans in U.S. Dollars	824,581	874,584	925,780	962,866
Bank borrowing denominated in U.S. Dollars	122,441	141,476	14,655	14,655
Lease liabilities	271,025	271,025	68,187	63,441
Trade and other payables	675,287	675,287	661,848	661,848
Accounts payable to related parties	8,880	8,880	10,229	10,229

Financial liabilities at fair value through profit or loss	33	33	289	289

Hedging Liabilities	134,242	134,242	71,310	71,310

(1)The derivatives are presented in the line item “other financial assets” in the consolidated statements of financial position.

(2)Although mutual funds are measured at fair value through profit or loss for purposes of the consolidated statements of financial position mutual funds are classified as “Cash and cash equivalents” due to the are highly liquid short-term investment.

(3)Financial liabilities measured at amortized cost, other than “Trade and other payables”, “Accounts payable to related parties” and derivatives are presented in the consolidated statements of financial position in the line item “Other financial liabilities” as current and non-current based on their maturity.

(4)The Unidad de Fomento (“U.F.”) is a unit of account that is linked to, and is adjusted daily to reflect changes in the Chilean consumer price index.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited Consolidated Financial Statements December 31, 2019 Amounts in thousands of U.S. dollars, except as indicated

23.2 Fair Value Hierarchy of Financial Assets and Liabilities

The assets and liabilities measured at fair value in the consolidated statements of financial position as of December 31, 2019, have been measured based on the valuation methodologies provided in IFRS 13. The methodologies applied for each financial instrument are classified according to their hierarchy as follows:

- Level 1: Securities or quoted prices in active markets for identical assets and liabilities

- Level 2: Inputs other than quoted prices included within Level 1 that are observable for the assets or liabilities, either directly (i.e. as prices) or indirectly (i.e. derived from prices); and

- Level 3: Inputs for the assets or liabilities that are not based on observable market data (unobservable inputs).

Fair Value	December 2019	Level 1	Level 2	Level 3
	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Financial assets at fair value
Derivatives	121		121
Mutual Funds	633,958	633,958

Hedging assets	10,639		10,639

Financial liabilities at fair value through profit or loss	33		33

Hedging liabilities	134,242		134,242

At the closing date of these consolidated financial statements, there have been no transfers between the different hierarchy levels.

23.3 Explanation of the valuation of Financial Instruments.

Cash and cash equivalent and accounts receivable

The carrying amount of accounts receivable, cash and cash equivalents (including mutual funds), and other financial assets and liabilities approximate their fair value due to the short-term nature of such instruments.

Derivative financial instruments

Interest rate and currency swaps are valued under the cash flow discount method at the rate applicable according to the transaction’s and counterparties’ risk, using an internal methodology based on the information obtained from Bloomberg. In this particular case, given that cross currency swaps correspond to future flows in UF, U.S. dollars and Euros, Arauco calculates the current value of such flows by using discount curves: the UF zero coupon curve, Dollar zero coupon and the Euro zero coupon.

The fair value of the interest rate swap contracts is calculated by reference to the rate differential between the agreed upon rate and the market rate as of the end date of these financial statements.

The fair value of the currency forward contracts is calculated by reference to the current forward exchange rates of contracts with similar maturity profiles.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited Consolidated Financial Statements December 31, 2019 Amounts in thousands of U.S. dollars, except as indicated

The counterparty risk, for the 3 cases, uses the Z-Spread obtained from the curve of the bonds issued by counterparties, and they are deducted from each flow as appropriate.

Financial Liabilities

The fair value of bonds issued was determined with reference to quoted market prices as they have standard terms and conditions.

The fair value of bank borrowings and lease liabilities due to the right of use assets, were determined based on discounted cash flow analysis applying the corresponding discount yield curves to the remaining term to maturity.

Disclosures of the fair value of financial liabilities at amortized cost are determined via the use of discounted cash flows, calculated over variables of the observable markets as of the date of informing the consolidated financial statements, and correspond to Level 2 of the fair value hierarchy.

The following table shows the compliance with the financial covenants (level of indebtedness, detailed in section 23.9.3), for the bonds issued prior to the year 2015, as required by domestic indentures (Chile):

	December 2019	December 2018
	ThU.S.$	ThU.S.$
Interest bearing loans, current (a)	529,217	535,836
Other financial liabilities, current	530,054	537,596
Hedging liabilities current + Financial liabilities at fair value through profit or loss current	837	1,760
Interest bearing loans, non-current (b)	5,520,573	3,974,440
Other financial liabilities, non-current	5,654,011	4,044,279
Hedging liabilities non-current + Financial liabilities at fair value through profit or loss non-current	133,438	69,839
Financial debt total (c)	6,049,790	4,510,276

Cash and cash equivalents	1,560,012	1,075,942
Other financial assets current	3,370	497
Total Cash (d)	1,563,382	1,076,439

Net Financial Debt (e)	4,486,408	3,433,837

Non-controlling interests	7,334,404	7,301,779
Equity attributable to owners of parent	35,011	37,192
Total Equity (f)	7,369,415	7,338,971

Debt to equity ratio (g)	0.61	0.47

(a)	Other Current Financial Liabilities – (Current Hedge Liabilities + Financial Liabilities with changes in current results)
(b)	Other Non-Current Financial Liabilities – (Non-current Hedge Liabilities + Financial Liabilities with changes in non-current results)
(c)	Interest bearing loans, current + Interest bearing loans, non-current
(d)	Cash and Cash Equivalents + Other Current Financial Assets
(e)	Total Financial Debt – Total Cash
(f)	Equity attributable to owners of controlling parent + Non-controlling interests
(g)	Net Financial Debt / Total Equity

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited Consolidated Financial Statements December 31, 2019 Amounts in thousands of U.S. dollars, except as indicated

The following table shows the compliance with the financial covenants (level of indebtedness, detailed in section 23.9.3), for the bonds issued after year 2015, as required by domestic indentures (Chile):

	December 2019	December 2018
	ThU.S.$	ThU.S.$
Other financial liabilities (a)	6,184,065	4,581,875
Other financial liabilities, current	530,054	537,596
Other financial liabilities, non-current	5,654,011	4,044,279
Financial liabilities at fair value through profit or loss	33	289

Hedging liabilities (b)	134,242	71,310
Swaps	133,390	69,085
Forward	852	2,225
Financial debt total (c)	6,049,790	4,510,276

Cash and cash equivalents	1,560,012	1,075,942
Total Cash (d)	1,560,012	1,075,942

Net Financial Debt (e)	4,489,778	3,434,334

Non-controlling interests	7,334,404	7,301,779
Equity attributable to owners of parent	35,011	37,192
Total Equity (f)	7,369,415	7,338,971

Debt to equity ratio (g)	0.61	0.47

(a)	Other Financial Liabilities current + Other Financial Liabilities non-current
(b)	Swaps + Forwards + Options
(c)	Other financial liabilities +Financial liabilities at fair value through profit or loss + Hedging liabilities
(d)	Cash and Cash Equivalents + Other Current Financial Assets
(e)	Total Financial Debt – Total Cash
(f)	Equity attributable to owners of controlling parent + Non-controlling interests
(g)	Net Financial Debt / Total Equity

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited Consolidated Financial Statements December 31, 2019 Amounts in thousands of U.S. dollars, except as indicated

The following table sets forth a reconciliation between the financial liabilities and the consolidated statements of financial position as of December 31, 2019 and 2018:

Thousands of dollars		December 2019
	Up to 90 days	From 91 days to 1 year	Other current financial liabilities, Total	From 1 year to 3 years	From 3 years to 5 years	More than 5 years	Other non-current financial liabilities, Total	Total
Bonds obligations	22,374	254,330	276,704	201,427	577,884	3,775,728	4,555,039	4,831,743
Bank borrowing	69,971	113,334	183,305	196,611	502,772	64,334	763,717	947,022
Lease liabilities	21,518	47,690	69,208	117,608	46,408	37,801	201,817	271,025
Swap and Forward	837	-	837	133,438	-	-	133,438	134,275
Other Financial Liabilities, Total (a)	114,700	415,354	530,054	649,084	1,127,064	3,877,863	5,654,011	6,184,065

Thousands of dollars		December 2019
	Up to 90 days	From 91 days to 1 year	Total Current	From 1 year to 3 years	From 3 years to 5 years	More than 5 years	Total non-current	Total
Trades and other payables	672,809	248	673,057	2,230	-	-	2,230	675,287
Accounts payable to related companies	8,880	-	8,880	-	-	-	-	8,880
Accounts Payable, Total (b)	681,689	248	681,937	2,230	-	-	2,230	684,167

Financial Liabilities, Total (a) + (b)	796,389	415,602	1,211,991	651,314	1,127,064	3,877,863	5,656,241	6,868,232

Thousands of dollars		December 2018
	Up to 90 days	From 91 days to 1 year	Other current financial liabilities, Total	From 1 year to 3 years	From 3 years to 5 years	More than 5 years	Other non-current financial liabilities, Total	Total
Bonds obligations	27,803	262,068	289,871	478,441	340,275	2,393,067	3,211,783	3,501,654
Bank borrowings	84,778	130,271	215,049	177,504	348,558	199,324	725,386	940,435
Lease liabilities	7,265	23,651	30,916	26,296	10,975	-	37,271	68,187
Swap and Forward	1,760	-	1,760	69,839		-	69,839	71,599
Other Financial Liabilities, Total (a)	121,606	415,990	537,596	752,080	699,808	2,592,391	4,044,279	4,581,875

Thousands of dollars		December 2018
	Up to 90 days	From 91 days to 1 year	Total Current	From 1 year to 3 years	From 3 years to 5 years	More than 5 years	Total non-current	Total
Trades and other payables	659,618	-	659,618	2,230	-	-	2,230	661,848
Accounts payable to related companies	10,229	-	10,229	-	-	-	-	10,229
Accounts Payable, Total (b)	669,847	-	669,847	2,230	-	-	2,230	672,077

Financial Liabilities, Total (a) + (b)	791,453	415,990	1,207,443	754,310	699,808	2,592,391	4,046,509	5,253,952

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited Consolidated Financial Statements December 31, 2019 Amounts in thousands of U.S. dollars, except as indicated

23.4 Derivative Instruments

Hedging instruments recorded as of December 31, 2019 are cash flow hedges. Arauco uses derivatives for hedging purposes, such as cross currency swaps, currency and commodity forwards, interest rate swaps, and options.  Depending on the fair value of each instrument, the position could be either an asset or a liability, and they are listed in the Statements of Financial Position under Other Non-Current Financial Assets or Other Non-Current Financial Liabilities, respectively. The effects for the period are presented in Consolidated statement of changes in equity as Other Comprehensive Income or the Statements of Comprehensive Income as Finance Income or Finance Costs, net of differences in exchange rate of the hedged items and the deferred tax.

A summary of the derivative financial instruments included in the consolidated statements of financial position as of December 21, 2019 and 2018, is presented below:

Financial Instruments	December 2019 Fair Value ThU.S.$	December 2018 Fair Value ThU.S.$
Assets at fair value through profit or loss (held for trading)	121	75
Derivatives (1)	121	75
Forward (2)	-	-

Hedging Assets	10,639	19,226
Derivatives (1)	5,827	1,357
Cross Currency Swaps	4,812	17,869

Financial liabilities at fair value through profit or loss	(33)	(289)
Derivatives (1)	(19)	(287)
Forward (2)	(14)	(2)

Hedging Liabilities	(134,242)	(71,310)
Cross Currency Swaps	(22,842)	(2,224)
Derivatives (1)	(111,400)	(69,086)
(1)	Includes Swap and Forward from Uruguay tables and Forward from Chile.
(2)	Includes Forwards from Colombia and Chile.

23.4.1. Chile

Cross currency swaps

Arauco is exposed to the risk of variability in cash flows from changes in foreign exchange rates and inflation, mainly due to balances of assets denominated in U.S. Dollars and other currencies different from the functional currency, which causes mismatches that could affect operating results.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited Consolidated Financial Statements December 31, 2019 Amounts in thousands of U.S. dollars, except as indicated

Below are the cross currency swaps that Arauco has as of December 31, 2019 and 2018 to cover the exposure to the exchange rate risk generated from bonds denominated in U.F.:

Bond	Institution	Amount U.S.$	Amount U.F.	Starting date	Ending date	December 2019	December 2018
						Fair Value ThU.S.$	Fair Value ThU.S.$
F	Deutsche - England	39,653,006	909,091	10-30-2011	10-30-2021	(4,435)	(3,105)
F	JP Morgan - N.A.	39,653,006	909,091	10-30-2011	10-30-2021	(4,392)	(3,039)
F	Deutsche - England	-	-	04-30-2014	04-30-2019	-	1,707
F	Scotiabank - Chile	34,933,122	909,091	10-30-2014	04-30-2023	615	2,041
F	Scotiabank - Chile	34,889,491	909,091	10-30-2014	04-30-2023	801	2,273
F	Santander - Chile	34,524,604	909,091	10-30-2014	04-30-2023	1,214	2,715
F	BCI - Chile	34,201,420	909,091	10-30-2014	04-30-2023	1,611	3,148
F	Banco de Chile - Chile	34,524,605	909,091	04-30-2019	10-30-2029	418	155
J	Itaú - Chile	42,864,859	1,000,000	09-01-2010	09-01-2020	(5,123)	(3,289)
J	Scotiabank - Chile	42,864,859	1,000,000	09-01-2010	09-01-2020	(5,123)	(3,289)
J	Deutsche - England	42,864,859	1,000,000	09-01-2010	09-01-2020	(5,132)	(3,313)
J	Santander - Spain	42,873,112	1,000,000	09-01-2010	09-01-2020	(5,118)	(3,273)
J	Scotiabank - Chile	42,864,257	1,000,000	09-01-2010	09-01-2020	(5,075)	(3,197)
P	Itaú - Chile	46,474,122	1,000,000	05-15-2012	11-15-2021	(7,100)	(4,978)
P	JP Morgan - N.A.	47,163,640	1,000,000	11-15-2012	11-15-2021	(7,420)	(5,102)
P	Scotiabank - Chile	42,412,852	1,000,000	11-15-2013	11-15-2023	(2,416)	(882)
P	Santander - Chile	41,752,718	1,000,000	11-15-2013	11-15-2023	(1,609)	(89)
P	Deutsche - England	41,752,718	1,000,000	11-15-2013	11-15-2023	(1,594)	(92)
Q	BCI - Chile	16,194,459	375,000	10-01-2014	04-01-2021	(1,755)	(1,679)
Q	BCI - Chile	16,198,761	375,000	10-01-2014	04-01-2021	(1,747)	(1,655)
R	Santander - Chile	128,611,183	3,000,000	10-01-2014	04-01-2024	(11,059)	(7,016)
R	JP Morgan - England	43,185,224	1,000,000	10-01-2014	04-01-2024	(3,461)	(1,996)
R	Itaú - Chile	43,277,070	1,000,000	10-01-2014	04-01-2024	(3,486)	(2,015)
S	Santander - Chile	201,340,031	5,000,000	11-15-2016	11-15-2026	153	5,830
W	Goldman Sachs	40,521,750	1,000,000	10-10-2018	10-10-2028	(3,360)	(2,392)
W	Scotiabank - Chile	40,537,926	1,000,000	10-10-2018	10-10-2028	(3,169)	(2,294)
W	Goldman Sachs	40,066,555	1,000,000	10-10-2018	10-10-2028	(2,766)	(1,861)
X	Santander - Chile	118,400,504	3,000,000	10-10-2018	10-10-2038	(1,036)	(7,976)
X	Santander - Chile	97,971,786	2,500,000	10-10-2018	10-10-2038	(614)	(6,554)
						(82,178)	(51,217)

Additionally, as of December 31, 2019, Arauco maintains cross currency swaps contracts to cover the exposure to the risk of the exchange rate for bank contracts in Euro, as shown in the following table:

Institution	Amount U.S.$	Amount EUR	Starting date	Ending date	December 2019	December 2018
					Fair Value ThU.S.$	Fair Value ThU.S.
Santander - Chile	118,670,000	100,000,000	06-15-2021	12-15-2029	(4,903)	-
Banco de Chile	59,335,000	50,000,000	06-15-2021	12-15-2029	(2,428)	-
MUFG - N.A.	118,670,000	100,000,000	06-15-2021	12-15-2029	(4,846)	-
JP Morgan - N.A.	237,340,000	200,000,000	06-15-2021	12-15-2029	(9,740)	-
HSBC - N.A.	59,335,000	50,000,000	06-15-2021	12-15-2029	(2,493)	-
					(24,410)

Arauco needs to minimize the risk of the exchange rate, as it holds debt in other currencies different from U.S. dollars. The objective of this position in the swap is to eliminate the uncertainty of the exchange rate, exchanging the flows derived from obligations expressed in other currencies of the liabilities described above, with flows in U.S. dollars (Arauco's functional currency), at a fixed and determined exchange rate as of the agreement's execution date.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited Consolidated Financial Statements December 31, 2019 Amounts in thousands of U.S. dollars, except as indicated

Forward

Arauco maintains, as of December 31, 2019, forward contracts to hedge the exchange rate risk exposure in connection with construction company contracts in local currency, as follows:

Institution	Amount U.S.$	Amount CLP	Starting date	Ending date	December 2019	December 2018
					Fair Value ThU.S.$	Fair Value ThU.S.$
Banco de Chile - Chile	47,198,102	32,552,531,231	10-11-2019	12-11-2020	(3,543)	-
Banco de Chile - Chile	47,136,593	32,552,531,231	10-11-2019	12-11-2020	(3,482)	-
BCI - Chile	47,061,633	32,552,531,231	10-11-2019	12-11-2020	(3,408)	-
Itaú - Chile	47,102,491	32,552,531,231	10-11-2019	12-11-2020	(3,449)	-
Itaú - Chile	46,838,174	32,552,531,231	10-11-2019	12-11-2020	(3,188)	-
Itaú - Chile	49,519,410	34,649,721,677	10-11-2019	12-11-2020	(3,065)	-
BCI - Chile	48,292,295	34,649,721,677	10-11-2019	12-11-2020	(1,855)	-
Itaú - Chile	51,267,096	39,886,826,067	01-10-2020	12-11-2020	2,131	-
Scotiabank - Chile	51,222,327	39,886,826,067	01-10-2020	12-11-2020	2,175	-
					(17,684)

Through an effectiveness test, and pursuant to IFRS 9, we were able to validate that the aforementioned hedging instruments are highly effective within an acceptable range for Arauco, for the purposes of eliminating the uncertainty of the exchange rate in the commitments derived from the hedged object.

23.4.2. Colombia

Forward contracts that are in force and effect, executed by Arauco Colombia as of December 31, 2019 and 2018, are detailed in the following table:

Exchange rate	Institution	Amount ThU.S.$	Starting date	Ending date	December 2019 Fair Value ThU.S.$
USDCOP	Corpbanca Colombia	2,100	11-07-2019	01-14-2020	(8)
USDCOP	Corpbanca Colombia	1,700	11-25-2019	02-11-2020	(6)
					(14)

Exchange rate	Institution	Amount ThU.S.$	Starting date	Ending date
					December 2018 Fair Value ThU.S.$
USDCOP	Corpbanca Colombia	1,500	10-31-2018	01-09-2019	(2)
USDCOP	Corpbanca Colombia	1,700	11-26-2018	02-12-2019	-
USDCOP	Corpbanca Colombia	1,600	12-20-2018	03-12-2019	-
					(2)

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited Consolidated Financial Statements December 31, 2019 Amounts in thousands of U.S. dollars, except as indicated

23.4.3. Uruguay

Forward

As of December 31, 2019 and 2018, Arauco through its subsidiaries as a joint operation (50%) in Uruguay maintains the following forward contracts in force and effect for the purposes of ensuring an exchange rate for sale of dollars:

Exchange rate	Institution	Notional ThU.S.$	December 2019 Fair Value ThU.S.$
UYUUSD	Banco Santander Uruguay	8,070	(182)
UYUUSD	HSBC Uruguay	12,915	(264)
UYUUSD	Citibank U.K.	1,500	(101)
UYUUSD	Banco Itaú Uruguay	3,710	(4)
EURUSD	Citibank U.K.	833	(20)
			(571)

Exchange rate	Institution	Notional ThU.S.$	December 2018 Fair Value ThU.S.$
UYUUSD	Banco Santander Uruguay	14,880	(586)
UYUUSD	HSBC Uruguay	11,610	(56)
UYUUSD	Citibank U.K.	4,425	29
			(613)

Arauco Uruguay's profits and through its subsidiaries as a joint operation (50%), also face exposure to the price variation of certain fuels, as occurs with Fuel Oil N°6, which is used during the pulp manufacturing process. In order to minimize this risk, the volatility of future flows associated to the purchase of Fuel Oil No. 6 for years 2020 and 2021 has been limited through forwards of this commodity. The agreements that are in force and effect as of December 31, 2019 and 2018, are detailed below:

Commodity	Institution	Notional ThU.S.$	December 2019 Fair Value ThU.S.$
Fuel Oil N°6	JPMorgan Chase Bank, N.A.	6,925	878
Fuel Oil N°6	DNB Bank ASA	5,241	472
			1,350

Commodity	Institution	Notional ThU.S.$	December 2018 Fair Value ThU.S.$
Fuel Oil N°6	JPMorgan Chase Bank, N.A.	6,189	(800)
Fuel Oil N°6	Citibank U.K.	401	(34)
Fuel Oil N°6	DNB Bank ASA	4,837	(568)
			(1,402)

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited Consolidated Financial Statements December 31, 2019 Amounts in thousands of U.S. dollars, except as indicated

Interest Rate Swap

In addition, Arauco through its subsidiaries as a joint operation (50%) in Uruguay maintains an Interest Rate Swap in force and effect, a derivative instrument which purpose is to set the interest rate of a variable rate debt in the same currency (USD). The valuation off this instrument as of December 31, 2019 and 2018 is shown below:

Exchange rate	Institution	Notional ThU.S.$	December 2019 Fair Value ThU.S.$
USD	DNB Bank ASA	33,758	(8)

Exchange rate	Institution	Notional ThU.S.$	December 2018 Fair Value ThU.S.$
USD	DNB Bank ASA	42,198	936

23.5 Loans and Receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. In the consolidated statements of financial position, they are included in line items “Cash and cash equivalents” (certain components of cash and cash equivalents), “Trade and Other Current/Non-Current Receivables” and “Accounts receivable from related parties”.

Loans and receivables are measured at amortized cost using the effective interest method and are tested for impairment. Financial assets that are classified as loans and receivables are: cash and cash-equivalents, time deposits, repurchase agreements, trade and other current/non-current receivables, and accounts receivable from related parties

As of December 31, 2019 and 2018, there are provisions for impairment for ThU.S.$ 16,368 and ThU.S.$ 15,147, respectively.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited Consolidated Financial Statements December 31, 2019 Amounts in thousands of U.S. dollars, except as indicated

	December 2019	December 2018
	ThU.S.$	ThU.S.$
Financial assets at amortized cost	1,597,356	1,669,587
Cash and cash equivalents (Mutual Funds not included)	926,054	805,907
Cash	314,981	327,132
Time Deposits	611,073	478,775
Trade and other receivables (net)	669,297	862,138
Trade and other receivables	562,419	751,158
Lease receivable	1,112	1,968
Other receivables	88,240	101,207
Accounts receivable from related parties	17,526	7,805
Other financial assets	2,005	1,542

23.5.1. Cash and Cash Equivalents

Includes cash on hand, bank checking account balances and time deposits and other short term highly liquid investments with an original maturity of three months or less. They are short-term, highly liquid investments that are readily convertible to known amounts of cash, and which are subject to an insignificant risk of changes in value.

The composition of cash and cash equivalents (including the balance of mutual funds displayed in this note as valuation, instruments at fair value with profit or loss) at December 31, 2019 and 2018, classified by currency is as follows:

	12-31-2019	12-31-2018
	ThU.S.$	ThU.S.$
Cash and Cash Equivalents	1,560,012	1,075,942
U.S. Dollars	1,412,688	834,513
Euro	2,264	8,295
Mexican pesos	13,684	1,461
Other currencies	68,916	51,373
Chilean pesos	62,460	180,300

23.5.2 Time Deposits and Repurchase Agreements: The investment objective of time deposits and repurchase agreements is to maximize in the short-term the amounts of cash surpluses. These instruments are authorized by Arauco’s Investment Policy, which allows investing in fixed income securities. These instruments have a maturity of less than three months from the date of acquisition.

23.5.3 Trade and Other Receivables: These represent enforceable rights for Arauco resulting from the normal course of the business.

23.5.4 Other Receivables: These correspond to receivables from sales, services or loans that are not considered within the normal course of the business.

The allowance for doubtful accounts is presented as a deduction of trade and other receivables. The provision for doubtful accounts is established based on an analysis of the age of the portfolio and considering the insurance coverage on accounts receivable. Other conditions are assessed for example when there is objective evidence that Arauco will not receive payments under the original sale terms and when the customer is a party to a bankruptcy court agreement or cessation of payments, and is written-off when Arauco has exhausted all levels of recovery of the receivable in a reasonable time.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited Consolidated Financial Statements December 31, 2019 Amounts in thousands of U.S. dollars, except as indicated

23.5.5 Accounts receivable from related parties: Represent enforceable rights for Arauco resulting from the normal course of business, calling normal to the line of business, activity or purpose of exploitation and financing, and which Arauco owns a non-controlling ownership of the counterparty.

The following table sets forth trade and other current/non-current receivables classified by currencies as of December 31, 2019 and 2018:

	12-31-2019	12-31-2018
	ThU.S.$	ThU.S.$
Trades and other current receivables	642,315	839,184
U.S. Dollars	435,663	631,047
Euros	8,483	7,399
Mexican pesos	33,981	8,576
Other currencies	74,544	88,426
Chilean pesos	86,954	99,950
U.F.	2,690	3,786

Accounts receivable from related parties, current	17,526	7,324
U.S. Dollars	1,319	591
Other currencies	197	83
Chilean pesos	15,512	6,169
U.F.	498	481

Trade and other non-current receivables	9,456	15,149
U.S. Dollars	3,691	7,733
Other currencies	351	1,067
Chilean pesos	2,983	3,267
U.F.	2,431	3,082

Accounts receivable from related parties, non-current	-	481
U.F.	-	481

23.6 Financial Liabilities

Arauco's financial liabilities to the date of these consolidated financial statements are as follows:

Financial Liabilities	December 2019 ThU.S.$	December 2018 ThU.S.$
Total Financial Liabilities	6,868,232	5,253,952
Financial liabilities at fair value through profit or loss (held for trading)	33	289
Hedging Liabilities	134,242	71,310
Financial Liabilities Measured at Amortized Cost	6,733,957	5,182,353

The following table sets forth the current portion of the non-current bank borrowings and debt issued as of December 31, 2019 and 2018.

	December 2019 ThU.S.$	December 2018 ThU.S.$
Bank borrowings - current portion	62,220	99,397
Bonds issued - current portion	85,641	81,060
Total	147,861	180,457

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited Consolidated Financial Statements December 31, 2019 Amounts in thousands of U.S. dollars, except as indicated

23.7 Financial Liabilities Measured at Amortized Cost

Financial liabilities correspond to non-derivative financial instruments with contractual cash-flow payments that can be either fixed or variable.

Also, this category includes those non-derivative financial liabilities for services or goods delivered to Arauco at the end of each reporting period that have not yet been paid. These amounts are not insured and are generally paid within thirty days after being recognized.

At the end of each reporting period, Arauco includes in this category bank borrowings, bonds issued denominated in U.S. Dollars and in U.F., lease liabilities, and trade and other payables.

		12-31-2019	12-31-2018	12-31-2019	12-31-2018
	Currency	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
		Amortized Cost		Fair Value
Total Financial Liabilities		6,733,957	5,182,353	7,001,457	5,206,334
Bonds Issued	U.S. Dollar	3,502,090	2,062,044	3,554,538	1,948,482
Bonds Issued	U.F.	1,329,653	1,439,610	1,475,667	1,544,813
Bank borrowings	U.S. Dollar	824,581	925,780	874,584	962,866
Bank borrowings	Euro	116,259	-	141,476
Bank borrowings	Other currencies	6,182	14,655	-	14,655
Lease liabilities	U.F.	41,633	57,349	41,633	53,594
Lease liabilities	Chilean pesos	107,046	10,838	107,046	9,847
Lease liabilities	Mexican pesos	10,025	-	10,025	-
Lease liabilities	U.S. Dollar	83,585	-	83,585	-
Lease liabilities	Euro	52	-	52	-
Lease liabilities	Other currencies	28,684	-	28,684	-
Trades and Other Payables	U.S. Dollar	157,754	187,219	157,754	187,219
Trades and Other Payables	Euro	20,414	7,450	20,414	7,450
Trades and Other Payables	Mexican pesos	22,272	-	22,272	-
Trades and Other Payables	Other currencies	94,946	90,113	94,946	90,113
Trades and Other Payables	Chilean pesos	348,155	348,886	348,155	348,886
Trades and Other Payables	U.F.	31,746	28,180	31,746	28,180
Accounts payable to related parties	U.S. Dollar	454	1,777	454	1,777
Accounts payable to related parties	Chilean pesos	8,426	8,452	8,426	8,452

The financial liabilities at amortized cost presented in the consolidated statements of financial positions as of December 31, 2019 and 2018 are as follows:

		December 2019
		ThU.S.$
	Current	Non-Current	Total
Other financial liabilities	529,217	5,520,573	6,049,790
Trade and other payables	673,057	2,230	675,287
Accounts payable to related parties	8,880	-	8,880
Total Financial Liabilities Measured at Amortized Cost	1,211,154	5,522,803	6,733,957

		December 2018
		ThU.S.$
	Current	Non-Current	Total
Other financial liabilities	535,836	3,974,440	4,510,276
Trade and other payables	659,618	2,230	661,848
Accounts payable to related parties	10,229	-	10,229
Total Financial Liabilities Measured at Amortized Cost	1,205,683	3,976,670	5,182,353

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited Consolidated Financial Statements December 31, 2019 Amounts in thousands of U.S. dollars, except as indicated

23.8 Cash Flow Hedges Reserve Reconciliation

The following table sets forth the reconciliation balances of cash flow hedges presented in the consolidated statements of comprehensive income:

	January - December
	2019	2018
	ThU.S.$	ThU.S.$
Opening balance - Calculated under IAS 39 and IFRS 9, respectively	13,395	4,752
Amounts restated through Reserve of cash flow hedges	-	(1,918)
Opening balance - Calculated in accordance with IFRS 9	13,395	2,834
Gains (losses) on cash flow hedges	23,156	30,321
Recycle of cash flow hedges to profit or loss	(29,227)	(15,286)
Income tax	1,686	(4,474)
Recycle of income tax	-	-
Closing balance	9,010	13,395

23.9 Capital Disclosures

23.9.1 Information on Objectives, Policies and Processes applied by the Company regarding Capital Management

Arauco’s policies on capital management have the objective of:

a)	Ensuring business continuity and normal operations in the long term;
b)	Ensuring funding for new investments to achieve sustainable growth over time;
c)	Keeping adequate capital structure considering all economic cycles that impact the business and the nature of the industry; and
d)	Maximizing the Company’s value and providing an adequate return to shareholders.

23.9.2 Qualitative Information on Objectives, Policies and Processes applied by the Company regarding Capital Management

Arauco determines and manages its capital structure based on its carrying amount of equity plus its financial debt (bank borrowings and bonds issued).

23.9.3 Quantitative Information on Capital Management

The following table sets forth the financial covenants that the Company has to comply with as part of the terms of certain of its obligations:

Instrument			Interest coverage >= 2,0x	Debt level (1) <= 1,2x
	December 2019	December 2018
	ThU.S.$	ThU.S.$
Domestic bonds (Chile)	1,329,653	1,439,610	N/A	✓
Syndicate Loan Scotiabank	200,703	200,563	✓	✓
Syndicate Loan Banco Estado - Grayling	301,452	287,565	✓	✓
Syndicate ECA Banco BNP Paribas	116,259	-	✓	✓

N/R: Not required for the financial obligation

(1) Debt to equity ratio (financial debt divided by equity plus non-controlling interests)

As of December 31, 2019 and 2018, Arauco has complied with all of its financial covenants.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited Consolidated Financial Statements December 31, 2019 Amounts in thousands of U.S. dollars, except as indicated

The following table sets forth the credit ratings of our debt instruments as of December 31, 2019 and December 31, 2018, are as follows:

Instrument	Standard & Poor’s	Fitch Ratings	Moody’s	Feller Rate
Local bonds	-	AA-	-	AA
Foreign bonds	BBB-	BBB	Baa3	-

Capitalization requirements are established based on the Company’s financial needs and on maintaining an adequate liquidity level and complying with financial covenants established in current debt arrangements. The Company manages its capital structure and makes adjustments based on the prevailing economic conditions in order to mitigate the risks associated with adverse market conditions and based on opportunities that may arise to improve the Company’s level of liquidity.

The capitalization of Arauco as of December 31, 2019 and 2018 is as follows:

	December 2019	December 2018
	ThU.S.$	ThU.S.$
Equity	7,369,415	7,338,971
Bank borrowings	947,022	940,435
Lease liabilities	271,025	68,187
Bonds issued	4,831,743	3,501,654
Capitalization	13,419,205	11,849,247

23.10 Risk Management

Arauco’s financial instruments are exposed to various financial risks: credit risk, liquidity risk and market risk (including exchange rate risks, interest rate risks and price risks).

Arauco’s overall risk management program focuses on uncertainty in financial markets and aims to minimize potential adverse effects on Arauco’s financial profitability.

Arauco’s financial risk management is overseen by the Corporate Finance Department. This department identifies, assesses and hedges financial risks in close collaboration with Arauco’s operational units.

23.10.1 Type of Risk:  Credit Risk

Description

Credit risk refers to financial uncertainty at different periods of time relating to the fulfillment of obligations with counterparties, at the time of exercising the contract rights to receive cash or other financial assets on behalf of Arauco.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited Consolidated Financial Statements December 31, 2019 Amounts in thousands of U.S. dollars, except as indicated

Explanation of Credit Risk Exposure and How This Risk Arises

Arauco’s exposure to credit risk is directly related to each of its customer’s individual abilities to fulfill their contractual commitments, reflected in trade receivables.

Accounts exposed to credit risk are: trade receivables, financial lease debtors and other debtors.

Arauco does not have a securitized portfolio.

	December 2019	December 2018
	ThU.S.$	ThU.S.$
Current Receivables

Trade receivables	559,164	747,258
Financial lease receivables	912	1,131
Other debtors	82,239	90,795
Net subtotal	642,315	839,184

Trade receivables	568,123	755,809
Financial lease receivables	912	1,131
Other debtors	85,848	93,370
Gross subtotal	654,883	850,310

Provision for doubtful trade receivables	8,959	8,551
Provision for doubtful lease receivables	-	-
Provision for doubtful other debtors	3,609	2,575
Subtotal Bad Debt	12,568	11,126

Non-Current Receivables

Trade receivables	3,255	3,900
Financial lease receivables	200	837
Other debtors	6,001	10,412
Net Subtotal	9,456	15,149

Trade receivables	7,055	7,921
Financial lease receivables	200	837
Other debtors	6,001	10,412
Gross subtotal	13,256	19,170

Provision for doubtful trade receivables	3,800	4,021
Provision for doubtful lease receivables	-	-
Provision for doubtful other debtors	-	-
Subtotal Bad Debt	3,800	4,021

Explanation of Risk Management Objectives, Policies and Processes, and Measurement Methods

The Credit and Collections Sub-Division, dependent from the Treasury Division, is the area entrusted with minimizing the credit risk of the accounts receivable, supervising the delinquency of the accounts. The regulations and procedures applicable for the control and administration of the Arauco Group can be found in the Corporate Credit Policy.

As of December 31, 2019, Arauco’s balance for commercial Debtors was ThU.S.$ 575,178 of which, according to the agreed sales conditions, 65.2% corresponded to sales on credit (open account), 34.1% to sales with letters of credit and 0.7% to other types of sales, distributed in 2,918 debtors. The client with the largest Open Account debt represented 1.8% of the total accounts receivable as of that date.

Below we provide detail regarding accounts receivable, classified in tranches:

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited Consolidated Financial Statements December 31, 2019 Amounts in thousands of U.S. dollars, except as indicated

December 31, 2019
Age of trade receivables
Days	Non-past due	1 to 30	31 to 60	61 to 90	91 to 120	121 to 150	151 to 180	181 to 210	211 to 250	More than 250	Total
ThU.S.$	531,881	28,469	899	309	18	846	22	34	389	12,311	575,178
%	92.47%	4.95%	0.16%	0.05%	0.00%	0.15%	0.00%	0.01%	0.07%	2.14%	100%

December 31, 2018
Age of trade receivables
Days	Non-past due	1 to 30	31 to 60	61 to 90	91 to 120	121 to 150	151 to 180	181 to 210	211 to 250	More than 250	Total
ThU.S.$	688,024	59,844	854	36	111	43	141	127	69	14,481	763,730
%	90.09%	7.84%	0.11%	0.00%	0.01%	0.01%	0.02%	0.02%	0.01%	1.89%	100%

Arauco applies the simplified approach regarding the expected losses from commercial debtors, which allows for the use of an estimate of expected credit losses over the instrument’s lifespan for all commercial accounts receivable. In order to establish this estimate, the commercial debtors have been grouped in relation to the corresponding risks for sales conditions as well as for tranches, including clients that are up-to-date or in default.

Days	Non- past due	1 to 30	31 to 60	61 to 90	91 to 120	121 to 150	151 to 180	181 to 210	211 to 250	More than 250	Total
Letters of credit	193,381	3,339	-	-	-	-	-	-	2	106	196,828
Loss allowance provision	-	-	-	-	-	-	-	-	-	-	-
Expected loss rate	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%
Credit line	335,615	24,477	880	261	16	837	22	25	381	12,051	374,565
Loss allowance provision	-	-	9	26	2	84	2	25	381	12,051	12,580
Expected loss rate	0.00%	0.00%	1.02%	9.96%	12.50%	10.04%	9.09%	100.00%	100.00%	100.00%
Others	2,885	653	19	48	2	9	-	9	6	154	3,785
Loss allowance provision	-	-	-	5	1	4	-	9	6	154	179
Expected loss rate	0.00%	0.00%	0.00%	10.42%	50.00%	44.44%	0.00%	100.00%	100.00%	100.00%
Trade receivables, total (ThU.S.$)	531,881	28,469	899	309	18	846	22	34	389	12,311	575,178
Allowance for doubtful accounts, total (ThU.S.$)	-	-	9	31	3	88	2	34	387	12,205	12,759

Arauco does not conduct rescheduling or renegotiations with its clients that imply an amendment to the maturity of the invoices and, should it be necessary, any debt renegotiation with a client shall be analyzed on a case-by-case basis and subjected to the approval of the Corporate Finance Division.

Regarding the loss allowance provision for trade receivables and others, below we provide detail for the movements as of December 31, 2019 and 2018:

	December 2019	December 2018
	ThU.S.$	ThU.S.$
Opening balance at January 1 - under IAS 39	(15,147)	(17,785)
Amounts restated through opening retained earnings	-	(2,875)
Opening loss allowance as at January 1, 2018 - under IFRS 9	(15,147)	(20,660)
Increase in loan loss allowance recognised in profit or loss during the year	(2,506)	(5,027)
Receivables written off during the year as uncollectible	163	8,620
Unused amount reversed	1,122	1,920
Closing balance	(16,368)	(15,147)

Currently there is a policy for provisions for doubtful accounts receivable under IFRS for all the Arauco group companies.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited Consolidated Financial Statements December 31, 2019 Amounts in thousands of U.S. dollars, except as indicated

Explanation regarding the Sales Risk with Letters of Credit

The sales with letters of credit mainly occur in markets in Asia and the Middle East. Periodically, a credit assessment is conducted regarding the banks that issue the letters of credit with the purpose of obtaining their score over the basis of risk-qualification ratings, country-specific risk and financial statements. The decision of approving the issuing bank or asking for confirmation of the letter of credit is made in consideration to this assessment.

Explanation of the Sales Risk with Credit Line

Sales on credit are subject to the credit limit for each customer. The approval or rejection of a credit limit for all term sales is conducted by the Corporate Credit Sub-Division, as well as by the Credit and Collections area for North America, Brazil and Argentina, which report to the Corporate Finance Division. The regulations and procedures applicable for the correct control and risk management over the sales on credit are ruled by the Credit Policy.

A procedure that must be applied by all the companies of the Arauco group has been established for the approval and/or modification of client credit lines. Credit line requests are entered to the SAP that analyzes all available information. Afterwards, the same are either approved or rejected in each one of the internal committees of each company belonging to the Arauco group, depending on the maximum amount authorized by the Credit Policy. Lines of credit are renewed during this internal process on a yearly basis.

All sales are automatically controlled by a credit verification system, which has been configured to block any orders from clients who are delinquent in a given percentage of a debt and/or from clients whose line of credit, as of the time of the product’s shipping, has been exceeded or is overdue.

In order to minimize the credit risk for term or Open Account sales, it is Arauco’s policy to take out insurance to cover the export sales of companies Celulosa Arauco y Constitución S.A., Maderas Arauco S.A., Forestal Arauco S.A., Arauco Argentina S.A., and Arauco do Brasil S.A., as well as the domestic sales of Arauco Europe Coöperatief U.A., Arauco Argentina S.A., Araucomex S.A. de C.V., Arauco Industria de México, S.A. de C.V., Arauco Colombia S.A., Arauco Perú S.A., Arauco North America, Inc., Arauco Canada Ltd., Celulosa Arauco y Constitución S.A., Maderas Arauco S.A., Arauco Florestal Arapoti, Arauco Forest Brasil S.A., Arauco do Brasil S.A., Arauco Industria de Paineis Ltda. and Arauco Nutrientes SPA. Arauco works with credit insurance company Euler Hermes World Agency (Aa3 rating, as per risk rating companies Moody’s and AA by S&P). The company grant a 90% coverage over the amount of each invoice, without deductibles, for registered clients and of 90% for non-registered clients (*).

(*) Non-registered clients are those whose lines are under ThU.S.$ 100 (equivalent currency of their invoicing) of the local sales of companies Arauco Perú S.A., Arauco Colombia S.A., Araucomex S.A. de C.V, Arauco Industria de México, S.A. de C.V., Arauco do Brasil S.A., Arauco Argentina S.A. and Maderas Arauco S.A. Lines in excess of the aforesaid amounts correspond to registered clients.

As another way of minimizing risk and supporting a line of credit approved by the Credit Committee, Arauco holds guarantees such as mortgages, pledges, Standby letters of credit, bank performance bonds, checks, promissory notes, loans or any other that could be required under the laws of each country. The total amount held in guarantees amounts to ThU.S.$105,220, effective as of December 2019, as summarized in the following chart. The procedure for guarantees is regulated by Arauco’s Policy on Guarantees, whose purpose is to control their accounting, due date and custody.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited Consolidated Financial Statements December 31, 2019 Amounts in thousands of U.S. dollars, except as indicated

Guarantees Arauco Group (ThU.S.$)
Guarantees Debtors (received from clients)
Certificate of deposits	7,107	6.8%
Standby	12,667	12.0%
Promissory notes	78,109	74.2%
Finance	2,883	2.7%
Mortgage	2,936	2.8%
Pledge	118	0.1%
Promissory notes	1,400	1.4%
Total Guarantees	105,220	100.0%

The maximum exposure to credit risk is limited to the value at amortized cost of the Debtors’ account for sales registered as of the date of this report, minus the percentage of sales insured by the aforementioned credit insurance companies and the guarantees granted in favor of Arauco.

In summary, the open account debt covered by the various insurance policies and guarantees amounts to 95.4% and, therefore, Arauco’s portfolio exposure amounts to 4.6%.

Secured Open Accounts Receivable	ThU.S.$	%
Total open accounts receivable	402,873	100.0%
Secured receivables (*)	384,341	95.4%
Unsecured receivables	18,532	4.6%

(*) Insured Debt is deemed to be the portion of accounts receivable that is covered by a credit company or by guarantees such as standby letters of credit, mortgages, performance bonds, among others

Investment Policy:

Arauco has an Investment Policy which identifies and limits the financial instruments and the entities into which the Arauco companies, in particular Celulosa Arauco y Constitucion S.A., are authorized to invest. The Company’s Treasury Department is centralized with operations in Chile. The Head Office is responsible for carrying out investments, cash flow surplus investments, and short and long-term debt subscriptions. Exceptions to this rule apply to short and long-term debt, and will be for specific investments made through other companies where authorization is required from the Chief Financial Officer.

For financial instruments, the only permitted investments are fixed income investments with adequate liquidity. Each instrument has defined classifications and limits, depending on duration and type of issuer.

Regarding intermediaries (such as banks, securities brokers and dealers of mutual funds that are bank affiliates), a scoring methodology is used to determine the relative degree of risk of each intermediary based on their financial position and assign score points that result in a credit risk rating to each intermediary. Arauco uses this scoring system to determine its investment limits for each intermediary.

The required information to evaluate the various criteria are obtained from published financial statements from the banks under evaluation and from the credit risk ratings of short and long-term debt securities obtained from rating agencies authorized by the Superintendence of Banks and Financial Institutions (Fitch Ratings Chile, Humphreys and Feller Rate).

Any necessary exceptions regarding investment limits in each particular instrument or entity must have the authorization from Arauco’s Chief Financial Officer.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited Consolidated Financial Statements December 31, 2019 Amounts in thousands of U.S. dollars, except as indicated

23.10.2 Type of Risk:  Liquidity Risk

Description

This risk corresponds to Arauco’s ability to fulfill its financial obligations upon maturity.

Explanation of Liquidity Risk Exposure and How This Risk Arises

Arauco’s exposure to liquidity risk is mainly from its obligations to bondholders, banks and financial institutions, creditors and other payables. Liquidity risk may arise if Arauco is unable to meet the net cash flow requirements, which sustain its operations under both normal and exceptional circumstances.

Explanation of Objectives, Policies and Processes for Risk Management, and Measurement Methods

The Financial Management Department monitors on an ongoing basis the Company’s cash flow forecasts based on short and long-term forecasts and available financing alternatives. In order to manage the risk level of financial assets, Arauco follows its investment policy.

The following tables detail Arauco’s liquidity analysis for its financial liabilities as of December 31, 2019 and 2018. The tables have been drawn up based on the contractual undiscounted cash outflows and their remaining contractual maturities:

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited Consolidated Financial Statements December 31, 2019 Amounts in thousands of U.S. dollars, except as indicated

December 31, 2019				Maturity							Total		Effective rate	Nominal rate
				Up to 3	3 to 12	1 to 2	2 to 3	3 to 4	4 to 5	More than 5		Non
				months	months	years	years	years	years	years	Current	Current
Tax ID	Name	Currency	Loans with banks	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. Dollars	Scotiabank	3,179	3,014	5,979	5,979	205,979	-	-	6,193	217,937	3.14%	Libor 6M + 1.1%
93.458.000-1	Celulosa Arauco y Constitución S.A.	Euros	BNP Paribas / ECA	-	1,209	7,792	14,316	14,175	14,038	68,044	1,209	118,365	1.06%	1.06%
-	Zona Franca Punta Pereira	U.S. Dollars	Banco Interamericano de Desarrollo A	1,216	1,196	2,325	2,238	2,152	-	-	2,412	6,715	4.10%	Libor 6M + 2.05%
-	Zona Franca Punta Pereira	U.S. Dollars	Banco Interamericano de Desarrollo B	2,906	2,852	-	-	-	-	-	5,758	-	3.85%	Libor 6M + 1.80%
-	Celulosa y Energía Punta Pereira	U.S. Dollars	Banco Interamericano de Desarrollo A	4,919	4,838	9,403	9,052	8,702	-	-	9,757	27,157	4.10%	Libor 6M + 2.05%
-	Celulosa y Energía Punta Pereira	U.S. Dollars	Banco Interamericano de Desarrollo B	11,754	11,536	-	-	-	-	-	23,290	-	3.85%	Libor 6M + 1.80%
-	Celulosa y Energía Punta Pereira	U.S. Dollars	Finnvera/Finnish Export Credit	26,366	26,008	50,823	49,286	24,065	-	-	52,374	124,174	3.20%	3.20%
-	Eufores S.A.	U.S. Dollars	BBVA	-	14,222	-	-	-	-	-	14,222	-	3.22%	Libor 6M + 1.30%
-	Eufores S.A.	U.S. Dollars	Banco República Oriental del Uruguay	-	27,328	-	-	-	-	-	27,328	-	3.22%	Libor 6M + 1.30%
-	Eufores S.A.	U.S. Dollars	Citibank	-	4,062	-	-	-	-	-	4,062	-	3.14%	Libor 6M + 1.25%
-	Eufores S.A.	U.S. Dollars	ITAU	-	12,695	-	-	-	-	-	12,695	-	3.20%	Libor 6M + 1.30%
-	Eufores S.A.	U.S. Dollars	Heritage	1,361	-	-	-	-	-	-	1,361	-	3.21%	Libor 3M + 1.30%
-	Eufores S.A.	U.S. Dollars	Santander	20,328	-	-	-	-	-	-	20,328	-	3.29%	Libor 6M + 1.30%
-	Eufores S.A.	U.S. Dollars	Santander	-	5,080	-	-	-	-	-	5,080	-	3.21%	Libor 6M + 1.30%
-	Eufores S.A.	U.S. Dollars	Scotiabank	-	2,541	-	-	-	-	-	2,541	-	3.22%	Libor 6M + 1.30%
-	Arauco Forest Brasil S.A.	Brazilian Real	Banco Votorantim	-	27	291	278	-	-	-	27	569	5.00%	5.00%
-	Arauco Forest Brasil S.A.	Brazilian Real	BNDES Subcrédito A	7	63	185	130	-	-	-	70	315	8.48%	TJLP + 2.91%
-	Arauco Forest Brasil S.A.	Brazilian Real	BNDES Subcrédito B	5	39	112	78	-	-	-	44	190	9.48%	TJLP + 3.91%
-	Arauco Forest Brasil S.A.	U.S. Dollars	BNDES Subcrédito C	5	43	159	124	-	-	-	48	283	7.22%	Cesta + 2.91%
-	Arauco Forest Brasil S.A.	Brazilian Real	BNDES Subcrédito D	6	45	127	87	-	-	-	51	214	10.68%	TJLP + 5.11%
-	Arauco Florestal Arapoti S.A.	Brazilian Real	Banco Votorantim	-	30	328	313	-	-	-	30	641	5.00%	5.00%
-	Mahal Empreendimentos e Participações S.A.	Brazilian Real	BNDES Subcrédito E-I	658	1,279	-	-	-	-	-	1,937	-	8.48%	TJLP + 3.91%
-	Mahal Empreendimentos e Participações S.A.	Brazilian Real	BNDES Subcrédito F-J	397	769	-	-	-	-	-	1,166	-	9.48%	TJLP + 3.91%
-	Mahal Empreendimentos e Participações S.A.	Brazilian Real	BNDES Subcrédito H-L	444	858	-	-	-	-	-	1,302	-	10.68%	TJLP + 5.11%
-	Mahal Empreendimentos e Participações S.A.	U.S. Dollars	BNDES Subcrédito G-K	537	1,217	-	-	-	-	-	1,754	-	7.22%	Cesta + 2.91%
-	Arauco North America, Inc.	U.S. Dollars	Banco del Estado de Chile - NY Branch	-	10,895	40,563	39,480	38,396	213,803	-	10,895	332,242	3.56%	Libor 6M + 1.65%
			Total	74,088	131,846	118,087	121,361	293,469	227,841	68,044	205,934	828,802

December 31, 2019				Maturity							Total		Effective rate	Nominal rate
				Up to 3 months	3 to 12 months	1 to 2 years	2 to 3 years	3 to 4 years	4 to 5 years	More than 5 years	Current	Non Current

Tax ID	Name	Currency	Bonds	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.F.	Barau-F	-	33,928	32,916	31,904	30,892	29,880	134,219	33,928	259,811	4.25%	4.25%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.F.	Barau-J	3,047	192,098	-	-	-	-	-	195,145	-	3.25%	3.25%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.F.	Barau-P	-	7,488	7,488	24,504	23,823	23,143	160,636	7,488	239,594	4.00%	4.00%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.F.	Barau-Q	-	19,609	9,593	-	-	-	-	19,609	9,593	3.00%	3.00%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.F.	Barau-R	-	6,746	6,746	6,746	6,746	6,746	259,880	6,746	286,864	3.60%	3.60%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.F.	Barau-S	-	4,510	4,510	4,510	4,510	4,510	198,071	4,510	216,111	2.40%	2.40%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.F.	Barau-W	-	2,370	2,370	2,370	2,370	2,370	122,909	2,370	132,389	2.10%	2.10%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.F.	Barau-X	-	5,577	5,577	5,577	5,577	5,577	313,926	5,577	336,234	2.70%	2.70%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. Dollars	Yankee 2019	-	-	-	-	-	-	-	-	-	7.25%	7.25%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. Dollars	Yankee 2021	-	-	-	-	-	-	-	-	-	5.00%	5.00%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. Dollars	Yankee 2022	2,996	2,996	5,993	129,164	-	-	-	5,992	135,157	4.75%	4.75%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. Dollars	Yankee 2024	11,250	11,250	22,500	22,500	22,500	522,500	-	22,500	590,000	4.50%	4.50%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. Dollars	Yankee 2027	-	19,375	19,375	19,375	19,375	19,375	558,125	19,375	635,625	3.88%	3.88%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. Dollars	Yankee 2047	-	22,000	22,000	22,000	22,000	22,000	906,000	22,000	994,000	5.50%	5.50%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. Dollars	Yankee 2029	-	21,250	21,250	21,250	21,250	21,250	595,625	21,250	680,625	4.25%	4.25%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. Dollars	Yankee 2049	-	27,500	27,500	27,500	27,500	27,500	1,173,750	27,500	1,283,750	5.50%	5.50%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. Dollars	Yankee 2030	5,250	10,500	21,000	21,000	21,000	21,000	615,500	15,750	699,500	4.25%	4.25%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. Dollars	Yankee 2050	6,438	12,875	25,750	25,750	25,750	25,750	1,156,625	19,313	1,259,625	5.50%	5.50%
-	Prime-Line, Inc.	U.S. Dollars	Bond ADFA 2014	128	384	512	512	512	512	2,005	512	4,053	4.84%	4.84%
-	Prime-Line, Inc.	U.S. Dollars	Bond ADFA 2013	38	114	152	149	112	-	-	152	413	4.00%	4.00%
				29,147	400,570	235,232	364,811	233,917	732,113	6,197,271	429,717	7,763,344

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited Consolidated Financial Statements December 31, 2019 Amounts in thousands of U.S. dollars, except as indicated

December 31, 2019				Maturity							Total
			Underlying asset class	Up to 3 months	3 to 12 months	1 to 2 years	2 to 3 years	3 to 4 years	4 to 5 years	More than 5 years	Current	Non Current
Tax ID	Name	Currency		ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
85.805.200-9	Forestal Arauco S.A.	U.F.	Motor vehicles	465	1,462	1,932	1,459	977	528	649	1,927	5,545
85.805.200-9	Forestal Arauco S.A.	U.F.	Other property, plant and equipment	4,644	9,357	7,576	3,823	38	-	-	14,001	11,437
85.805.200-9	Forestal Arauco S.A.	Chilean pesos	Lands	-	16	16	16	16	16	190	16	254
85.805.200-9	Forestal Arauco S.A.	Chilean pesos	Other property, plant and equipment	860	2,431	885	259	74	-	-	3,291	1,218
-	Arauco Argentina	U.S. Dollars	Buildings and constructions	122	361	450	35	-	-	-	483	485
-	Arauco Argentina	U.S. Dollars	IT equipment	13	39	53	35	-	-	-	52	88
-	Arauco Argentina	U.S. Dollars	Other property, plant and equipment	347	1,040	1,386	1,386	1,002	668	-	1,387	4,442
-	Arauco Argentina	U.S. Dollars	Motor vehicles	382	1,145	1,162	809	684	297	-	1,527	2,952
-	Arauco Industria de Paineis S.A.	Brazilian Real	Other property, plant and equipment	192	577	722	288	-	-	-	769	1,010
-	Arauco Industria de Paineis S.A.	Brazilian Real	Motor vehicles	4	13	17	10	-	-	-	17	27
-	Arauco Forest Brasil S.A.	Brazilian Real	IT equipment	6	17	18	11	-	-	-	23	29
-	Arauco Forest Brasil S.A.	Brazilian Real	Lands	871	2,612	3,193	3,483	3,483	9,579	-	3,483	19,738
-	Novo Oeste Gestao de Ativos Florestais S.A.	Brazilian Real	Lands	595	1,389	-	-	-	-	-	1,984	-
-	Arauco Florestal Arapoti S.A.	Brazilian Real	IT equipment	6	17	18	-	-	-	-	23	18
-	Arauco do Brasil S.A.	Brazilian Real	Buildings and constructions	272	655	454	393	376	94	-	927	1,317
93.458.000-1	Celulosa Arauco y Constitucion S.A.	U.F.	Buildings and constructions	407	1,217	1,582	1,477	1,082	-	-	1,624	4,141
93.458.000-1	Celulosa Arauco y Constitucion S.A.	U.F.	Motor vehicles	201	593	670	558	288	131	106	794	1,753
93.458.000-1	Celulosa Arauco y Constitucion S.A.	Chilean pesos	Buildings and constructions	19	58	70	70	17	-	-	77	157
93.458.000-1	Celulosa Arauco y Constitucion S.A.	U.S. Dollars	Other property, plant and equipment	1,612	-	1,612	-	-	-	-	1,612	1,612
93.458.000-1	Celulosa Arauco y Constitucion S.A.	Chilean pesos	Motor vehicles	4,800	14,399	19,199	19,199	6,651	-	-	19,199	45,049
93.458.000-1	Celulosa Arauco y Constitucion S.A.	U.S. Dollars	Motor vehicles	45	136	181	30	-	-	-	181	211
-	Arauco North America, Inc.	U.S. Dollars	Lands	1	4	193	83	-	-	-	5	276
-	Arauco North America, Inc.	U.S. Dollars	Buildings and constructions	15	55	2,741	1,303	1,335	1,367	4,415	70	11,161
-	Arauco North America, Inc.	U.S. Dollars	Motor vehicles	-	2	80	52	40	-	-	2	172
-	Arauco Canada Limited	Canadian Dollars	Other property, plant and equipment	2	3	142	-	-	-	-	5	142
-	Arauco Canada Limited	Canadian Dollars	Motor vehicles	-	2	83	72	-	-	-	2	155
-	Celulosa y Energía Punta Pereira	U.S. Dollars	Buildings and constructions	1,477	4,432	5,909	5,909	5,909	5,909	76,821	5,909	100,457
-	Celulosa y Energía Punta Pereira	U.S. Dollars	Other property, plant and equipment	262	786	373	373	373	373	7,275	1,048	8,767
-	Eufores S.A.	U.S. Dollars	Lands	546	1,637	5,383	5,240	5,057	4,752	34,676	2,183	55,108
-	Eufores S.A.	U.S. Dollars	Other property, plant and equipment	306	917	1,222	1,222	1,222	1,222	3,667	1,223	8,555
-	Eufores S.A.	U.S. Dollars	Buildings and constructions	119	358	280	117	117	49	-	477	563
96.510.970-6	Maderas Arauco S.A.	Chilean pesos	Motor vehicles	3,804	11,411	13,487	12,093	5,545	-	-	15,215	31,125
96.510.970-6	Maderas Arauco S.A.	U.F.	Motor vehicles	126	359	413	319	97	26	7	485	862
96.510.970-6	Maderas Arauco S.A.	U.F.	Lands	-	5	5	5	5	5	55	5	75
-	Arauco Colombia S.A.	U.S. Dollars	Buildings and constructions	10	31	10	-	-	-	-	41	10
-	Arauco Colombia S.A.	U.S. Dollars	Fixed facilities and accessories	137	411	548	-	-	-	-	548	548
-	Arauco Europe Cooperatief U.A.	Euros	Motor vehicles	7	17	12	11	7	-	-	24	30
-	Araucomex S.A. de C.V.	Mexican pesos	Buildings and constructions	549	614	1,933	1,932	1,834	1,784	904	1,163	8,387
-	Araucomex S.A. de C.V.	U.S. Dollars	Buildings and constructions	125	125	80	-	-	-	-	250	80
-	Arauco Industria de México, S.A. de C.V.	Mexican pesos	Motor vehicles	-	772	578	-	-	-	-	772	578
-	Arauco Industria de México, S.A. de C.V.	U.S. Dollars	Motor vehicles	-	139	404	404	-	-	-	139	808
-	Arauco Industria de México, S.A. de C.V.	Mexican pesos	Buildings and constructions	-	-	8	8	8	3	-	-	27
-	Arauco Industria de México, S.A. de C.V.	Mexican pesos	Lands	-	-	5	-	-	-	-	-	5
-	Arauco Industria de México, S.A. de C.V.	U.S. Dollars	Lands	-	-	318	291	-	-	-	-	609
-	Araucomex Servicios S.A. de C.V.	U.S. Dollars	Buildings and constructions	-	-	277	277	277	93	-	-	924
-	Araucomex Servicios S.A. de C.V.	U.S. Dollars	Motor vehicles	-	25	110	58	16	-	-	25	184
96.637.330-K	Servicios Logisticos Arauco S.A.	U.F.	Motor vehicles	22	67	79	65	15	-	-	89	159
79.990.550-7	Investigaciones Forestales Bioforest S.A.	U.F.	Lands	-	22	22	22	22	22	109	22	197
79.990.550-7	Investigaciones Forestales Bioforest S.A.	U.F.	Motor vehicles	30	75	56	35	20	5	-	105	116
			Total	23,401	59,803	75,947	63,232	36,587	26,923	128,874	83,204	331,563

As part of the policy of Arauco, it considers compliance with all Accounts Payable, whether with related (see Note 13) or third parties, within a period not exceeding 30 days.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited Consolidated Financial Statements December 31, 2019 Amounts in thousands of U.S. dollars, except as indicated

December 31, 2018				Maturity							Total		Effective rate	Nominal rate
				Up to 3	3 to 12	1 to 2	2 to 3	3 to 4	4 to 5	More than 5		Non
			Name - Country	months	months	years	years	years	years	years	Current	Current
Tax ID	Name	Currency	Loans with banks	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. Dollars	Scotiabank- Chile	-	1,930	7,951	7,951	7,951	206,584	-	1,930	230,437	3.70%	Libor + 1.10%
-	Arauco Argentina S.A.	U.S. Dollars	Banco Bice	5,040	-	-	-	-	-	-	5,040	-	2.10%	2.10%
-	Arauco Argentina S.A.	U.S. Dollars	Banco Macro	10,054	-	-	-	-	-	-	10,054	-	6.00%	6.00%
-	Arauco Argentina S.A.	U.S. Dollars	BBVA	-	13,071	-	-	-	-	-	13,071	-	5.90%	5.90%
-	Zona Franca Punta Pereira S.A.	U.S. Dollars	Interamerican Development Bank	1,184	1,032	2,435	2,335	2,233	2,126	-	2,216	9,129	4.62%	Libor + 2.05%
-	Zona Franca Punta Pereira S.A.	U.S. Dollars	Interamerican Development Bank	2,940	2,786	5,701	-	-	-	-	5,726	5,701	4.37%	Libor + 1.80%
-	Zona Franca Punta Pereira S.A.	U.S. Dollars	BBVA	-	14,103	-	-	-	-	-	14,103	-	4.06%	Libor + 1.30%
-	Zona Franca Punta Pereira S.A.	U.S. Dollars	Citibank	-	4,517	-	-	-	-	-	4,517	-	4.19%	Libor + 1.25%
-	Zona Franca Punta Pereira S.A.	U.S. Dollars	Scotiabank	-	2,509	-	-	-	-	-	2,509	-	4.39%	Libor + 1.50%
-	Celulosa y Energía Punta Pereira S.A.	U.S. Dollars	Banco Interamericano de Desarrollo	4,770	4,179	9,826	9,411	9,008	8,605	-	8,949	36,850	4.62%	Libor + 2.05%
-	Celulosa y Energía Punta Pereira S.A.	U.S. Dollars	Banco Interamericano de Desarrollo	11,871	11,274	23,035	-	-	-	-	23,145	23,035	4.37%	Libor + 1.80%
-	Celulosa y Energía Punta Pereira S.A.	U.S. Dollars	Finnish Export Credit	24,850	21,578	49,484	47,930	47,207	23,562	-	46,428	168,183	3.20%	3.20%
-	Eufores S.A.	U.S. Dollars	Banco República Oriental de Uruguay	8	27,073	-	-	-	-	-	27,081	-	4.12%	Libor + 1.3%
-	Eufores S.A.	U.S. Dollars	Citibank	3	-	-	-	-	-	-	3	-	3.43%	Libor + 2%
-	Eufores S.A.	U.S. Dollars	Banco Itaú -Uruguay	24	12,511	-	-	-	-	-	12,535	-	4.17%	Libor + 1.75%
-	Eufores S.A.	U.S. Dollars	Heritage	1,352	-	-	-	-	-	-	1,352	-	4.30%	Libor + 1.75%
-	Eufores S.A.	U.S. Dollars	Banco Santander	20,235	5,021	-	-	-	-	-	25,256	-	3.86%	Libor + 1.3%
-	Arauco Do Brasil S.A.	Brazilian Real	Banco Santander	21	64	48	6	-	-	-	85	54	9.50%	9.50%
-	Arauco Do Brasil S.A.	Brazilian Real	Banco Alfa	17	48	64	64	5	-	-	65	133	10.35%	TJLP +2%+ spread 1.75%
-	Arauco Florestal Arapoti S.A.	Brazilian Real	Banco Itaú	3	-	-	-	-	-	-	3	-	7.00%	3.50%
-	Arauco Florestal Arapoti S.A.	Brazilian Real	Banco Bradesco	9	22	-	-	-	-	-	31	-	6.00%	6.00%
-	Arauco Florestal Arapoti S.A.	Brazilian Real	Banco Votorantim	14	-	-	310	310	-	-	14	620	5.00%	5.00%
-	Arauco Florestal Arapoti S.A.	Brazilian Real	Banco Safra	18	-	-	-	-	-	-	18	-	6.00%	6.00%
-	Arauco Florestal Arapoti S.A.	Brazilian Real	Banco Safra	6	17	23	10	-	-	-	23	33	10.00%	10.00%
-	Arauco Florestal Arapoti S.A.	Brazilian Real	Banco Santander	3	14	136	44	44	-	-	17	224	8.38%	8.38%
-	Arauco Florestal Arapoti S.A.	Brazilian Real	Banco Santander	34	33	50	129	129	-	-	67	308	10.32%	10.32%
-	Arauco Florestal Arapoti S.A.	Brazilian Real	Banco Santander	4	11	14	11	2	-	-	15	27	10.47%	10.49%
-	Arauco Forest Brasil S.A.	Brazilian Real	Banco Bradesco	21	23	24	24	14	-	-	44	62	9.00%	9.00%
-	Arauco Forest Brasil S.A.	U.S. Dollars	Banco Alfa	2	7	9	5	-	-	-	9	14	17.00%	Cesta+2%+spread 1.8%
-	Arauco Forest Brasil S.A.	Brazilian Real	Banco Alfa	5	14	19	10	-	-	-	19	29	0.22%	TJLP +2%+Spread 1.8%
-	Arauco Forest Brasil S.A.	Brazilian Real	Banco Votorantim - Brazil	162	198	-	276	276	-	-	360	552	16.00%	TJLP +1.8%+Spread 2%
-	Arauco Forest Brasil S.A.	U.S. Dollars	Banco Votorantim - Brazil	34	45	-	-	-	-	-	79	-	10.40%	Cesta+1.3%+spread 2%
-	Arauco Forest Brasil S.A.	Brazilian Real	Banco Bndes Subcrédito A-B-D	3	-	98	394	295	-	-	3	787	21.78%	TJLP + 2.91%
-	Arauco Forest Brasil S.A.	U.S. Dollars	Banco Bndes Subcrédito C	5	-	24	145	120	-	-	5	289	15.22%	Cesta+2.91%
-	Arauco Forest Brasil S.A.	Brazilian Real	Banco Santander	43	58	181	173	138	-	-	101	492	8.67%	8.67%
-	Mahal Emprendimientos Pat. S.A.	Brazilian Real	Bndes Subcrédito E-I	663	1,946	1,946	-	-	-	-	2,609	1,946	19.78%	TJLP + 2.91%
-	Mahal Emprendimientos Pat. S.A.	Brazilian Real	Bndes Subcrédito F-J	399	1,167	1,167	-	-	-	-	1,566	1,167	21.78%	TJLP + 3.91%
-	Mahal Emprendimientos Pat. S.A.	U.S. Dollars	Bndes Subcrédito G-K	520	1,528	1,697	-	-	-	-	2,048	1,697	15.22%	Cesta + 2.91%
-	Mahal Emprendimientos Pat. S.A.	Brazilian Real	Bndes Subcrédito H-L	444	1,297	1,297	-	-	-	-	1,741	1,297	24.18%	TJLP + 5.11%
-	Mahal Emprendimientos Pat. S.A.	Brazilian Real	Banco Santander	6	18	23	23	-	-	-	24	46	21.96%	TJLP +2%+Spread 2%
-	Mahal Emprendimientos Pat. S.A.	U.S. Dollars	Banco Santander	3	9	13	12	-	-	-	12	25	17.40%	Cesta+2%+Spread 2%
-	Novo Oeste Gestao de Ativos Florestais S.A.	Brazilian Real	Banco Santander	5	18	24	24	2	-	-	23	50	21.96%	TJLP +2%+Spread 2%
-	Novo Oeste Gestao de Ativos Florestais S.A.	U.S. Dollars	Banco Santander	3	9	13	13	2	-	-	12	28	17.40%	TJLP +2%+Spread 2%
-	Flakeboard Company Ltd.	U.S. Dollars	Banco del Estado de Chile	-	2,141	13,164	41,497	40,184	38,872	203,906	2,141	337,623	3.00%	Libor + 1.65%
			Total	84,778	130,271	118,466	110,797	107,920	279,749	203,906	215,049	820,838

December 31, 2018				Maturity							Total		Effective rate	Nominal rate
			Name - Country	Up to 3 months	3 to 12 months	1 to 2 years	2 to 3 years	3 to 4 years	4 to 5 years	More than 5 years	Current	Non Current

Tax ID	Name	Currency	Bonds	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.F.	Barau-F	-	19,425	25,413	24,656	23,899	23,143	116,673	19,425	213,784	4.24%	4.21%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.F.	Barau-F	-	7,770	10,189	9,884	9,579	9,274	47,339	7,770	86,265	4.25%	4.21%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.F.	Barau-J	2,132	-	204,731	-	-	-	-	2,132	204,731	3.23%	3.22%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.F.	Barau-P	-	1,004	7,857	7,857	25,713	24,999	193,697	1,004	260,123	3.96%	3.96%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.F.	Barau-Q	-	20,207	20,576	10,398	-	-	-	20,207	30,974	2.96%	2.98%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.F.	Barau-R	-	1,770	7,079	7,079	7,079	7,079	278,892	1,770	307,208	3.57%	3.57%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.F.	Barau-S	-	592	4,733	4,733	4,733	4,733	204,991	592	223,923	2.44%	2.40%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.F.	Barau-W	-	559	2,487	2,487	2,487	2,487	127,578	559	137,526	2.12%	2.09%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.F.	Barau-X	-	1,317	5,853	5,853	5,853	5,853	326,508	1,317	349,920	2.70%	2.68%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. Dollars	Yankee Bonds 2019	6,168	202,643	-	-	-	-	-	208,811	-	7.26%	7.25%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. Dollars	Yankee 2021	4,422	-	10,013	204,527	-	-	-	4,422	214,540	5.02%	5.00%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. Dollars	Yankee 2022	5,705	-	12,153	12,153	259,785	-	-	5,705	284,091	4.77%	4.75%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. Dollars	Yankee 2024	9,375	-	22,500	22,500	22,500	22,500	527,024	9,375	617,024	4.52%	4.50%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. Dollars	Yankee 2027	-	3,175	19,375	19,375	19,375	19,375	564,559	3,175	642,059	3.90%	3.88%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. Dollars	Yankee 2047	-	3,607	22,000	22,000	22,000	22,000	921,388	3,607	1,009,388	5.50%	5.50%
			Total	27,802	262,069	374,959	353,502	403,003	141,443	3,308,649	289,871	4,581,556

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited Consolidated Financial Statements December 31, 2019 Amounts in thousands of U.S. dollars, except as indicated

December 31, 2018				Maturity							Total
			Name - Country	Up to 3 months	3 to 12 months	1 to 2 years	2 to 3 years	3 to 4 years	4 to 5 years	More than 5 years	Current	Non Current
Tax ID	Name	Currency	Lease	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
85.805.200-9	Forestal Arauco S.A.	U.F.	Banco Santander	148	410	599	599	-	-	-	558	1,198
85.805.200-9	Forestal Arauco S.A.	U.F.	Banco Scotiabank	1,288	3,158	2,368	2,368	478	478	-	4,446	5,692
85.805.200-9	Forestal Arauco S.A.	U.F.	Banco Estado	639	1,885	989	989	-	-	-	2,524	1,978
85.805.200-9	Forestal Arauco S.A.	U.F.	Banco de Chile	1,998	8,891	3,618	3,618	1,556	1,556	-	10,889	10,348
85.805.200-9	Forestal Arauco S.A.	U.F.	Banco BBVA	545	273	-	-	-	-	-	818	-
85.805.200-9	Forestal Arauco S.A.	U.F.	Banco Credito e Inversiones	1,313	5,351	2,897	2,897	3,220	3,220	-	6,664	12,234
85.805.200-9	Forestal Arauco S.A.	Chilean pesos	Banco Chile	284	690	520	520	-	-	-	974	1,040
85.805.200-9	Forestal Arauco S.A.	Chilean pesos	Banco Credito e Inversiones	679	2,036	1,484	1,484	-	-	-	2,715	2,968
85.805.200-9	Forestal Arauco S.A.	Chilean pesos	Banco Scotiabank	371	957	673	673	233	234	-	1,328	1,813
			Total	7,265	23,651	13,148	13,148	5,487	5,488	-	30,916	37,271

As part of the policy of Arauco, it considers compliance with all Accounts Payable, whether with related (see Note 13) or third parties, within a period not exceeding 30 days.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited Consolidated Financial Statements December 31, 2019 Amounts in thousands of U.S. dollars, except as indicated

Guarantees

As of the date of these consolidated financial statements, Arauco has financial assets of approximately MU.S.$40 that have been pledged to third parties (beneficiaries), as direct guarantee. If Arauco does not fulfill its obligations, the guarantors could execute the guarantees.

As of December 31, 2019, the total assets pledged as an indirect guarantee were MU.S.$543. In contrast to direct guarantees, indirect guarantees are given to secure obligations assumed by a third party.

On September 29, 2011, Arauco entered into a Security Agreement under which it granted a non-joint guarantee limited to 50% of the obligations of the Uruguayan companies (joint ventures) Celulosa y Energía Punta Pereira S.A. and Zona Franca Punta Pereira S.A., under the IDB Facility Agreement in the amount of up to MU.S.$454 and the Finnevera Guaranteed Facility Agreement in the amount of up to MU.S.$900. Both loan agreements were signed with the International Development Bank. Such guarantee is included in the table below, under indirect guarantees.

Direct and indirect guarantees granted by Arauco:

DIRECT

Subsidiary	Guarantee	Assets Pledged	Currency	ThU.S.$	Guarantor
Celulosa Arauco y Constitución S.A.	Guarantee letter	-	Chilean Pesos	488	Directorate General of Maritime Territory and Merchant Marine
Celulosa Arauco y Constitución S.A.	Guarantee letter	-	Chilean Pesos	209	Directorate General of Maritime Territory and Merchant Marine
Arauco Forest Brasil S.A.	Mortgage Industrial Plant of Jaguariaíva of Arauco do Brasil	Property plant and equipment	Brazilian Real	38,036	BNDES
Arauco Forest Brasil S.A.	Endorsement of Arauco do Brasil	-	Brazilian Real	529	Bank Votorantim S.A.
Arauco Florestal Arapoti S.A.	Endorsement of Arauco do Brasil	-	Brazilian Real	597	Bank Votorantim S.A.
		Total		39,859

INDIRECT

Subsidiary	Guarantee	Assets Pledged	Currency	ThU.S.$	Guarantor
Celulosa Arauco y Constitución S.A.	Suretyship not supportive and cumulative	-	U.S. Dollar	236,117	Joint Ventures (Uruguay)
Celulosa Arauco y Constitución S.A.	Full Guarantee	-	U.S. Dollar	300,000	Arauco North America, Inc. (USA)
Celulosa Arauco y Constitución S.A.	Guarantee letter	-	U.S. Dollar	1,996	Arauco Forest Brasil y Mahal (Brasil)
Celulosa Arauco y Constitución S.A.	Guarantee letter	-	Brazilian Real	5,029	Arauco Forest Brasil y Mahal (Brasil)
		Total		543,142

23.10.3 Type of Risk: Market Risk – Exchange Rate

Description

Market risk arises from the probability of being affected by losses from fluctuations in currencies exchange rates in which assets and liabilities are denominated, in a functional currency other than the functional currency of Arauco.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited Consolidated Financial Statements December 31, 2019 Amounts in thousands of U.S. dollars, except as indicated

Explanation of Currency Risk Exposure and How This Risk Arises

Arauco is exposed to the foreign currency risk from currency fluctuations arising from sales, purchases and obligations undertaken in foreign currencies, such as the Chilean Peso, Euro, Brazilian Real or other foreign currencies. In the case of significant exchange rate variations, the Chilean Peso is the currency that represents the main currency risk. See Note 11 for details assets and liabilities classified by currency.

Explanation of Risk Management Objectives, Policies and Processes, and Measurement Methods

Arauco performs sensitivity analyses to measure the effect of this variable on equity and net result.

Sensitivity analysis considers a variation of +/- 10% of the exchange rate over the Chilean Peso. This fluctuation range is considered possible given current market conditions as of the date of these financial statements. With all other variables at a constant rate, a U.S. Dollar exchange rate variation of +/- 10% in relation to the Chilean Peso would mean a change in the net income year after tax +/- 2.97% (equivalent to ThU.S.$ -/+ 1,839), and +/- 0.01% of equity (equivalent to ThU.S.$ -/+ 1,103).

Additionally, a sensitivity analysis is carried out assuming a variation of +/- 10% in the closing exchange rate on the Brazilian Real, which is considered a possible range of fluctuation given the market conditions as of the date of these financial statements. With all the other variables constant, a variation of +/- 10% in the exchange rate of the dollar on the Brazilian Real would mean a variation on the net income after tax +/- 2.28% (equivalent to ThU.S.-/+$1,415) and a change on the equity of +/- 1.44% (equivalent to ThU.S. -/+$105,837).

23.10.4 Type of Risk: Market Risk – Interest rate risk

Description

Interest rate risk refers to the sensitivity of the value of financial assets and liabilities in terms of interest rate fluctuations.

Explanation of Interest Rate Risk Exposure and How This Risk Arises

Arauco is exposed to risks due to interest rate fluctuations for bonds issued, bank borrowings and financial instruments that bear interest at a variable rate.

Explanation of Risk Management Objectives, Policies and Processes, and Measurement Methods

Arauco completes its risk analysis by reviewing its exposure to changes in interest rates. As of December 31, 2019, 11% our financial debt accrues interest at variable rates. A change of +/- 10% in the interest rate is considered a possible range of fluctuation. Such market conditions would affect the income after tax at rate of +/- 2.04% (equivalent to ThU.S.$-/+ 1,263) and +/- 0.01% (equivalent to ThU.S.$-/+ 758) on equity.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited Consolidated Financial Statements December 31, 2019 Amounts in thousands of U.S. dollars, except as indicated

Thousands of dollars	December 2019 ThU.S.$	Total
Fixed rate	5,382,970	89.0%
Bonds issued	4.831,743
Bank borrowings (*)	280,202
Lease liabilities	271,025
Variable rate	666,820	11.0%
Bonds issued	-
Loans with Banks	666.820
Total	6.049.790	100.0%

Thousands of dollars	December 2018 ThU.S.$	Total
Fixed rate	3,807,932	84.4%
Bonds issued	3,501,654
Bank borrowings (*)	238,091
Lease liabilities	68,187
Variable rate	702,344	15.6%
Bonds issued	-
Loans with Banks	702,344
Total	4,510,276	100.0%

(*) Includes variable rate bank borrowings changed by fixed rate swaps.

23.10.5 Type of Risk: Market Risk – Price of Pulp Risks

Description

Pulp prices are determined by world and regional market conditions. Prices fluctuate based on demand, production capacity, commercial strategies adopted by large-scale forestry companies, pulp and paper producers and by the availability of substitutes.

Explanation of Price Risk Exposure and How This Risk Arises

Pulp prices are reflected in revenue from sales and directly affect the net income for the period.

As of December 31, 2019, revenue due to pulp sales accounted for 43.6% of total sales. Pulp prices are fixed on a monthly basis in accordance with the market. Forward contracts or other financial instruments are not used for pulp sales.

Explanation of Risk Management Objectives, Policies and Processes, and Measurement Methods

This risk is approached in different ways. Arauco has a team of specialists who perform periodic market and competition analyses, providing tools to analyze and evaluate trends and adjust forecasts. Similarly, Arauco performs price financial sensitivity analysis in order to take the necessary safeguards to confront different scenarios in the best possible manner.

Sensitivity analysis considers a variation of +/- 10% in the average pulp price, a possible fluctuation range given current market conditions at the date of the closing balance. With all other variables constant, a variation of +/- 10% in the average pulp price would mean a variation of +/- 269.4% (equivalent to ThU.S.$-/+ 166,951) on the income for the year after tax and +/- 1.36% (equivalent to ThU.S.$100,170) on equity.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited Consolidated Financial Statements December 31, 2019 Amounts in thousands of U.S. dollars, except as indicated

NOTE 24.  REPORTABLE SEGMENTS

The main products that generate revenue for each reportable segment are described as follows:

•	Pulp: The main products sold by this reportable segment are long fiber bleached pulp (BSKP), short fiber bleached pulp (BHKP), long fiber raw pulp (UKP), and pulp fluff.

•

Wood products: The range of products sold by this reportable segment are plywood panels, MDF panels (medium density fiberboard), Hardboard Panels, PB Panels (agglomerated) different sizes of sawn wood and remanufactured products such as moldings, precut pieces and finger joints.

•

Forestry: This reportable segment produces and sells sawn logs, pulpable logs, posts and chips made from owned forests of Radiata and Taeda pine, eucalyptus globulus and nitens forests. Additionally, purchases logs and woodchip from third parties, which it sells to its other reportable segment.

Pulp

The Pulp reportable segment uses wood exclusively from pine and eucalyptus plantations for the production of different classes of wood cellulose or pulp. Bleached pulp is mainly used as raw material for producing printing and writing paper, as well as toilet paper and high-quality wrapping paper. Unbleached pulp is used to produce packing paper, filters, fiber cement products, dielectric paper and others. On the other hand, fluff pulp is mainly used in the production of diapers and female hygiene products.

Arauco has seven plants, five in Chile, one in Argentina and one in Uruguay (50% property of Arauco) and they have a total production capacity of approximately 4 million tons per year. Pulp is sold in more than 46 countries, mainly in Asia and Europe.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited Consolidated Financial Statements December 31, 2019 Amounts in thousands of U.S. dollars, except as indicated

Wood products

The Panels area produces a wide range of panel products and several kinds of moldings aimed at the furniture, decoration and construction industries. It consists of 23 industrial plants: 5 in Chile, 2 in Argentina, 4 in Brazil, 2 in Mexico, and 10 plants around USA and Canada. The Company has a total annual production capacity of 8.9 million cubic meters of PBO, MDF, Hardboard, plywood and moldings.

Through the joint venture Sonae Arauco (see note 16), Arauco produces and sells wood panels, of the type of MDF, PB and OSB, and sawn timber, through the operation of 2 panel plants and one sawmill in Spain; 2 panel plants and one resin plant in Portugal; 4 panel plants in Germany and 2 panel plants in South Africa. In total, Sonae Arauco’s production capacity is approximately 1.5 million m3 of MDF, 2.3 million m3 of PB, 516,000 m3 of OSB and 50,000 m3 of sawn lumber.

Including Sonae Arauco at 50%, Arauco totalize a capacity of 4.8 million m3 of MDF, 4.9 million m3 of PB and 258,000 m3 of OSB in its plants.

The Sawn Timber area produces a wide range of wood and remanufactured products with different kinds of uses and appearances, which include a wide variety of uses in the furniture, packing, construction and refurbishing industries.

With 8 saw mills in operation (7 in Chile and 1 in Argentina), the Company has a production capacity of 3.1 million m3 of sawn wood.

Furthermore, the Company has 5 remanufacturing plants, 4 in Chile and 1 in Argentina. These plants reprocess sawn wood and produce high quality remanufactured products, such as finger joint and solid moldings as well as precut pieces.

Forestry

The Forestry reportable segment is Arauco’s core business. It provides raw materials for all products manufactured and sold by the Company. By directly controlling the growth of the forests to be processed, Arauco guarantees itself quality wood for each of its products.

Arauco holds forestry assets distributed throughout Chile, Argentina, Brazil and Uruguay, reaching 1.8 million hectares as of December 31, 2019, of which 1 million hectares are used for plantations, 509 thousand hectares for native forests, 115 thousand hectares for other uses and 91 thousand hectares are to be planted.

Arauco’s principal plantations consist of radiata and taeda pine and eucalyptus to a lesser degree. These are species that have fast growth rates and short harvest cycles compared with other long fiber commercial woods.

Arauco has no customers representing 10% or more of its revenues.

Below, please find summarized information concerning the assets, liabilities and profits and losses at the end of each period, by segments. The profit (loss) of each segment informed takes into consideration that taxes and income and financial costs have not been allocated to the various segments, and are shown as part of the Corporate’s segment:

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited Consolidated Financial Statements December 31, 2019 Amounts in thousands of U.S. dollars, except as indicated

Period ended December 31, 2019	Pulp	Forestry	Wood products	Others	Corporate	Subtotal	Elimination	Total
	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$

Revenues from goods sale	2,297,042	127,909	2,820,538	-	-	5,245,489		5,245,489
Revenues from rendering of services	75,428	7,782	73	442	-	83,725		83,725

Revenues from external customers	2,372,470	135,691	2,820,611	442	-	5,329,214		5,329,214
Revenues from transactions with other operating segments	40,187	1,133,510	24,728	36,290	-	1,234,715	(1,234,715)	-

Finance income	-	-	-	-	32,582	32,582		32,582
Finance costs	-	-	-	-	(273,639)	(273,639)		(273,639)
Net finance costs	-	-	-	-	(241,057)	(241,057)		(241,057)

Depreciation and amortizations	272,181	46,265	190,040	1,396	9,498	519,380		519,380
Other income	10,773	168,651	32,943	84	41,616	254,067		254,067
Other expenses	82,615	25,550	81,784	493	13,256	203,698		203,698

Share of profit (loss) of associates and joint ventures accounted for using equity method

Associates	-	4,120	-	-	2,666	6,786		6,786
Joint ventures	-	-	(688)	-	1,677	989		989

Income tax expense	-	-	-	-	(535)	(535)		(535)

Profit (loss) of each reportable segment	328,793	24,393	67,334	(2,521)	(356,029)	61,970		61,970
Geographical information on revenues

Revenue – Chilean entities	1,714,234	56,307	1,124,941	442	-	2,895,924		2,895,924
Revenue – Foreign entities	658,236	79,384	1,695,670	-	-	2,433,290		2,433,290
Total Ordinary Income	2,372,470	135,691	2,820,611	442	-	5,329,214		5,329,214

Period ended December 31, 2019	Pulp	Forestry	Wood products	Others	Corporate	Subtotal	Elimination	Total
	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$

Amounts of additions to non-current assets

Acquisition of property, plant and equipment and biological assets	817,995	295,683	162,731	1,096	2,769	1,280,207	-	1,280,207
Acquisition and contribution of investments in associates and joint venture	-	-	-	-	171,841	171,841	-	171,841

Period ended December 31, 2019	Pulp	Forestry	Wood products	Others	Corporate	Subtotal	Elimination	Total
	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Segment assets	5,566,128	5,222,381	3,101,716	21,180	1,985,595	15,897,000	(36,970)	15,860,030
Segments assets (excluding deferred tax assets)	5,566,128	5,222,381	3,101,716	21,180	1,979,528	15,890,933	(36,970)	15,853,963
Deferred tax assets	-	-	-	-	6,067	6,067		6,067

Investments accounted through equity method
Associates	-	38,370	-	-	57,744	96,114		96,114
Joint Ventures	-	-	172,321	-	24,683	197,004		197,004
Segment liabilities	140,243	194,282	425,116	8,466	7,722,508	8,490,615		8,490,615
Segment liabilities (excluding deferred tax liabilities)	140,243	194,282	425,116	8,466	6,362,321	7,130,428		7,130,428
Deferred tax liabilities	-	-	-	-	1,360,187	1,360,187		1,360,187

Geographical information on non-current assets
Chile	3,260,990	3,300,806	660,059	745	265,930	7,488,530	(3,440)	7,485,090
Foreign countries	1,596,633	1,350,467	1,408,923	-	87,536	4,443,559	-	4,443,559
Non-current assets, Total	4,857,623	4,651,273	2,068,982	745	353,466	11,932,089	(3,440)	11,928,649

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited Consolidated Financial Statements December 31, 2019 Amounts in thousands of U.S. dollars, except as indicated

Period ended December 31, 2018	Pulp	Forestry	Wood products	Others	Corporate	Subtotal	Elimination	Total
	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$

Revenues from goods sale	2,956,863	105,170	2,795,551	-	-	5,857,584		5,857,584
Revenues from rendering of services	87,643	8,811	-	795	-	97,249		97,249
Revenues from external customers
	3,044,506	113,981	2,795,551	795	-	5,954,833		5,954,833
Revenues from transactions with other operating segments	42,434	1,038,624	9,058	37,568	-	1,127,684	(1,127,684)	-

Finance income	-	-	-	-	20,895	20,895		20,895
Finance costs	-	-	-	-	(214,779)	(214,779)		(214,779)
Net finance costs	-	-	-	-	(193,884)	(193,884)		(193,884)

Depreciation and amortizations	232,275	19,448	147,382	1,230	7,087	407,422		407,422
Other income	12,239	94,497	31,084	213	484	138,517		138,517
Other expenses	39,416	23,863	31,977	35	589	95,880		95,880

Share of profit (loss) of associates and joint ventures accounted for using equity method

Associates	-	(296)	-	-	3,339	3,043		3,043
Joint ventures	-	-	12,549	-	1,654	14,203		14,203

Income tax expense	-	-	-	-	(226,765)	(226,765)		(226,765)

Profit (loss) of each reportable segment	1,173,249	(128,160)	250,246	(1,739)	(566,837)	726,759		726,759
Geographical information on revenues
Revenue – Chilean entities	2,303,086	55,579	1,319,767	795	-	3,679,227		3,679,227
Revenue – Foreign entities	741,420	58,402	1,475,784	-	-	2,275,606		2,275,606
Total Ordinary Income	3,044,506	113,981	2,795,551	795	-	5,954,833		5,954,833

Period ended December 31, 2018	Pulp	Forestry	Wood products	Others	Corporate	Subtotal	Elimination	Total
	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$

Amounts of additions to non-current assets
	324,482	251,574	323,675	645	293	900,669	-	900,669
Acquisition of property, plant and equipment and biological assets					20,072	20,072	-	20,072
Acquisition and contribution of investments in associates and joint venture

Period ended December 31, 2018	Pulp	Forestry	Wood products	Others	Corporate	Subtotal	Elimination	Total
	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Segment assets	5,252,765	5,114,163	2,934,213	21,045	1,317,041	14,639,227	(45,479)	14,593,748
Segments assets (excluding deferred tax assets)	5,252,765	5,114,163	2,934,213	21,045	1,312,406	14,634,592	(45,479)	14,589,113
Deferred tax assets	-	-	-	-	4,635	4,635		4,635

Investments accounted through equity method
Associates	-	38,497	-	-	117,112	155,609		155,609
Joint Ventures	-	-	181,103	-	21,341	202,444		202,444
Segment liabilities	396,332	180,259	411,427	7,851	6,258,908	7,254,777		7,254,777
Segment liabilities (excluding deferred tax liabilities)	396,332	180,259	411,427	7,851	4,841,250	5,837,119		5,837,119
Deferred tax liabilities	-	-	-	-	1,417,658	1,417,658		1,417,658

Geographical information on non-current assets
Chile	2,667,179	3,259,801	806,253	20,382	120,231	6,873,846	(3,842)	6,870,004
Foreign countries	1,657,532	1,304,390	1,266,515	-	54,147	4,282,584	-	4,282,584
Non-current assets, Total	4,324,711	4,564,191	2,072,768	20,382	174,378	11,156,430	(3,842)	11,152,588

The following table shows information related to cash flows by segments which is presented as a complementary information as required by our regulatory entities:

Period ended December 31, 2019	Pulp	Forestry	Wood products	Others	Corporate	Subtotal	Elimination	Total
	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Segment Cash Flows
Cash Flows from (used in) Operating Activities	749,909	226,167	295,509	6,712	(605,459)	672,838	-	672,838
Cash flows (used in) investing activities	(808,120)	(284,258)	(174,220)	(1,096)	(50,047)	(1,317,741)	-	(1,317,741)
Cash flows from (used in) Financing Activities	1,216,657	(28,703)	(9,420)	(67)	(31,035)	1,147,432	-	1,147,432
Net increase (decrease) in Cash and Cash Equivalents	1,158,446	(86,794)	111,869	5,549	(686,541)	502,529	-	502,529

Period ended December 31, 2018	Pulp	Forestry	Wood products	Others	Corporate	Subtotal	Elimination	Total
	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Segment Cash Flows
Cash Flows from (used in) Operating Activities	1,011,517	149,118	338,282	7,565	(218,937)	1,287,545	-	1,287,545
Cash flows (used in) investing activities	(326,363)	(228,144)	(385,487)	(2,215)	48,227	(893,982)	-	(893,982)
Cash flows from (used in) Financing Activities	(78,537)	(6,624)	(150)	-	208,558	123,247	-	123,247
Net increase (decrease) in Cash and Cash Equivalents	606,617	(85,650)	(47,355)	5,350	37,848	516,810	-	516,810

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited Consolidated Financial Statements December 31, 2019 Amounts in thousands of U.S. dollars, except as indicated

Information required by geographic area:

	Geographical area
2019	Local country	Foreign country
	Chile	Argentina	Brazil	USA/Canada	Uruguay	Mexico	Total

Disclosure of geographical areas	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Revenues from goods sale	2,841,003	395,689	542,676	928,617	410,834	126,670	5,245,489
Revenues from rendering of services	54,921	-	-	-	28,731	73	83,725
Revenues at 12-31-2019	2,895,924	395,689	542,676	928,617	439,565	126,743	5,329,214
Non-current Assets at 12-31-2019 other than deferred tax	7,480,456	781,693	947,265	832,570	1,724,698	155,900	11,922,582

		Geographical area
2018	Local country	Foreign country
	Chile	Argentina	Brazil	USA/Canada	Uruguay	Mexico ThU.S.$	Total

Disclosure of geographical areas	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$		ThU.S.$
Revenues from goods sale	3,608,017	479,698	504,589	815,668	449,612	-	5,857,584
Revenues from rendering of services	71,210	-	-	-	26,039	-	97,249
Revenues at 12-31-2018	3,679,227	479,698	504,589	815,668	475,651	-	5,954,833
Non-current Assets at 12-31-2018 other than deferred tax	6,865,406	825,914	984,746	810,461	1,661,425	-	11,147,953

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited Consolidated Financial Statements December 31, 2019 Amounts in thousands of U.S. dollars, except as indicated

NOTE 25.  OTHER NON-FINANCIAL ASSETS AND NON-FINANCIAL LIABILITIES

	12-31-2019	12-31-2018
Current non-financial assets	ThU.S.$	ThU.S.$
Roads to amortize current	48,380	41,456
Prepayment to amortize (insurance and others)	17,965	14,020
Recoverable taxes (GST and others)	102,875	71,021
Other current non-financial assets	4,890	3,357
Total	174,110	129,854

	12-31-2019	12-31-2018
Non-current non-financial assets	ThU.S.$	ThU.S.$
Roads to amortize, non-current	96,530	78,418
Guarantee values	4,442	3,295
Recoverable taxes	4,568	1,519
Other non-current non-financial assets	6,874	3,716
Total	112,414	86,948

	12-31-2019	12-31-2018
Current non-financial liabilities	ThU.S.$	ThU.S.$
Provision of minimum dividend (1)	2,451	182,890
ICMS tax payable	18,195	9,109
Other tax payable	18,206	14,034
Other Current non-financial liabilities	1,213	6,577
Total	40,065	212,610
(1) Provision includes a minimum dividend of subsidiary minority.

	12-31-2019	12-31-2018
Non-current non-financial liabilities	ThU.S.$	ThU.S.$
ICMS tax payable	111,012	111,134
Other non-current non-financial liabilities	424	933
Total	111,436	112,067

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited Consolidated Financial Statements December 31, 2019 Amounts in thousands of U.S. dollars, except as indicated

NOTE 26.  DISTRIBUTABLE NET Profit AND EARNINGS PER SHARE

Distributable net profit

As a general policy, the Board of Directors of Arauco agreed that the net profit to be distributed as dividend is determined based on realized net gains/(losses) of any relevant variations in the value of unrealized assets and liabilities, which are excluded from the calculation of net profit during the period such changes are made.

As a result of the foregoing, for purposes of determining the distributable net profit of the Company, which is the same considered for calculating the minimum dividend required and additional dividend, the following unrealized gains/losses are excluded from the net profit for the year:

1)

Unrealized gains/losses relating to the fair value recorded for forestry assets under IAS 41, adding them back to distributable net profit when they are realized through sale or disposed of by other means.

2)	Those generated through the acquisition of entities. These results will be added back to net profit when they are realized through sale.

The deferred taxes associated with the amounts described in 1) and 2) above are also excluded.

The Board of Directors agreed to modify the Company’s dividend policy established by the Board of Directors in Session No. 587 dated as of April 24, 2018, in the sense that, notwithstanding the powers of the Shareholders’ Meeting to determine the portion of the profits of the year to be distributed as dividend, it will be proposed, with respect to the results of the years 2019 and 2020, not to distribute dividends, due to the financial requirements that the Company has in the coming months, especially those related to the MAPA Project.

Therefore, as of December 31, 2019 there is no minimum dividend provision registered.

The following table details the adjustments made for the determination of distributable net profit as of December 31, 2019 and 2018 to determine the provision of 40% of the distributable net profit for each period:

Distributable Net Profit ThU.S.$
Net profit attributable to owners of parent at 12-31-2019	61,784
Adjustments:
Biological assets
Unrealized gains/losses	(153,497)
Realized gains/losses	197,891
Deferred income taxes	(10,630)
Total biological assets	33,764
Profit due bargain acquisition (net)	(21,674)
Total adjustments	12,090
Distributable Net Profit at 12-31-2019	73,874

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited Consolidated Financial Statements December 31, 2019 Amounts in thousands of U.S. dollars, except as indicated

Distributable Net Profit ThU.S.$
Net profit attributable to owners of parent at 12-31-2018	725,482
Adjustments:
Biological assets
Unrealized gains/losses	(83,243)
Realized gains/losses	208,362
Deferred income taxes	(30,482)
Total biological assets	94,637
Profit due bargain acquisition (net)	(9,381)
Total adjustments	85,256
Distributable Net Profit at 12-31-2018	810,738

Basic and diluted earnings per share

Basic and diluted earnings per share are calculated by dividing the profit or loss attributable to ordinary equity holders of parent by the weighted average number of ordinary shares outstanding. Arauco does not have any shares with potential dilutive effect.

	January - December
	2019	2018
	ThU.S.$	ThU.S.$

Profit or loss attributable to ordinary equity holder of parent	61,784	725,482
Weighted average of number of shares	113,159,655	113,159,655
Basic and diluted earnings per share (in U.S.$ per share)	0.5460	6.4111

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited Consolidated Financial Statements December 31, 2019 Amounts in thousands of U.S. dollars, except as indicated

NOTE 27.  SUBSEQUENT EVENTS

1) On January 31, 2020, the Board of Directors of Celulosa Arauco y Constitución S.A., being aware of the determination made by the Extraordinary General Shareholders’ Meeting held on October 28, 2019 (in which the Company’s bylaws were amended) regarding distribution of profits, agreed to modify the Company’s dividend policy, in the sense that, notwithstanding the powers of the Shareholders’ Meeting to determine the portion of the profits of the year to be distributed as dividend, it will be proposed, with respect to the results of the years 2019 and 2020, not to distribute dividends, due to the financial requirements that the Company has in the coming months, especially those related to the MAPA Project.

2) The authorization for the issuance and publication of these consolidated financial statements for the period ended December 31, 2019 was approved by the Board of Directors of Arauco at the Extraordinary Session No.627 held on March 5, 2020.

Subsequent to December 31, 2019 and until the date of issuance of these consolidated financial statements, there have been no events, other than those discussed above, that could materially affect the presentation of these financial statements.

4Q 2019 RESULTS

Highlights

For more details on ARAUCO´s financial statements please visit www.cmfchile.cl or www.arauco.com

Readers are referred to the documents filed by ARAUCO with the United States Securities and Exchange Commission, specifically the most recent filing on Form 20-F that identifies important risk factors that could cause actual results to differ from those contained in the forward-looking statements. All forward-looking statements are based on information available to ARAUCO on the date hereof and ARAUCO does not assume any obligation to update such statements. References herein to "US$" are to United States dollars. Discrepancies in any table between totals and sums of the amounts listed are due to rounding. This report is unaudited.

REVENUES
US$1,202.3 million

ARAUCO's revenues reached US$1,202.3 million during the fourth quarter of 2019, a 13.3% decrease compared to the US$1,387.2 million obtained during the third quarter of 2019 and a 12.9% decrease compared to the fourth quarter of 2018.

NET INCOME
-US$92.0 million

ARAUCO's net income was -US$92.0 million, a decrease, equivalent to US$62.4 million, compared to the US$29.6 million net loss obtained during the third quarter of 2019, and a US$162.1 million decrease compared to the fourth quarter of 2018.

ADJUSTED EBITDA
US$211.0 million

Adjusted EBITDA reached US$211.0 million, a 11.4% or US$27.1 million decrease compared to the US$238.2 million obtained during the third quarter of 2019, and a 37.9% or US$128.9 million decrease compared to the same period of 2018.

NET DEBT TO EBITDA
3.9x

Net Financial Debt increased by US$236.6 million or 5.6% compared to the last quarter.

Net Financial Debt / LTM Adjusted EBITDA ratio reached 3.9x in this quarter, an increase compared to 3.3x in the third quarter of 2019 and to the 1.9x reached in the fourth quarter of 2018.

CAPEX
US$434.3 million

CAPEX reached US$434.3 million during this quarter, 54.6% or US$153.3 million higher than the US$281.0 million from the third quarter of 2019.

4Q 2019 RESULTS

Overview

ARAUCO´s fourth quarter 2019 net income was -US$92.0 million, which translates to a US$62.4 million decrease compared to the third quarter of 2019. This is mainly explained by a decrease in pulp sales volume of 15.2% and average prices of 3.0%, and also to a decrease in wood products sales volume and average prices of 7.7% and 0.9% respectively. Our Adjusted EBITDA was 11.4% lower than the third quarter, reaching US$211.0 million. Adjusted EBITDA margin increased to 17.6% compared to the 17.2% of the third quarter.

Net Financial Debt increased by US$236.6 million or 5.6% compared to the last quarter. Our Net Debt/LTM EBITDA ended up in 3.9x, higher than the 3.3x reached in the third quarter of 2019.

In US$ Million	Q4 2019	Q3 2019	Q4 2018	QoQ	YoY	FY 2019	FY 2018	YoY Acum
Revenue	1,202.3	1,387.2	1,380.9	***-13.3%***	*-12.9%*	5,329.2	5,954.8	*-10.5%*
Net income	(92.0)	(29.6)	70.1	***210.7%***	*-231.1%*	62.0	726.8	*-91.5%*
Adjusted EBITDA	211.0	238.2	339.9	***-11.4%***	*-37.9%*	1,147.4	1,850.5	*-38.0%*
Adjusted EBITDA Margin	17.6%	17.2%	24.6%	***2.2%***	*-28.7%*	21.5%	31.1%	*-30.7%*
LTM Adj. EBITDA	1,147.4	1,276.3	1,850.5	***-10.1%***	*-38.0%*	1,147.4	1,850.5	*-38.0%*
CAPEX	434.3	281.0	341.6	***54.6%***	*27.1%*	1,350.0	920.7	*46.6%*
Net Financial Debt	4,489.8	4,253.2	3,434.3	***5.6%***	*30.7%*	4,489.8	3,434.3	*30.7%*
Net Financial Debt / LTM Adj. EBITDA	3.9x	3.3x	1.9x	***17.4%***	*110.9%*	3.9x	1.9x	*110.9%*

Adjusted EBITDA and EBITDA Margin
(in US$ Million)

31.2%
34.5%
33.2%
24.6%
25.6%
25.4%
17.2%
17.6%
457.0
538.3
515.3
339.9
354.9
343.3
238.2
211.0
Q1 2018
Q2 2018
Q3 2018
Q4 2018
Q1 2019
Q2 2019
Q3 2019
Q4 2019
FY 2018
1,850.5
FY 2019
1,147.4

2

4Q 2019 RESULTS

Income Statement

Net income decreased by 210.7% during the fourth quarter of 2019 reaching -US$92.0 million. This is mainly explained by lower revenues in the wood products and pulp businesses. Additionally, other expenses were higher due to impairment provisions. This was partially offset by lower cost of sales and distribution costs.

In US$ Million	Q4 2019	Q3 2019	QoQ
Revenues	1,202.3	1,387.2	-13.3%
Cost of sales	(950.2)	(1,054.3)	-9.9%
Distribution costs	(138.3)	(160.4)	-13.8%
Administrative expenses	(126.1)	(140.4)	-10.2%
Other income	58.8	41.6	41.4%
Other expenses	(116.5)	(37.2)	213.4%
Financial income	10.3	7.5	37.0%
Financial costs	(80.9)	(65.8)	23.0%
Share of profit (loss) of associates and joint ventures accounted for using equity method	3.9	(5.8)	-167.4%
Other income (loss)	21.7	0.0	-
Exchange rate differences	(13.0)	(12.3)	5.8%
Income before income tax	**(128.1)**	**(39.9)**	**220.8%**
Income tax	36.1	10.3	249.5%
Net income	**(92.0)**	**(29.6)**	**210.7%**

3

4Q 2019 RESULTS

Revenues

ARAUCO's revenues reached US$1,202.3 million in the fourth quarter, a decrease of 13.3% when compared to the third quarter. This variation is mainly explained by lower revenues in our (i) wood products division, due to lower sales volume of 7.7% and lower prices of 0.9%, and (ii) our pulp division mainly because of a decrease in sales volume of 15.2% and also in prices with a decrease of 3.0%.

The following table shows a revenue's breakdown by business segment:

In US$ Million	Q4 2019	Q3 2019	QoQ
Pulp(*)	526.7	610.5	*-13.7%*
Wood Products(*)	642.9	738.8	*-13.0%*
Forestry	32.5	37.7	*-13.8%*
Others	0.1	0.1	*77.8%*
Total	**1,202.3**	**1,387.2**	***-13.3%***

4Q 2019 Revenue's breakdown
Forestry 2.7%
Others 0.0%
Pulp (*) 43.8%
Wood Products (*) 53.5%

(*) Pulp and Wood products division sales include energy.

4

4Q 2019 RESULTS

Cost of sales

Decreased by 9.9% or US$104.1 million compared to the third quarter of 2019. This is primarily explained by lower forestry labor costs due to a decrease in road costs, since harvesting in spring - summer implies the use of dirt roads. Costs associated to this type of road are lower than roads built in winter, mainly because (i) they require less maintenance and (ii) can be built with less gravel.

Chemical costs, and energy and fuel costs also decreased due to lower sales volume in the pulp division.

In US$ Million	Q4 2019	Q3 2019	QoQ
Timber	237.2	246.9	-4.0%
Forestry labor costs	118.5	148.8	-20.4%
Depreciation and amortization	101.8	109.5	-7.1%
Depreciation for right of use	16.4	11.5	42.4%
Maintenance costs	75.0	80.5	-6.9%
Chemical costs	127.2	151.1	-15.8%
Sawmill services	30.7	33.3	-7.7%
Other raw materials and indirect costs	96.2	103.3	-6.9%
Energy and fuel	46.6	60.3	-22.6%
Cost of electricity	8.1	8.5	-4.3%
Wage, salaries and severance indemnities	92.5	100.6	-8.0%
Cost of Sales	**950.2**	**1,054.3**	**-9.9%**

Administrative expenses

Decreased by 10.2% or US$14.3 million compared to the third quarter, mainly due to a decrease in wages, salaries and severance indemnities due to a provision reversal. This was partially offset by an increase in computer services.

In US$ Million	Q4 2019	Q3 2019	QoQ
Wages, salaries and severance indemnities	46.7	60.5	-22.7%
Marketing, advertising, promotion and publications expenses	2.9	3.9	-24.0%
Insurance	5.0	5.2	-4.0%
Depreciation and amortization	8.3	7.4	11.9%
Depreciation for the right of use	3.3	4.2	-19.8%
Computer services	8.9	6.4	38.3%
Lease rentals (offices, warehouses and machinery)	1.2	1.3	-5.6%
Donations, contributions, scholarships	2.5	1.6	58.8%
Fees (legal and technical advisories)	11.4	13.1	-13.1%
Property taxes, patents and municipality rights	2.9	4.5	-35.4%
Other administration expenses	32.9	32.4	1.5%
Administrative Expenses	**126.1**	**140.4**	**-10.2%**

5

4Q 2019 RESULTS

Distribution costs

Decreased by 13.8% or US$22.1 million compared to the last quarter, mainly due to a decrease in freights associated with a lower sales volume in the wood products and pulp divisions. Commissions decreased due to lower sales from our commercial offices.

In US$ Million	Q4 2019	Q3 2019	QoQ
Commissions	2.5	4.5	-45.0%
Insurance	0.7	1.5	-52.3%
Other selling costs	3.8	5.1	-26.3%
Port services	9.3	10.5	-11.8%
Freights	110.4	128.2	-13.9%
Depreciation for the right of use	0.4	0.4	0.9%
Other shipping and freight costs	11.2	10.1	10.4%
Distribution Costs	**138.3**	**160.4**	**-13.8%**

Other income

Increased by 41.4% equivalent to US$17.2 million, mainly explained by higher gains from changes in fair value of biological assets. Additionally, other operating results increased due to some provision reversals.

In US$ Million	Q4 2019	Q3 2019	QoQ
Gain from changes in fair value of biological assets	44.2	36.1	22.5%
Net income from insurance compensation	0.8	0.2	372.1%
Leases received	0.3	0.3	2.7%
Gains on sales of assets	4.1	2.2	85.0%
Gain on sales of associates	-	-	-
Other operating results	9.4	2.8	237.3%
Other Income	**58.8**	**41.6**	**41.4%**

6

4Q 2019 RESULTS

Other expenses

Increased by US$79.3 million or 213.4% compared to the previous quarter, primarily due to an increase in impairment provision of property, plant and equipment and others, explained by provisions in the Eugene and Bennettsville mills in North America. This is mainly due to the upcoming closure of the Eugene mill and spare parts related provisions. Operational expenses related to plant stoppages increased mainly due to the programmed maintenance stoppage of the Valdivia mill.

In US$ Million	Q4 2019	Q3 2019	QoQ
Legal payments	2.3	(0.1)	-3148.7%
Impairment provision property, plant and equipment and others	87.1	19.9	338.6%
Operating expenses related to plant stoppages	11.4	4.5	151.6%
Project expenses	3.9	0.4	764.1%
Loss (gain) from asset sales	2.8	4.5	-37.5%
Provision for forestry fire losses	1.3	-	-
Other taxes	4.8	3.2	51.0%
Research and development expenses	0.9	1.3	-29.2%
Other expenses (donations, repayments insurance)	1.8	3.4	-45.8%
Other expenses	**116.5**	**37.2**	**213.4%**

Foreign exchange differences

Showed a loss of US$13.0 million, a US$0.7 million difference when compared to the third quarter that ended with a US$12.3 million loss.

This is mainly due to variations of the Chilean peso against the US dollar, as during the fourth quarter the exchange rate of the Chilean peso depreciated by 2.8% compared to the previous quarter.

These currency variations affected our cash and cash equivalents as measured in US dollar.

Income tax

For the fourth quarter, income tax reached a gain of US$36.1 million, US$25.8 million higher than the US$10.3 million gain in the third quarter. This gain is mainly due to this quarter's negative income before tax.

7

4Q 2019 RESULTS

Adjusted EBITDA

Adjusted EBITDA for the fourth quarter of 2019 was US$211.0 million. In terms of Adjusted EBITDA by business, the most significant variation was in our pulp division, with a decrease of 54.0% or US$80.0 million related to lower sales volume and prices. This was partially offset by an increase in the adjusted EBITDA of our wood products and forestry divisions of 52.1% and 30.5%

In US$ Million	Q4 2019	Q3 2019	Q4 2018	QoQ	YoY
Net Income	(92.0)	(29.6)	70.1	*210.7%*	*-231.1%*
Financial costs	80.9	65.8	55.5	*23.0%*	*45.9%*
Financial income	(10.3)	(7.5)	(8.1)	*37.0%*	*27.3%*
Income tax	(36.1)	(10.3)	26.8	*249.5%*	*-234.5%*
EBIT	**(57.4)**	**18.4**	**144.4**	***-412.4%***	***-139.8%***
Depreciation & amortization	132.5	133.6	97.0	*-0.8%*	*36.6%*
EBITDA	**75.1**	**151.9**	**241.3**	***-50.6%***	***-68.9%***
Fair value cost of timber harvested	78.7	90.1	77.5	*-12.7%*	*1.6%*
Gain from changes in fair value of biological assets	(44.2)	(36.1)	(6.2)	*22.5%*	*615.5%*
Exchange rate differences	13.0	12.3	4.2	*5.8%*	*209.3%*
Others (*)	88.5	19.9	23.1	*345.3%*	*283.2%*
Adjusted EBITDA	**211.0**	**238.2**	**339.9**	***-11.4%***	***-37.9%***

(*) Includes provision from forestry fires and provisions from property, plants and equipment, and others

Adjusted EBITDA variation by business segment (in US$ million)

238.2
(80.0)
10.6
16.8
25.4
211.0
Q3 2019
Pulp
Wood Products
Forestry
Consolidation Adj. & Others
Q4 2019

8

4Q 2019 RESULTS

Forestry Business

The Adjusted EBITDA for our forestry business was US$71.8 million for the fourth quarter, which translates to a US$16.8 million increase compared to the previous quarter.

45
43
35
-11
69
56
55
72
Q1 2018
Q2 2018
Q3 2018
Q4 2018
Q1 2019
Q2 2019
Q3 2019
Q4 2019

The production during the fourth quarter was 5.1 million m³, 1.1% down compared to the third quarter. On the other hand, sales volume reached 7.4 million m³, a decrease of 4.6% compared to the last quarter.

Production, Purchase and Sales Volume (in thousand m³)

7,741
7,387
2,157
5,584
7,143
7,772
2,005
5,138
7,715
7,434
2,634
5,081
Q4 2018
Q3 2019
Q4 2019
Production
Purchases
Sales

9

4Q 2019 RESULTS

Pulp Business

Global Pulp Demand variation Last 11 months	
North America	↑ 1.6%
West Europe	↓ -8.5%
China	↑ 13.9%
Others	= 0.4%
Total	↑ **1.5%**

Source: World-20 Bleached Chemical Pulp Demand. Hawkins Wright Report

Production during the fourth quarter was affected by the programmed maintenance stoppages of the Montes del Plata and the Valdivia mills. Additionally, since the end of December 2019 and as of the date of this report, the Licancel mill (annual capacity of 160,000 tonnes) is not operating due to low water flow in the Mataquito river.

Production and Sales Volume (In thousand tonnes)

901
851
989
1,064
856
902
Q4 2018
Q3 2019
Q4 2019
Production
Sales

10

4Q 2019 RESULTS

The Adjusted EBITDA for our pulp business reached US$68.2 million during this quarter, which translates to a 54.0% or US$80.0 million decrease compared to the third quarter 2019.

Pulp EBITDA Mg reached 12.9%, 11.3% down from the last quarter.

46.8%
49.1%
48.7%
42.2%
37.9%
33.9%
24.3%
12.9%
343
405
395
286
247
198
148
68
Q1 2018
Q2 2018
Q3 2018
Q4 2018
Q1 2019
Q2 2019
Q3 2019
Q4 2019
Adjusted EBITDA
EBITDA Mg

Days of Maintenance Stoppages

Mill	2019				2020	
	1Q	2Q	3Q	4Q	1Q	2Q
Arauco - Line 1		10				8
Arauco - Line 2					12	
Constitución	18				8	
Licancel	11				10	
Nueva Aldea	11					16
Valdivia			59			
Alto Paraná	22					
Montes del Plata				10		

Finished
In progress
Planned

11

4Q 2019 RESULTS

Wood Products Business

Panels

Production and Sales Volume: Panels [(1)]
(In thousand m^3)

1,384
1,329
1,564
1,611
1,546
1,476
Q4 2018
Q3 2019
Q4 2019
Production
Sales

Sawn timber

Production and Sales Volume: Sawn Timber [(2)]
(In thousand m^3)

652
554
604
561
608
523
Q4 2018
Q3 2019
Q4 2019
Production
Sales

Plywood

Production and Sales Volume: Plywood
(In thousand m^3)

146
123
154
134
118
131
Q4 2018
Q3 2019
Q4 2019
Production
Sales

(1) Includes OSB and HB.
(2) Includes sawn timber, kilned sawn timber, remanufactured wood products, pallets.
Note: Sales include trading

12

Adjusted EBITDA for our wood products business reached US$72.9 million during the fourth quarter of 2019, which translates to a 17.2% or US$10.7 million increase, compared to the third quarter.

Wood products EBITDA Mg was 11.3%, higher than the 8.4% reached in the third quarter.

13.0%
14.2%
14.7%
12.8%
9.4%
11.6%
8.4%
11.3%
90
98
105
85
66
85
62
73
Q1 2018
Q2 2018
Q3 2018
Q4 2018
Q1 2019
Q2 2019
Q3 2019
Q4 2019
Adjusted EBITDA
EBITDA Mg

13

Capital Expenditures

During this quarter, capital expenditures reached US$434.3 million, US$153.3 million or 54.6% higher than the third quarter. This was mainly due to an increase of 66.5% or US$139.0 million in purchase and sale of property, plant and equipment, mainly due to the MAPA project. Additionally, purchases of other long-term assets increased by US$25.5 million.

During the third quarter, we paid approximately US$12.3 million for the acquisition of Prime-Line Inc.

Our main project-related expenditures during the fourth quarter were:
MAPA Project: US$191.2 million
Dissolving Pulp Project: US$28.3 million

US$ Million	Q4 2019	Q3 2019	Q4 2018	FY 2019	FY 2018
Cash flow used to obtain control of subsidiaries or other businesses	(0.6)	21.0	0.5	69.2	17.0
Cash flow used to purchase in associates	(0.1)	-	2.1	0.6	3.0
Purchase and sale of property, plant and equipment	347.9	208.9	283.3	1,000.4	676.0
Purchase and sale of intangible assets	16.8	6.5	1.9	32.0	2.7
Purchase of other long-term assets	70.1	44.7	53.9	247.8	222.0
Total CAPEX	**434.3**	**281.0**	**341.6**	**1,350.0**	**920.7**

14

Free Cash Flow

During the fourth quarter, free cash flow decreased by US$350.3 million compared to the third quarter of 2019, ending with a deficit of US$287.7 million. Cash provided by operating activities decreased by US$206.9 million mainly due to (i) an increase in interest paid and received, (ii) a decrease in working capital variation and (iii) lower adjusted EBITDA. Cash used in investment activities increased by 56.8% or by US$154.6 million, mainly due to higher CAPEX. Cash used in financing activities remained stable compared to the previous quarter mainly because of the decision of the company to suspend dividend payments for 2019 and 2020, during the construction of the MAPA project. This implies that during the fourth quarter, the provisory dividend of 2019 was not paid.

US$ Million	Q4 2019	Q3 2019	Q4 2018
Adjusted EBITDA	211.0	238.2	339.9
Working Capital Variation	121.4	152.2	141.8
Interest paid and received	(97.4)	(39.8)	(39.2)
Income tax paid	(56.4)	(50.9)	(30.3)
Other cash inflows (outflows)	(11.7)	74.1	8.2
Cash from Operations	**167.0**	**373.8**	**420.5**
Capex	(434.3)	(281.0)	(341.6)
Proceeds from investment activities	5.3	2.5	5.1
Other inflows of cash, net	2.5	6.5	1.3
Cash from (used in) Investment Activities	**(426.5)**	**(272.0)**	**(335.2)**
Dividends paid	-	-	(142.7)
Other inflows of cash, net	(23.2)	(19.1)	(1.6)
Cash from (used in) Financing Activities - Net of Proceeds and Repayments	**(23.2)**	**(19.1)**	**(144.4)**
Effect of exchange rate changes on cash and cash equivalents	(4.9)	(20.1)	(5.3)
Free Cash Flow	**(287.7)**	**62.6**	**(64.4)**

Net Debt Variation Q4 2019 – Q3 2019 (in US$ million)

287.7
Net Debt Q3 19
Free Cash Flow
Exchange rate/ inflation variation
Accrued interest variation
Others*
Net Debt Q4 19

(*) The total amount corresponds to leasing variation.

15

Financial Debt and Cash

ARAUCO 's total financial debt as of December 31, 2019 reached US$6,049.8 million, an increase of 12.1% or US$654.4 million compared to the end of September 2019.

Our consolidated net financial debt increased 5.6% or US$236.6 million. Compared to September 2019, the increase in the long term debt was mainly the net effect between (i) the issuance of two new sustainable bonds in October 2019 of US$500 million each, (ii) the repurchase of two bonds for a total of US$173.2 million, and (iii) the make-whole of our 5.000% notes due 2021 with a total paid amount of US$91.7 million. Cash and cash equivalents increased by US$417.8 million.

Our leverage, measured as Net Financial Debt/LTM Adjusted EBITDA was 3.9x, an increase compared to the 3.3x in the last quarter.

In US$ Million	Dec 2019	Sept 2019	Dec 2018
Short term financial debt	529.2	557.7	535.8
Long term financial debt	5,520.6	4,839.8	3,974.4
TOTAL FINANCIAL DEBT	**6,049.8**	**5,395.4**	**4,510.3**
Cash and cash equivalents	1,560.0	1,142.2	1,075.9
NET FINANCIAL DEBT	**4,489.8**	**4,253.2**	**3,434.3**
LTM Adjusted EBITDA	**1,147.4**	**1,276.3**	**1,850.3**

Net Financial Debt and Leverage (In US$ Million)
2.5x
2.1x
1.9x
1.9x
2.3x
2.9x
3.3x
3.9x
3,643.0
3,434.3
4,017.8
4,454.8
4,253.2
4,489.8
Q1 2018
Q2 2018
Q3 2018
Q4 2018
Q1 2019
Q2 2019
Q3 2019
Q4 2019

Debt by Currency
Other Currencies 4%
UF (*) swapped to U.S. Dollar 23%
U.S.Dollar 73%

Debt by Instrument
Leasing 4%
Banks 16%
Bonds 80%

(*) UF is a Chilean monetary unit indexed to inflation.

16

Cash

Our cash position was US$1,560.0 million at the end of the fourth quarter, which translates to US$417.8 million or a 36.6% increase compared to the last quarter. Cash provided by operating activities decreased by US$204.3 million, mainly due to a decrease in receipts from sales of goods and rendering of services, higher interest paid and received, and a decrease in other cash receipts. Cash used in investing activities increased by 57.8% explained by higher capital expenditures incurred during the fourth quarter. On the other hand, cash provided by financing activities increased, reaching US$682.2 million, mostly because during the fourth quarter we issued a sustainable US bond.

Cash by Currency

Other Currencies
5%
Chilean
Peso
4%
U.S.
Dollar
91%

Cash by Instrument

Money Market
Funds
41%
Time
Deposits
39%
Overnight
Accounts
20%

Financial Debt Profile

For 2020, bank and bond obligations (which include accrued interest) sum up US$529.2 million. Bank obligations include the following maturities: US$172.9 million of loans for Montes del Plata, US$69.2 million of leasing, US$6.1 million of our Brazilian subsidiaries, US$2.6 million of loans in the United States and US$1.7 million in Chile. Bond obligations for the remainder of the year sum up US$276.7 million. These include interest and amortization payments for our local bonds, and interest payments for our US$-denominated bonds. Amortization payments for local bonds amount to US$232.0 million, which include the final amortization of US$189.0 million for the BARAU-J on September, and the amortization of 2 local bonds (BARAU-F and BARAU-Q).

Debt Amortization Profile as of December 31, 2019 (In US$ Million)

529
277
253
2020
187
34
153
2021
322
167
154
2022
348
42
306
2023
774
536
238
2024
109
43
66
2025
238
224
15
2026
545
530
15
2027
166
151
15
2028
529
524
5
2029
511
511
2030
1,793
2031
& thereafter
Bank Loans
Bonds

17

4Q 2019 RESULTS

Fourth Quarter
Subsequent Events and News

Dissolving Pulp Project *update*

The Dissolving Pulp Project was completed as of February 2020.

The start-up is expected by the second quarter of 2020. Originally it was programmed for January 2020, and it was delayed because of lower water flow in the Cruces River. Total investment for this brownfield project was approximately US$195 million.

MAPA Project *update*

MAPA Project progress as to end of February 2020 is 39%.

Engineering and purchasing of equipment and materials is going on according to schedule. During early 2020 the civil works related to main construction contracts are proceeding as expected, starting also with structural steel erection and equipment preassembly at site.

Main equipment for the project has been received such as the digester, boiler buildings, boiler feed water tank, evaporators, lime kilns, DD washers, among others, coming mainly from China and Europe. Besides ongoing main construction contracts, during this period also other construction contracts were awarded, such as administration offices, workshop & spare parts warehouse, aeration lagoon modification, etc. Currently 8,200 people are working at the site.

The start-up of the new Line 3 is expected to take place during the second quarter of 2021. At that point the existing eucalyptus line (Line 1) will be permanently shut down.

North American Mills *update*

During the last quarter of 2019, ARAUCO ended its particleboard manufacturing operations in our mill located in St. Stephen, New Brunswick, Canada. This mill had an annual capacity of 216,000 m3. The MDF operations will continue.

On January 30, 2020, ARAUCO announced the closing of its particleboard line in Moncure, North Carolina. This line closure will be effective as of May 1, 2020. This line has an annual capacity of 262,000 m3. ARAUCO's Moncure MDF line will be integrated with a moulding line to create an advanced MDF millwork operation.

On January 30, 2020, our Grayling mill suffered a fire. No injuries or deaths occurred. This led to an unplanned maintenance stoppage. Investigations regarding the causes of the fire are in progress. As of the date of this report, Grayling is back in operation.

On February 11, 2020, ARAUCO announced that it would be closing its MDF mill in Eugene, Oregon. This closure will be effective as of May 1, 2020. This mill has an annual capacity of 154,000 m3.

Forestry Fires *update*

As of the end of February 2020, there have been approximately 1,600 fires in our forest plantations. The area affected reached 2,200 hectares, which had a fair value of approximately US$5 million.

New Committed Credit Facility

During the first quarter of 2020, ARAUCO signed an agreement for a new Committed Credit Facility. We previously had two committed lines (one US$-denominated of US$200 million, and a UF-denominated equivalent to approximately US$120 million). The US$-denominated line was terminated in advance, and the UF-denominated line was not renewed. Neither of these lines were ever used by ARAUCO.

This new facility was signed with 5 banks on February 20, 2020 for a total amount of US$375 million, and is due in February 2025.

18

4Q 2019 RESULTS

UPCOMING EVENTS

CONFERENCE CALL

March 11, 2020
11:00 Santiago Time
10:00 Eastern Time (New York)

Dial in:
+1 (844) 450 3845 from USA
+56 (44) 208 1274 from Chile
+1 (412) 317 6368 from other countries
Conference ID: Arauco

For further information, please contact:

Marcelo Bennett
Treasurer
marcelo.bennett@arauco.com
Phone: +56 2 2461 7309

Gonzalo Jofré
Investor Relations
gonzalo.jofre@arauco.com
Phone: +56 2 2461 7494
investor_relations@arauco.cl

19

4Q 2019 RESULTS

Financial Statements

Income Statement

In US$ Million	Q4 2019	Q3 2019	Q4 2018	FY 2019	FY 2018
Revenues	1,202.3	1,387.2	1,380.9	5,329.2	5,954.8
Cost of sales	(950.2)	(1,054.3)	(926.2)	(3,910.4)	(3,722.7)
Gross profit	**252.1**	**332.9**	**454.7**	**1,418.8**	**2,232.1**
Other income	58.8	41.6	21.1	232.4	124.3
Distribution costs	(138.3)	(160.4)	(142.0)	(586.9)	(556.8)
Administrative expenses	(126.1)	(140.4)	(145.0)	(554.0)	(561.3)
Other expenses	(116.5)	(37.2)	(43.0)	(203.7)	(95.9)
Financial income	10.3	7.5	8.1	32.6	20.9
Financial costs	(80.9)	(65.8)	(55.5)	(273.6)	(214.8)
Share of profit (loss) of associates and joint ventures accounted for using equity method	3.9	(5.8)	(11.4)	7.8	17.2
Other income (loss)	21.7	0.0	14.2	21.7	14.2
Exchange rate differences	(13.0)	(12.3)	(4.2)	(32.5)	(26.5)
Income before income tax	**(128.1)**	**(39.9)**	**97.0**	**62.5**	**953.5**
Income tax	36.1	10.3	(26.8)	(0.5)	(226.8)
Net income	**(92.0)**	**(29.6)**	**70.1**	**62.0**	**726.8**
Profit attributable to parent company	(91.9)	(29.5)	68.4	61.8	725.5
Profit attributable to non-parent company	(0.1)	(0.1)	1.7	0.2	1.3

20

4Q 2019 RESULTS

Balance Sheet

In US$ Million	31-12-2019	30-09-2019	31-12-2018
Cash and cash equivalents	1,560.0	1,142.2	1,075.9
Other financial current assets	3.4	0.4	0.5
Other current non-financial assets	174.1	168.9	129.9
Trade and other receivables-net	642.3	773.5	839.2
Related party receivables	17.5	6.2	7.3
Inventories	1,053.9	1,074.8	1,030.2
Biological assets, current	275.8	324.4	315.9
Tax assets	200.0	106.8	36.5
Non-Current Assets classified as held for sale	4.4	5.5	5.7
Total Current Assets	**3,931.4**	**3,602.7**	**3,441.2**
Other non-current financial assets	9.4	31.3	20.3
Other non-current and non-financial assets	112.4	93.2	86.9
Non-current receivables	9.5	11.3	15.6
Investments accounted through equity method	293.1	284.8	358.1
Intangible assets	106.3	96.7	90.1
Goodwill	65.8	73.5	65.9
Property, plant and equipment	7,932.6	7,773.1	7,174.7
Biological assets, non-current	3,393.6	3,308.6	3,336.3
Deferred tax assets	6.1	6.6	4.6
Total Non-Current Assets	**11,928.6**	**11,679.1**	**11,152.6**
TOTAL ASSETS	**15,860.0**	**15,281.8**	**14,593.7**
Other financial liabilities, current	530.1	557.5	537.6
Trade and other payables	673.1	696.8	659.6
Related party payables	8.9	4.5	10.2
Other provisions, current	1.3	1.3	0.4
Tax liabilities	2.2	1.9	153.6
Current provision for employee benefits	6.0	5.6	5.7
Other non-financial liabilities, current	40.1	115.2	212.6
Total Current Liabilities	**1,261.5**	**1,382.8**	**1,579.8**
Other non-current financial liabilities	5,654.0	4,951.3	4,044.3
Trade and Other payables non-current	2.2	2.2	2.2
Other provisions, non-current	31.8	31.8	33.9
Deferred tax liabilities	1,360.2	1,371.8	1,417.7
Non-current provision for employee benefits	69.5	65.1	64.9
Other non-financial liabilities, non-current	111.4	110.3	112.1
Total Non-Current Liabilities	**7,229.1**	**6,532.6**	**5,675.0**
Non-parent participation	35.0	35.7	37.2
Net equity attributable to parent company	**7,334.4**	**7,330.8**	**7,301.8**
TOTAL LIABILITIES AND EQUITY	**15,860.0**	**15,281.8**	**14,593.7**

21

4Q2019RESULTS

Cash Flow Statement

US$ Million	Q4 2019	Q3 2019	Q4 2018	FY 2019	FY 2018
Receipts from sales of goods and rendering of services	1,450.7	1,536.2	1,687.7	5,913.4	6,129.8
Other cash receipts (payments)	78.2	124.8	44.4	319.3	168.6
Payments of suppliers and personnel (less)	(1,206.8)	(1,195.2)	(1,243.3)	(4,987.5)	(4,757.0)
Interest paid and received	(97.4)	(39.8)	(39.2)	(236.4)	(160.5)
Income tax paid	(56.4)	(50.9)	(30.3)	(329.9)	(90.6)
Other (outflows) inflows of cash, net	(1.4)	(1.3)	1.1	(6.2)	(2.8)
Net Cash Provided by (Used in) Operating Activities	**167.0**	**373.8**	**420.5**	**672.8**	**1,287.5**
Capital Expenditures	(434.3)	(281.0)	(341.6)	(1,350.0)	(920.7)
Other investment cash flows	7.7	9.0	6.4	32.2	26.8
Net Cash Provided by (Used in) Investing Activities	**(426.5)**	**(272.0)**	**(335.2)**	**(1,317.7)**	**(894.0)**
Proceeds from borrowings	996.2	58.2	418.1	2,142.4	863.6
Repayments of borrowings	(290.8)	(229.5)	(12.5)	(722.0)	(475.3)
Dividends paid	0.0	0.0	(142.7)	(182.1)	(257.4)
Other inflows of cash, net	(23.2)	(19.1)	(1.6)	(90.9)	(7.6)
Net Cash Provided by (Used in) Financing Activities	**682.2**	**(190.4)**	**261.2**	**1,147.4**	**123.2**
Total Cash Inflow (Outflow) of the Period	**422.6**	**(88.5)**	**346.4**	**502.5**	**516.8**
Effect of exchange rate changes on cash and cash equivalents	(4.9)	(20.1)	(5.3)	(18.5)	(30.8)
Cash and Cash equivalents at beginning of the period	1,142.2	1,250.9	734.8	1,075.9	589.9
Cash and Cash Equivalents at end of the Period	**1,560.0**	**1,142.2**	**1,075.9**	**1,560.0**	**1,075.9**

22

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Celulosa Arauco y Constitución, S.A.
(Registrant)

By:	/s/ Matías Domeyko Cassel
Name:	Matías Domeyko Cassel
Title:	Chief Executive Officer

Date: March 31, 2020